As Filed with the Securities and Exchange Commission on June 1, 2020

REGISTRATION NO. 333-

811-05846

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

and

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 145

DELAWARE LIFE VARIABLE ACCOUNT F

(Exact Name of Registrant)

DELAWARE LIFE INSURANCE COMPANY

(Name of Depositor)

1601 Trapelo Road, Suite 30

Waltham, Massachusetts 02451

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (844) 448-3519

Michael S. Bloom, Senior Vice President and General Counsel

Delaware Life Insurance Company

1601 Trapelo Road, Suite 30

Waltham, Massachusetts 02451

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as possible after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

Title of Securities Being Registered: Flexible Payment Individual Deferred Variable Annuity Contracts.

DELAWARE LIFE ACCELERATOR PRIME VARIABLE ANNUITYSM

An individual flexible payment variable annuity

Issued by

Delaware Life Insurance Company

Supplement dated                 , 2020

to the Prospectus dated                 , 2020

This Rate Sheet Prospectus Supplement (the “Supplement” or “Rate Sheet Supplement”) provides certain information contained in the Delaware Life Accelerator Prime Variable AnnuitySM Prospectus dated                 , 2020 (the “Prospectus”). Capitalized terms not defined in this Supplement have the same meaning as set forth in the Prospectus.

We are issuing this Supplement to provide: (1) the current Lifetime Withdrawal Percentages (the “LW%”), Bonus Rates (“BR%”) and the GLWB Fees associated with the Income Boost GLWB and Income Control GLWB, if you elect a GLWB; (2) the current Terms, GMAB Factor, GMAB Subsequent Purchase Payment Adjustment Factor and the GMAB Fee, if you elect the GMAB; and (3) the current HAV Fee Rate and ROP Fee Rate, if you elect an optional death benefit . This Supplement replaces and supersedes any previously issued Rate Sheet Supplement(s) and must be accompanied by the current variable annuity prospectus. This Supplement should be read and retained with the current variable annuity prospectus.

The LW% rates, BR% rates, and GLWB Fee for the GLWB; the Terms, GMAB Factors, and GMAB Subsequent Purchase Payment Adjustment Factors and the GMAB Fee Rate for the GMAB; and HAV Fee Rate and ROP Fee Rate for the optional death benefits applicable to your Contract will not change for the life of your Contract (unless subject to a Step-Up as described in the Step-Up Feature section of the Prospectus or a successive Term as described in the GMAB section of the Prospectus.) At the time of a Step-Up, the annual GLWB Fee Rate may increase up to 2.50% (0.625% quarterly) for the Income Boost GLWB and up to 1.95% (0.4875% quarterly) for the Income Control GLWB. If you elect a successive Term under the GMAB, the annual GMAB Fee Rate may increase up to 1.50% (0.375% quarterly).

If you would like another copy of the current Prospectus, including any historical rates and fees, please call us at (800) 374-3714. The Prospectus and this Supplement can also be found on the U.S. Securities and Exchange Commission’s website (www.sec.gov) by searching File No. 333-                .

If we file a new Rate Sheet Supplement, the terms of this Supplement will be superseded by the terms of the new Supplement. The terms of a Rate Sheet Supplement with no specified end date may not be amended unless we provide a minimum of 10 business days prior notice.

The LW% rates, BR% rates, and GLWB Fee for each GLWB; the Terms, GMAB Factors, and GMAB Subsequent Purchase Payment Adjustment Factors and the GMAB Fee Rate for the GMAB; and the HAV Fee Rate and ROP Fee Rate for the optional death benefits, as disclosed below, apply for applications signed on or after                 , 2020. We must also receive your completed application within 7 calendar days of signing and the Contract must be funded within 60 calendar days of signing. If these conditions are not met, your application will be considered not In Good Order. If you decide to proceed with the purchase of the Contract, additional paperwork may be required to issue the Contract with the applicable LW% rates, BR% rates, and GLWB Fee for the selected GLWB; the Terms, GMAB Factors, GMAB Subsequent Purchase Payment Adjustment Factors and the GMAB Fee for the GMAB; and the HAV Fee Rate and ROP Fee Rate for the optional death benefits in effect at that time.

LW%

The Lifetime Withdrawal Percentage is based on the age of the youngest GLWB Covered Person on the Income Start Date and on the date of any subsequent Step-Up, as shown in the table below.

LW% for the Income Boost GLWB

Age on Your Income Start Date and any Subsequent Step-Up date*	Lifetime Withdrawal Percentage Single-Life Coverage	Lifetime Withdrawal Percentage Joint-Life Coverage
<55	0.00%	0.00%
55-59	3.50%	3.20%
60-64	4.00%	3.70%
65-69	5.00%	4.70%
70-74	5.50%	5.20%
75-79	5.75%	5.45%
80-84	6.00%	5.70%
85+	6.00%	5.70%

LW% for the Income Control GLWB

Age on Your Income Start Date and any Subsequent Step-Up date*	Lifetime Withdrawal Percentage Single-Life Coverage	Lifetime Withdrawal Percentage Joint-Life Coverage
<55	0.00%	0.00%
55-59	4.00%	3.60%
60-64	4.50%	4.10%
65-69	5.50%	5.10%
70-74	5.75%	5.35%
75-79	6.00%	5.60%
80-84	6.25%	5.85%
85+	6.50%	6.10%

*	If you elect joint-life coverage, the age ranges are based upon the age of the younger spouse as described under “GLWB Covered Person and Joint GLWB Covered Person.”

BR%

On each Contract Anniversary during a Bonus Period, we will calculate a Bonus Amount that may be added to the Withdrawal Benefit Base. The Bonus Amount will be equal to the current Bonus Base multiplied by the Bonus Rate. Currently, the Bonus Rate for Income Boost GLWB is 6.25% and the Bonus Rate for Income Control GLWB is 7.00%.

We will calculate two potential increases to the Withdrawal Benefit Base, one under the Step-Up Feature and the other under the Bonus Feature, and then increase the Withdrawal Benefit Base by the higher of the two.

GLWB FEE

The GLWB Fee is deducted from the Contract Value on the last Valuation Period of each Contract Quarter. The GLWB Fee is calculated by multiplying the annual GLWB Fee Rate by the Withdrawal Benefit Base. The annual GLWB Fee Rate is currently 1.50% (0.375% quarterly) for Income Boost GLWB and 1.25% (0.3125% quarterly) for Income Control GLWB. The GLWB Fee will never exceed the maximum annual GLWB Fee Rate, 2.50% (0.625% quarterly) for a Step-Up under the Income Boost GLWB and 1.95% (0.4875% quarterly) for a Step-Up under the Income Control GLWB.

GMAB TERMS

We currently offer a ten-year Term known as the Armor Ten GMAB and a seven-year Term known as the Armor Ten GMAB.

GMAB FACTORS

The current GMAB Factor for the initial Term is 95% for the Armor Seven GMAB and 105% for the Armor Ten GMAB .

GMAB Subsequent Purchase Payment Adjustment Factors

The current GMAB Subsequent Purchase Payment Adjustment Factors for the initial Term are:

Armor Ten GMAB

Completed Years of Term at time Purchase Payment is received	Purchase Payment Adjustment Factor
0	90%
1	80%
2	70%
3	60%
4	50%
5	50%
6	50%
7	50%
8	50%
9	50%

Armor Seven GMAB

Completed Years of Term at time Purchase Payment is received	Purchase Payment Adjustment Factor
0	85%
1	70%
2	60%
3	50%
4	50%
5	50%
6	50%

GMAB FEE

The GMAB Fee is deducted from the Contract Value on the last Valuation Period of each Contract Quarter. The GMAB Fee is calculated by multiplying the annual GMAB Fee Rate by the GMAB Base. The annual GMAB Fee Rate is currently 1.00% (0.25% quarterly) for the Armor Seven GMAB and the Armor Ten GMAB. The annual GMAB Fee Rate will never exceed the maximum annual GMAB Fee Rate, currently 1.50% (0.375% quarterly) for successive Terms.

HAV FEE

The HAV Fee is deducted from the Contract Value on the last Valuation Period of each Contract Quarter. The HAV Fee is calculated by multiplying the annual HAV Fee Rate by the HAV Value. The annual HAV Fee Rate is currently 0.40% (0.10% quarterly).

ROP FEE

The ROP Fee is deducted from the Contract Value on the last Valuation Period of each Contract Quarter. The ROP Fee is calculated by multiplying the annual ROP Fee Rate by the ROP Value. The annual ROP Fee Rate is currently 0.20% (0.05% quarterly).

If you have any questions regarding this Supplement, please call the Service Center toll-free at (800) 374-3714 or write to us by mail - Delaware Life Insurance Company, P.O. Box 80428, Indianapolis, IN 46280; by express mail - Delaware Life Insurance Company, 301 Pennsylvania Pkwy, Suite 100, Indianapolis, IN 46280 and by facsimile at (800) 839-9165.

This Supplement must be accompanied by, and read in conjunction with, the current Prospectus dated                 , 2020.

Please read this Supplement carefully and retain it for future reference.

PART A

DELAWARE LIFE ACCELERATOR PRIME VARIABLE ANNUITYSM

PROSPECTUS

                , 2020

This Prospectus describes the Delaware Life Accelerator Prime Variable AnnuitySM (the “Contract”), a flexible payment deferred variable annuity contract that allows you to accumulate assets on a tax-deferred basis for retirement or other long-term purposes. Delaware Life Insurance Company (the “Company,” “Delaware Life,” “us,” or “we”) and Delaware Life Variable Account F (the “Variable Account”) offer the Contract to individuals and entities.

When you contribute money to the Contract, you decide how to allocate your money among a number of Variable Account options and, if available, Fixed Account options. You should consider which features are important to you and the amount of Variable Account charges, the amount of any optional benefits charges and the amount of any Withdrawal Charges you are willing to bear relative to your needs. In deciding whether to purchase any of the optional living benefits and death benefits, you should consider the desirability of the benefit relative to its additional cost and to your needs.

We hold the assets of each Variable Account option in a corresponding Subaccount of the Variable Account.. Each Subaccount, in turn, invests in one of the following Funds:

[Additional Funds to be provided by amendment]

AB Variable Products Series Fund, Inc., Class B

AB Balanced Wealth Strategy Portfolio

AB Large Cap Growth Portfolio

AB Small/Mid Cap Value Portfolio

American Funds Insurance Series®, Class 4

Asset Allocation Fund

Global Balanced Fund

Global Growth Fund

Growth Fund

Growth-Income Fund

International Fund

New World Fund®

BlackRock Variable Series Funds, Inc., Class III

BlackRock Global Allocation V.I. Fund

Columbia Variable Portfolio, Class 2

Columbia Variable Portfolio - Select Large Cap Value Fund

First Trust Variable Insurance Trust, Class I

First Trust/Dow Jones Dividend & Income Allocation Portfolio

Goldman Sachs Variable Insurance Trust, Service Shares

Goldman Sachs U.S. Equity Insights Fund

Invesco Variable Insurance Funds, Series II

Invesco V.I. Core Plus Bond Fund

Invesco V.I. Equity and Income Fund

JPMorgan Insurance Trust, Class 2

JPMorgan Insurance Trust Income Builder Portfolio

Lazard Retirement Series, Service Shares

Lazard Retirement Global Dynamic Multi-Asset Portfolio

Legg Mason Partners Variable Equity Trust, Class II

ClearBridge Variable Mid Cap Portfolio

Legg Mason Partners Variable Income Trust, Class II

Western Asset Core Plus VIT Portfolio

Lord Abbett Series Fund, Class VC

Bond Debenture Portfolio

MFS® Variable Insurance Trust, Service Class

MFS® Mid Cap Growth Series

MFS® New Discovery Series

MFS® Total Return Bond Series

MFS® Total Return Series

MFS® Value Series

MFS® Variable Insurance Trust II, Service Class

MFS® Core Equity Portfolio

MFS® Global Growth Portfolio

MFS® Technology Portfolio

MFS® U.S. Government Money Market Portfolio1

MFS® Variable Insurance Trust III, Service Class

MFS® Blended Research® Small Cap Equity Portfolio

MFS® Conservative Allocation Portfolio1

MFS® Global Real Estate Portfolio

MFS® Growth Allocation Portfolio1

MFS® Moderate Allocation Portfolio1

MFS® New Discovery Value Portfolio

Morgan Stanley Variable Insurance Fund, Inc., Class II

Global Franchise Portfolio

Global Infrastructure Portfolio

Global Strategist Portfolio

Growth Portfolio

PIMCO Variable Insurance Trust, Advisor Class

PIMCO CommodityRealReturn® Strategy Portfolio

PIMCO International Bond Portfolio (U.S. Dollar-Hedged)

PIMCO Total Return Portfolio

Putnam Variable Trust, Class IB

Putnam VT Equity Income Fund

Putnam VT George Putnam Balanced Fund

Putnam VT Global Asset Allocation Fund

Putnam VT Global Health Care Fund

Putnam VT Income Fund

Putnam VT Research Fund

[1]

There is no assurance that this Fund will be able to maintain a stable net asset value per share. In addition, during extended periods of low interest rates, and partly as a result of asset based separate account charges, the yield on this investment account may become low and possibly negative.

We restrict the Subaccounts available to you if you elect the Income Control GLWB or the GMAB . If you elect the Income Boost GLWB, the Income Control GLWB or the GMAB, you may not allocate Purchase Payments to the Fixed Account unless you participate in the DCA program or transfer Contract Value to the Fixed Account. Please see “Purchase Payments” for more information.

Please see “VARIABLE ACCOUNT OPTIONS: THE FUNDS.” for a list of Funds by type and the names of the Funds’ investment advisers.

This Prospectus provides important information about the Variable Account and the Subaccounts that you should know before purchasing the Contract, including a description of the material rights and obligations under the Contract. It is important that you read the Contract, the optional living benefit and death benefit riders, and any amendments or endorsements.

We have filed a Statement of Additional Information, dated                , 2020 (the “SAI”), with the Securities and Exchange Commission (the “SEC”), which is incorporated by reference into this Prospectus as a matter of law, which means it is legally part of the Prospectus. You can find the table of contents for the SAI on the last page of this Prospectus. You may obtain a copy of the SAI without charge by writing to us at our Service Address, by calling us at (800) 374-3714, and by visiting us at our customer website via www.delawarelife.com. In addition, you can obtain it by visiting the SEC’s website (www.sec.gov). This website also contains material incorporated by reference, and other information about the Variable Account that has been filed with the SEC.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports for the Funds available under your Contract will no longer be sent by mail, unless you specifically request paper copies of the reports from us. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report. If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from us electronically by calling us at (800) 374-3714 .

You may elect to receive all future reports in paper form free of charge. You can inform us that you wish to continue receiving paper copies of your shareholder reports by calling us at (800) 374-3714 . Your election to receive reports in paper form will apply to all Funds available under your Contract.

The Contracts are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. The SEC has not approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. Please read this Prospectus and the Fund prospectuses carefully before investing and keep them for future reference. They contain important information about the Variable Account, the Contract, and the Funds that a prospective investor ought to know before investing.

Any reference in this Prospectus to receipt by us means receipt at our Service Address: by mail - Delaware Life Insurance Company, P.O. Box 80428, Indianapolis, IN 46280; by express mail - Delaware Life Insurance Company, 301 Pennsylvania Pkwy, Suite 100, Indianapolis, IN 46280 , and by facsimile at (800)839-9165.

This Prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. No dealer, salesperson or other person is authorized to give any information or make any representations in connection with the Contract other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied on.

SPECIAL TERMS

The following terms as used in this Prospectus have the indicated meanings:

ACCUMULATION PHASE: The period before the Annuity Income Date while the Contract is in force.

ANNUAL WITHDRAWAL AMOUNT (“AWA”): Under the GLWB, the maximum amount that you may withdraw in a Contract Year without reducing the Withdrawal Benefit Base. The AWA can change from Contract Year to Contract Year, based on changes in the Withdrawal Benefit Base and the Lifetime Withdrawal Percentage. Your AWA may only be withdrawn under the AWA automatic withdrawal program.

ANNUITANT: The natural person or persons with the right to receive annuity payments on or after the Annuity Income Date and on whose life or lives annuity payments involving life contingencies are based.

ANNUITY INCOME DATE: The date selected by the Owner to begin the annuity payments. If no Annuity Income Date is selected, the first annuity payment will be the first day of the month following the Contract Anniversary subsequent to the youngest Annuitant’s 100th birthday.

ANNUITY PAYMENT OPTION: A payment option as described under “Fixed Annuity Payment Options” or subsequently made available by the Company.

APPLICATION: The document signed by you or other evidence acceptable to us that serves as your application for purchase of a Contract.

ASSET CHARGE: The Asset Charge is also known as the mortality and expense risk charge. It is assessed in computing the Net Investment Factor.

BENEFICIARY: During the Accumulation Phase, the Beneficiary is the person or entity having the right to receive the death benefit and who, in the event of an Owner’s death, is the “designated Beneficiary” for purposes of Section 72(s) of the Code. After the Annuity Income Date, the Beneficiary is the person or entity having the right to receive the remaining payments, if any, under the Annuity Payment Option elected, following the death of each Annuitant.

BONUS AMOUNT: During the Bonus Period, an amount that may be added to the Withdrawal Benefit Base as a bonus at the end of each Contract Year and on the Income Start Date. The Bonus Amount is equal to the Bonus Rate multiplied by the Bonus Base.

BONUS BASE: The amount used to calculate any Bonus Amounts during the Bonus Period.

BONUS PERIOD: If you elect the Income Boost GLWB, a 10-year period before the Income Start Date, measured from the Issue Date or the last Step-Up Date, during which the Withdrawal Benefit Base can accumulate Bonus Amounts. After the initial Bonus Period, there may be additional Bonus Periods for the Income Boost GLWB. If you elect the Income Control GLWB, a one-time 10-year period before the Income Start Date, measured from the Issue Date, during which the Withdrawal Benefit Base can accumulate Bonus Amounts. There are no additional Bonus Periods for the Income Control GLWB. The Bonus Period terminates automatically on the Income Start Date for both the Income Boost GLWB and the Income Control GLWB.

BONUS RATE: A percentage rate multiplied by the Bonus Base on each Contract Anniversary (and on the Income Start Date if not a Contract Anniversary) during the Bonus Period to determine any Bonus Amounts. The Bonus Rate will not vary from the Bonus Rate disclosed in this Prospectus or as disclosed in any Rate Sheet Supplement.

BUSINESS DAY: Any day the New York Stock Exchange (“NYSE”) is open for trading and that is a day on which we process financial transactions and requests.

CODE: The Internal Revenue Code of 1986, as amended.

COMPANY (“we,” “us,” “our,” “DELAWARE LIFE”): Delaware Life Insurance Company.

CONTRACT: The flexible payment deferred variable annuity contract described in this Prospectus and issued to an Owner or Joint Owners after the initial Purchase Payment is accepted by us.

CONTRACT ANNIVERSARY: The same date in each succeeding year that corresponds to the Issue Date. If your Contract is issued on February 29th, your Contract Anniversary will be March 1st of each subsequent year.

CONTRACT QUARTER: A three-month period with the first Contract Quarter beginning on the Issue Date.

CONTRACT VALUE: During the Accumulation Phase, the Contract Value for any Valuation Period is equal to the Variable Accumulation Value, if any, plus the Fixed Accumulation Value, if any, for that Valuation Period.

CONTRACT YEAR: A period of 365 days (366 days if a leap year) first measured from the Issue Date.

DEATH BENEFIT DATE: The date on which the Company receives Due Proof of Death. If there are multiple Beneficiaries, the Death Benefit Date will be the first date on which we receive Due Proof of Death from at least one Beneficiary.

DESIGNATED INVESTMENT OPTIONS: The Subaccounts that we make available for use with the Income Control GLWB and the GMAB.

DOLLAR COST AVERAGING (“DCA”) program: The Owner may elect to participate in the DCA program, at no extra charge, by allocating a Purchase Payment to the Fixed Account prior to your Annuity Income Date. The 6 and 12-month DCA program automatically transfers a fractional amount of your Purchase Payment, plus accrued interest, from the Fixed Account to your selected Subaccounts each month.

DUE PROOF OF DEATH: An original or an originally certified copy of an official death certificate, or an original certified copy of a decree of a court of competent jurisdiction as to the finding of death, and, in respect of each Beneficiary, our claim form, properly completed, and any other information or documents required to make a death benefit payment.

EARLY WITHDRAWAL: Under the GLWB, any withdrawal taken prior to the Income Start Date.

EXCESS WITHDRAWAL: Under the GLWB, in any Contract Year after the Income Start Date, an Excess Withdrawal is the portion of cumulative withdrawals that exceeds the higher of the AWA and the RMD Amount.

FIXED ACCOUNT: A part of the Company’s general account, consisting of all the Company’s assets other than those allocated to the Company’s separate accounts. Amounts allocated to the Guarantee Periods and the DCA program are held in the Fixed Account.

FIXED ACCUMULATION VALUE: The sum of the values of all Guarantee Amounts credited to your Contract and the amounts in the DCA program for a Valuation Period.

FIXED ANNUITY: An annuity with payments which do not vary as to dollar amount.

FUND: An open-end management investment company or series or portfolio thereof, sometimes called a “mutual fund,” registered under the Investment Company Act of 1940. Each Subaccount invests in shares of a Fund.

GLWB (or GLWBs): Two optional living benefit riders, Income Boost GLWB and Income Control GLWB, only one of which can be elected on or before the Issue Date. The GLWB riders guarantee an Annual Withdrawal Amount (AWA) each Contract Year during the lifetime of the GLWB Covered Person or, if you elect joint-life coverage, during the lifetimes of the GLWB Covered Person and the Joint GLWB Covered Person.

GLWB COVERED PERSON (JOINT GLWB COVERED PERSON): Under the GLWB, the natural person whose age is used to determine the Lifetime Withdrawal Percentage for purposes of calculating the AWA on the Income Start Date and on any subsequent Step-Up Date. If joint-life coverage is elected, the GLWB Covered Person is the younger spouse as recognized under federal tax laws and the older spouse is the Joint GLWB Covered Person.

GLWB FEE: A fee calculated by dividing the annual GLWB Fee Rate by four and then multiplying by the Withdrawal Benefit Base, The fee is calculated and deducted from your Contract Value on the last Valuation Period of each Contract Quarter. The GLWB Fee will not vary from the GLWB Fee disclosed in this Prospectus or as disclosed in any Rate Sheet Supplement.

GLWB FEE RATE: The annual percentage rate used to calculate the quarterly GLWB Fee. The annual GLWB Fee Rate is currently 1.50% (0.375% quarterly) for Income Boost GLWB and 1.25% (0.3125% quarterly) for Income Control GLWB. The annual GLWB Fee Rate for the Income Boost GLWB and Income Control GLWB will never exceed the maximum annual GLWB Fee Rate, currently 1.95% (0.4875% quarterly).

GLWB MAXIMUM ANNUAL PURCHASE PAYMENT AMOUNT: The aggregate amount of Purchase Payments we will accept each Contract Year after the first Contract Anniversary if you elect the GLWB. Currently, the GLWB Maximum Annual Purchase Payment Amount is $50,000.

GMAB: an optional “guaranteed minimum accumulation benefit” and living benefit rider which can be elected on or before the Issue Date. The GMAB is currently comprised of two Terms: the Armor Ten GMAB (ten-year) and the Armor Seven GMAB (seven-year). The GMAB guarantees a minimum accumulation benefit on the Term End Date equal to the sum of (1) Purchase Payments received during the first 90 days of the initial Term multiplied by the applicable GMAB Factor; and (2) additional Purchase Payments during the initial Term, multiplied by the applicable GMAB Subsequent Purchase Payment Adjustment Factor and GMAB Factor; as adjusted by partial withdrawals. For successive Terms, if elected, we guarantee the sum of (1) Contract Value on the Term Start Date multiplied by the applicable GMAB Factor; and (2) additional Purchase Payments during the Term, multiplied by the applicable GMAB Subsequent Purchase Payment Adjustment Factor and GMAB Factor; as adjusted by partial withdrawals.

GMAB BASE: The guaranteed minimum accumulation benefit base, or the GMAB Base, is the amount used to determine the GMAB Credit, if any, on a Term End Date. The GMAB Base is equal to the Contract Value on a Term Start Date multiplied by the GMAB Factor and adjusted for any subsequent Purchase Payments and partial withdrawals. The GMAB Base is not available for withdrawal, surrender, as a death benefit, or for application to any Annuity Payment Option.

GMAB CREDIT: The amount by which the Contract Value is credited on a Term End Date if you elect the GMAB.

GMAB FACTOR: The rate by which the Purchase Payments received during the first 90 days of the initial Term and Contract Value of a successive Term on the Term Start Date are multiplied in the calculation of the GMAB Base if you elect the GMAB.

GMAB FEE: A fee calculated by dividing the annual GMAB Fee Rate by four and then multiplying by the GMAB Base. The fee is calculated and deducted from your Contract Value on the last Valuation Period of each Contract Quarter. The available Terms and GMAB Fee will not vary from the available Terms and GMAB Fee disclosed in this Prospectus or as disclosed in any Rate Sheet Supplement.

GMAB FEE RATE: The annual percentage rate used to calculate the quarterly GMAB Fee. The annual GMAB Fee Rate is currently 1.00% (0.25% quarterly) for the Armor Seven GMAB and the Armor Ten GMAB. The annual GMAB Fee Rate will never exceed the maximum annual GMAB Fee Rate, currently 1.50% (0.375% quarterly) for successive Terms.

GMAB SUBSEQUENT PURCHASE PAYMENT ADJUSTMENT FACTOR: The rate by which a subsequent Purchase Payment is multiplied in the calculation of the GMAB Base. The applicable GMAB Subsequent Purchase Payment Adjustment Factor will depend on the point in time the Purchase Payment is received during the Term.

GOOD ORDER: An instruction that is received by the Company, that is sufficiently complete and clear, along with all forms, information and supporting legal documentation (including any required consents) so that the Company does not need to exercise any discretion to follow such instruction.

GUARANTEE AMOUNT: Any portion of the Fixed Accumulation Value allocated to a Guarantee Period with a particular Renewal Date (including interest earned thereon).

GUARANTEE PERIOD: The period for which a Guaranteed Interest Rate is credited. Each year in a Guarantee Period is 365 days (366 days if a leap year), first measured from the date of the allocation to the Guarantee Period.

GUARANTEED INTEREST RATE: The rate of interest we credit during any Guarantee Period. Our minimum Guaranteed Interest Rate will always be equal to the greater of the required minimum nonforfeiture rate and 1%.

HAV COVERED PERSON: Under the HAV Death Benefit, the oldest Owner, or the oldest Annuitant if the Owner is not a natural person, on the Issue Date for the HAV Death Benefit except as provided under spousal continuation.

HAV DEATH BENEFIT: An optional death benefit that you may be eligible to elect on or before the Issue Date of your Contract. If elected, the HAV Death Benefit rider provides a death benefit equal to the higher of the Contract Value on the Death Benefit Date and the HAV Value. The HAV Death Benefit may be elected only if all Owners and Annuitants are younger than age 71 on the Open Date.

HAV FEE: A fee calculated by dividing the annual HAV Fee Rate by four and then multiplying by the HAV Value. The fee is calculated and deducted from your Contract Value on the last Valuation Period of each Contract Quarter.

HAV FEE RATE: The annual percentage rate used to calculate the quarterly HAV Fee. The annual HAV Fee Rate is currently 0.40% (0.10% quarterly).

HAV VALUE: The higher of (1) the total Purchase Payments, adjusted for any partial withdrawals, and (2) the highest Contract Value on any Contract Anniversary before the HAV Covered Person’s 81st birthday, adjusted for any Purchase Payments and any partial withdrawals made between such Contract Anniversary and the Death Benefit Date under the HAV Death Benefit rider.

INCOME PHASE (annuity payout): The annuity payout period that begins on the Annuity Income Date and during which annuity payments are made.

INCOME START DATE: Under the GLWB, the date we receive your election to activate your right to withdraw the AWA. We will calculate the initial AWA on the Income Start Date. The Income Start Date cannot be earlier than the date the GLWB Covered Person attains age 55 nor later than the last Valuation Period before the Maximum Annuity Income Date.

ISSUE DATE: The effective date of your Contract when we apply your initial Purchase Payment and issue your Contract.

LIFETIME WITHDRAWAL PERCENTAGE: A percentage, based on the GLWB Covered Person’s age on the Income Start Date and on any subsequent Step-Up Date, that is applied to the Withdrawal Benefit Base to determine the AWA. The Lifetime Withdrawal Percentages will not change throughout the life of the Contract from the Lifetime Withdrawal Percentages disclosed in the Prospectus, or as disclosed in any Rate Sheet Supplement.

MAXIMUM ANNUITY INCOME DATE: The first day of the month following the Contract Anniversary subsequent to the youngest Annuitant’s 100th birthday, unless otherwise restricted, in the case of a Qualified Contract, by the particular retirement plan or by applicable law.

NET INVESTMENT FACTOR: A formula applied by the Company to reflect the investment performance of a Subaccount from one Valuation Period to the next and through which the Asset Charge is assessed. The Net Investment Factor may be greater than, less than, or equal to one.

NON-QUALIFIED CONTRACT: A Contract that does not receive favorable federal income tax treatment under Sections 401, 403, 408, 408A, or 457 of the Code. The Contract must be owned by a natural person or agent for a natural person for the Contract to receive income tax treatment as an annuity.

OPEN DATE: The Business Day your Application is received in Good Order by the Company.

OWNER: The person(s) or entity entitled to the ownership rights in the Contract. Joint Owners must be spouses recognized as such under federal tax laws.

PAYEE: A recipient of payments under a Contract. The term includes (1) an Annuitant or (2) a Beneficiary who becomes entitled to benefits upon the death of the Owner, or upon the death of the Annuitant on or after the Annuity Income Date.

PURCHASE PAYMENT: An amount paid to the Company as consideration for the benefits provided by the Contract. Currently, you may not make a Purchase Payment, without our prior approval, that (1) would cause the total Purchase Payments to exceed $1.5 million and (2) if you elect a GLWB, would cause the total annual Purchase Payments to exceed the GLWB Maximum Annual Purchase Payment Amount.

QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which may receive favorable federal income tax treatment under Sections 401, 403, 408, 408A, or 457 of the Code.

RATE SHEET SUPPLEMENT: Supplements to the Prospectus which we periodically file with the SEC that detail and modify the (1) Lifetime Withdrawal Percentages, Bonus Rates and GLWB Fee Rates associated with the GLWBs; (2) Terms, GMAB Factors, GMAB Subsequent Purchase Payment Adjustment Factors and the GMAB Fee Rate for the GMAB; and (3) the HAV Fee Rate and ROP Fee Rate for the optional death benefits. Rate Sheet Supplements will disclose the rates applicable for a specified range of dates. The terms of a Rate Sheet Supplement with no specified end date may not be amended unless we provide a minimum of 10 Business Days prior notice. The Lifetime Withdrawal Percentages, Bonus Rates, GLWB Fee Rates, Terms, GMAB Factors, GMAB Subsequent Purchase Payment Adjustment Factors, GMAB Fee Rate, HAV Fee Rate and ROP Fee Rate are disclosed in this Prospectus. You may contact the Service Center at (800) 374-3714 for the rates applicable to your Contract. Any historical Lifetime Withdrawal Percentages, Bonus Rates, GLWB Fees, Terms, GMAB Factors, GMAB Subsequent Purchase Payment Adjustment Factors, GMAB Fee Rate, HAV Fee Rate and ROP Fee Rate reflected in Rate Sheet Supplements may be found in the Prospectus, as well as on the SEC’s website (www.sec.gov) by searching with File Number 333-                        .

RECEIVE (receipt, receives, received by the Company): Occurs when received by the Company in Good Order at our Service Address, or at such other location and by any means we identify as acceptable to us.

RENEWAL DATE: The last day of a Guarantee Period.

RMD AMOUNT: The required minimum distribution amount, if any, that must be distributed with respect to the Contract Value of a Qualified Contract for the current calendar year under Section 401(a)(9) of the Code or other provisions of federal tax laws.

ROP COVERED PERSON: Under the ROP Death Benefit, the Owner, Joint Owner, or the Annuitant if the Owner is not a natural person, on the Issue Date for the ROP Death Benefit except as provided under spousal continuation.

ROP DEATH BENEFIT: An optional death benefit that you may be eligible to elect on or before the Issue Date of your Contract. If elected, the ROP Death Benefit rider provides a death benefit equal to the higher of the Contract

Value and the ROP Value. The ROP Death Benefit option may be elected only if all Owners and Annuitants are younger than age 71 on the Open Date.

ROP FEE: A fee calculated by dividing the annual ROP Fee Rate by four and then multiplying by the ROP Value. The fee is calculated and deducted from your Contract Value on the last Valuation Period of each Contract Quarter.

ROP FEE RATE: The annual percentage rate used to calculate the quarterly ROP Fee. The annual ROP Fee Rate is currently 0.20% (0.05% quarterly).

ROP VALUE: Total Purchase Payments adjusted for any partial withdrawals under the ROP Death Benefit rider.

SERVICE ADDRESS: By mail, Delaware Life Insurance Company, P.O. Box 80428, Indianapolis, IN 46280; by express mail, Delaware Life Insurance Company, 301 Pennsylvania Pkwy, Suite 100, Indianapolis, IN 46280; and by facsimile at (800)839-9165; or such other address specified by written notice, to which all correspondence concerning your Contract should be sent.

STEP-UP: Under the GLWB, an increase that the Company applies to the Withdrawal Benefit Base.

STEP-UP DATE: Under the GLWB, the date when the Withdrawal Benefit Base is increased by a Step-Up.

SUBACCOUNT: A division of the Variable Account which invests in shares of a Fund.

SURRENDER VALUE: The amount payable on full withdrawal of your Contract. It is the Contract Value less any applicable Annual Contract Fee, any Withdrawal Charge, and any applicable GLWB, HAV Death Benefit, and ROP Death Benefit rider charges.

TERM: The length of time between a Term Start Date and Term End Date. The initial Term Start Date begins on the Issue Date. A successive Term Start Date, if elected, begins on the Term End Date of the prior Term. We currently offer a ten-year Term known as the Armor Ten GMAB and a seven-year Term known as the Armor Seven GMAB.

TERM END DATE: Under the GMAB, the Contract Anniversary on which a Term ends and the GMAB Credit, if any, is applied to the Contract Value.

TERM START DATE: Under the GMAB, the Contract Anniversary on which a Term begins. The initial Term Start Date is the Issue Date.

VALUATION PERIOD: The period of time beginning at the close of regular trading on the NYSE each Business Day and ending at the close of such trading on the next Business Day.

VARIABLE ACCOUNT: Delaware Life Variable Account F, which is a separate account of the Company consisting of assets set aside by the Company, the investment performance of which is kept separate from that of the general assets of the Company and which is not chargeable with liabilities arising out of any other business of the Company.

VARIABLE ACCUMULATION UNIT: A unit of measure, for each Subaccount of the Variable Account. It is used to calculate the Contract Value allocated to each Subaccount of the Variable Account during the Accumulation Phase.

VARIABLE ACCUMULATION VALUE: The sum of the values of all the Variable Accumulation Units in the Subaccounts supporting your Contract for a Valuation Period.

WITHDRAWAL BENEFIT BASE: Under the GLWB, the amount used to calculate the AWA and the GLWB Fee. The Withdrawal Benefit Base is not available for withdrawal, surrender, as a death benefit, or for application to any Annuity Payment Option.

WITHDRAWAL CHARGE: The charge which will be applied in the event that you make a partial withdrawal or surrender your Contract during the period when the Withdrawal Charge applies. The Withdrawal Charge does not apply to any Free Withdrawal Amount or in any case where the Withdrawal Charge is waived under the Contract.

YOU and YOUR: The terms “you” and “your” refer to the “Owner,” as that term is used in this Prospectus.

PRODUCT HIGHLIGHTS

The headings in this section correspond to headings in the Prospectus under which we discuss these topics in more detail.

The Annuity Contract

The Delaware Life Accelerator Prime Variable AnnuitySM Contract provides a number of important benefits for your retirement planning. You are eligible to purchase a Contract if you are younger than age 81 on the Open Date. During the Accumulation Phase, you may make Purchase Payments under the Contract and allocate them to one or more of the Variable Account options or, if available, the Fixed Account options. During the Income Phase, we make annuity payments to you, or someone else designated by you, based on the amount you have accumulated. The Contract provides tax-deferral so that you do not pay taxes on your earnings until you withdraw them. When purchased in connection with a tax-qualified plan, the Contract provides no additional tax-deferral benefits because tax-qualified plans confer their own tax-deferral. The Contract also provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by electing the HAV Death Benefit or the ROP Death Benefit on or before the Issue Date at an additional cost. The Contract also provides two types of optional living benefits: (1) two guaranteed lifetime withdrawal benefit riders, the Income Boost GLWB and the Income Control GLWB; and (2) a guaranteed minimum accumulation value benefit rider, the GMAB. You may elect a GLWB or the GMAB, but not both. Your election must be made on or before the Issue Date at an additional cost.

The Accumulation Phase

You can buy the Contract with an initial Purchase Payment of $10,000 or the maximum annual Individual Retirement Annuity contribution unless we waive these limits. You can make additional Purchase Payments at any time during the Accumulation Phase, unless you elected the GLWB, as described below. The minimum amount required for each additional Purchase Payment is $500. We will not accept, without our prior approval, a Purchase Payment that would cause the total Purchase Payments to exceed $1.5 million. We will not accept a Purchase Payment after any Owner or Annuitant attains age 93. In addition, if you elect a GLWB, Purchase Payments will be accepted after the first Contract Year only if the total annual Purchase Payments for that Contract Year do not exceed the GLWB Maximum Annual Purchase Payment Amount. Any Purchase Payment made, without our prior approval, that exceeds the GLWB Maximum Annual Purchase Payment Amount will be deemed “not in Good Order” and returned to you.

Variable Account Options: The Subaccounts

You can allocate your Purchase Payments among a number of Subaccounts. You may also transfer among the Subaccounts. Each Subaccount invests in a Fund that is either a mutual fund registered under the Investment Company Act of 1940 (“1940 Act”) or a separate series or portfolio thereof. Those Subaccounts available under the Income Control GLWB and the GMAB are called “Designated Investment Options.” The investment returns on the Funds are not guaranteed. You can make or lose money.

The Fixed Account Options: The Guarantee Periods

We may make Fixed Account options available. When we do, you can allocate your Purchase Payments and transfer Contract Value to the Fixed Account and elect one or more of the available Guarantee Periods. You may also transfer your Contract Value to the available Guarantee Periods in the Fixed Account. Each Guarantee Period earns interest at a Guaranteed Interest Rate that we publish. We may change the Guaranteed Interest Rate for Purchase Payments and renewals, but no Guaranteed Interest Rate will ever be less than the minimum guaranteed rate required by law. If we have accepted your allocation to a particular Guarantee Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the Guarantee Period. We may offer Guarantee Periods of different durations or stop offering some or all Guarantee Periods. If we stop offering a Guarantee Period or any Guarantee Periods at all, any future allocations, transfers or renewals into such Guarantee Period(s) will not be permitted. Guarantee Amounts already in existence will be unaffected, although the Guarantee Amounts will be transferred into a money market Subaccount at the end of the Guarantee Period unless you direct us to transfer the Guarantee Amounts into any other Subaccount(s).

If you elect a GLWB or the GMAB, you may allocate Purchase Payments to the Fixed Account only if you participate in the DCA program. If you do allocate Purchase Payments or transfer Contract Value to the Fixed Account, the GLWB will terminate automatically.

Amounts paid from the Fixed Account will be subject to the claims paying ability and financial strength of the Company. Interests in the Fixed Account will not be registered as an investment company under the Investment Company Act of 1940.

Fees and Expenses

The Contract has insurance features and investment features, and there are fees and expenses related to each.

If your Contract Value is less than $100,000 on your Contract Anniversary, we will deduct a $30 Annual Contract Fee. We will waive this fee if your Contract Value is $100,000 or more on your Contract Anniversary.

During the Accumulation Phase, we assess an Asset Charge at an annual rate of 1.20% in computing the Net Investment Factor for each Subaccount. The Asset Charge is designed to compensate us for the mortality, administrative, distribution and other expenses we assume to provide your Contract benefits. (See “Asset Charge.”)

If you withdraw more than the Free Withdrawal Amount prior to the Annuity Income Date or more than the greater of the Free Withdrawal Amount or the AWA after the Income Start Date, we assess a Withdrawal Charge against each Purchase Payment withdrawn. For each Purchase Payment, the Withdrawal Charge starts at 8% and declines to 0% after the Purchase Payment has been in the Contract for seven complete years. See “Withdrawal Charge” for a description of the calculation of the Withdrawal Charge, the Free Withdrawal Amount, withdrawals are not subject to the Withdrawal Charge and the order of withdrawals.

Currently, you can transfer your Contract Value among the Subaccounts and, if available, the Guarantee Period(s) free of charge. However, we reserve the right to impose a charge of up to $25 per transfer. We limit the number of transfers to 12 per Contract Year. (See “Transfers Among the Subaccounts and the Fixed Account.”)

If you elect either the HAV Death Benefit or the ROP Death Benefit, a quarterly fee will be deducted from the Contract Value on the last Valuation Period of each Contract Quarter (or proportionately when the optional death benefit terminates) as follows:

•	HAV Fee - 0.40% (0.10% quarterly) of the HAV Value.

•	ROP Fee - 0.20% (0.05% quarterly) of the ROP Value.

If you elect a GLWB, a quarterly fee will be deducted from the Contract Value on the last Valuation Period of each Contract Quarter GMAB or proportionately when the GLWB terminates) as follows:

•	Income Boost GLWB Fee - 1.50% (0.375% quarterly) of the Withdrawal Benefit Base

•	Income Control GLWB Fee - 1.25% (0.3125% quarterly) of the Withdrawal Benefit Base

The annual GLWB Fee Rate will not exceed 2.50% (0.625% quarterly) for a Step-Up under the Income Boost GLWB and 1.95% (0.4875% quarterly) for a Step-Up under the Income Control GLWB.

If you elect the GMAB, a quarterly fee will be deducted from the Contract Value on the last Valuation Period of each Contract Quarter (or proportionately when the GMAB terminates) as follows:

•	Armor Ten GMAB and Armor Seven GMAB - 1.00% (0.25% quarterly) of the GMAB Base

The annual GMAB Fee Rate will not exceed 1.50% (0.375% quarterly) for successive Terms.

Fund Charges

In addition to the charges we impose under the Contract, there are also charges (which include management fees and operating expenses) imposed by the Funds. The charges vary depending upon which Fund(s) you have selected.

Optional Living Benefits

The GLWB: Income Boost GLWB and Income Control GLWB

On or before the Issue Date, you may elect the Income Boost GLWB or the Income Control GLWB at an additional cost. A GLWB offers a guaranteed annual withdrawal amount known as the AWA, with an opportunity for a Step-Up or a Bonus Amount to increase your Withdrawal Benefit Base.

The GLWBs are available only if all Owners and Annuitants are age 45 or older on the Issue Date and younger than age 81 on the Open Date. If you purchase the Income Control GLWB, your investment choices are limited to the Designated Investment Options.

Any Purchase Payments received in excess of the GLWB Maximum Purchase Payment Amount without our prior approval will be deemed “not in Good Order” and returned to you. Purchase Payments allocated to any investment option that is not a Designated Investment Option will terminate the Income Control GLWB.

Withdrawals taken in excess of specified amounts, or withdrawals taken prior to certain dates, will, in addition to decreasing your Contract Value, decrease values under the GLWB by an amount that may be greater than the amount withdrawn and may cause your Contract and the GLWB to terminate without any value.

You may terminate the GLWB at any time. If the GLWB terminates on any day except the last day of the Contract Quarter, we will deduct a proportional amount of the GLWB Fee. GLWB Fees will not be refunded upon termination of the GLWB. (See “The GLWB Fee.”) In addition, the GLWB will terminate if you annuitize and under certain circumstances, if you change the ownership of the Contract. If you elect Income Control GLWB and transfer any portion of your Contract Value to a Subaccount or Fixed Account that is not a Designated Investment Option, your Income Control GLWB will terminate automatically. Upon termination, all benefits and fees associated with the GLWB will cease. Once terminated, the GLWB cannot be reinstated.

If you elect a GLWB, you may not elect the GMAB.

The GMAB: Armor Ten GMAB and Armor Seven GMAB

On or before the Issue Date, you may elect the GMAB at an additional cost. The GMAB guarantees a minimum accumulation benefit on the Term End Date equal to the sum of (1) Purchase Payments received during the first 90 days of the initial Term multiplied by the applicable GMAB Factor; and (2) additional Purchase Payments during the initial Term, multiplied by the applicable GMAB Subsequent Purchase Payment Adjustment Factor and GMAB Factor; as adjusted by partial withdrawals. For successive Terms, if elected, we guarantee the sum of (1) Contract Value on the Term Start Date multiplied by the applicable GMAB Factor; and (2) additional Purchase Payments during the Term, multiplied by the applicable GMAB Subsequent Purchase Payment Adjustment Factor and GMAB Factor; as adjusted by partial withdrawals.

The guaranteed minimum accumulation benefit is known as the GMAB Base.

If, on the Term End Date, the Contract Value is less than the GMAB Base, the Company will add an additional amount, known as the GMAB Credit, to the Contract Value.

The GMAB is available only if all Owners are younger than age 81 on the Open Date. If you purchase the GMAB, your investment choices are limited to the Designated Investment Options.

Currently, the Company offers an Armor Ten GMAB and an Armor Seven GMAB. The GMAB Factor for the Armor Ten GMAB is 105% and for the Armor Seven GMAB is 95%.

Withdrawals taken before the Term End Date will, in addition to decreasing your Contract Value, decrease values under the GMAB by an amount that may be greater than the amount withdrawn and may cause your Contract and the GMAB to terminate without any value.

You may not voluntarily terminate the GMAB during a Term, unless you surrender the Contract. The GMAB will terminate on the Term Date on the Annuity Income Date or if you do not elect a successive Term, you annuitize or surrender the Contract. Upon termination, all benefits and fees associated with the GMAB will cease. Once terminated, the GMAB cannot be reinstated.

If you elect the GMAB, you may not elect a GLWB .

Designated Investment Options

If you elect the Income Control GLWB or the GMAB, your Purchase Payments and Contract Value must be allocated to the Designated Investment Options. The Income Control GLWB will terminate automatically if you do not comply with this requirement. Upon the termination of the Income Control GLWB and the GMAB, an optional death benefit rider, if elected, will NOT automatically terminate and you then may select any of the Subaccounts and, if available, the Fixed Account for allocation. If the Income Control GLWB or the GMAB is terminated, any optional living benefit charges will not be refunded. (See “DESIGNATED INVESTMENT OPTIONS” .)

Basic Death Benefit

If you die during the Accumulation Phase, the Beneficiary will receive a death benefit. The amount of the death benefit depends upon whether you choose the basic death benefit provided by the Contract or, at an additional cost, one of the optional death benefits. The basic death benefit pays your Contract Value calculated as of the Death Benefit Date.

Optional Death Benefit

You may elect one of the two optional death benefits at an additional cost if all Owners and Annuitants are younger than age 71 on the Open Date. The two optional death benefits are the HAV Death Benefit and the ROP Death Benefit. The HAV Death Benefit pays the greater of the Contract Value on the Death Benefit Date and the HAV Value (See “HAV Death Benefit.”) The ROP Death Benefit pays the greater of the Contract Value on the Death Benefit Date and the ROP Value (See “ROP Death Benefit.”) Partial Withdrawals will, in addition to decreasing your Contract Value, decrease values under the HAV Death Benefit and the ROP Death Benefit riders by an amount that may be greater than the amount withdrawn and may cause your Contract and the HAV Death Benefit and the ROP Death Benefit to terminate without any value.

You may terminate the HAV Death Benefit and the ROP Death Benefit at any time. If the HAV Death Benefit and the ROP Death Benefit terminate on any day except the last day of the Contract Quarter, we will deduct a proportional amount of the optional death benefit fees. The optional death benefit fees will not be refunded upon termination of the optional death benefit rider. In addition, the HAV Death Benefit and the ROP Death Benefit will terminate if you annuitize. In certain circumstances, a change of ownership may also terminate the HAV Death Benefit and the ROP Death Benefit. Upon termination, all benefits and fees associated with the HAV Death Benefit and the ROP Death Benefit will cease. Once terminated, the HAV Death Benefit and the ROP Death Benefit cannot be reinstated. See “HAV Death Benefit” and “ROP Death Benefit.”

The Income Phase: Annuitization Provisions

If you want to receive regular income payments other than payments under the GLWB or the Systematic Withdrawal program, you can select one of several fixed Annuity Payment Options. There are no variable annuity options available under the Contract. Subject to the Maximum Annuity Income Date, you choose your Annuity Income Date to begin your annuity payments. Once the Income Phase begins, you cannot change the choice of annuity payment option.

Withdrawals, Surrenders, and Withdrawal Charges

You can withdraw money from your Contract or surrender your Contract during the Accumulation Phase. You may withdraw the Free Withdrawal Amount from your Contract Value each year without the imposition of a Withdrawal Charge. During the first Contract Year, the Free Withdrawal Amount is equal to the greater of a) 10% of the total Purchase Payments in the first Contract Year; or b) the RMD Amount for the current calendar year, as calculated by us under the Code and regulations. For all other Contract Years, the Free Withdrawal Amount is equal to the greater of: a) 10% of the Contract Value (computed as of the last Contract Anniversary prior to the withdrawal), or b) the RMD Amount, if any, for the current calendar year, as calculated by us under the Code and regulations. Withdrawals other than the Free Withdrawal Amounts will be subject to a Withdrawal Charge. For any withdrawal and surrender, including any Free Withdrawal Amount, you may also have to pay income taxes and tax penalties. You should consult a qualified tax professional for more information.

Right to Examine and Cancel

The Contract contains a Right to Examine provision. You may return and cancel your Contract within 10 days after receiving it (30 days if your Contract was purchased as part of a replacement or later, if required by your state). We will return your Contract Value as of the end of the Valuation Period when we receive your cancellation request in Good Order plus any amount deducted from your Purchase Payments. This amount may be more or less than the original Purchase Payment. If the Contract is issued in a state requiring the return of Purchase Payments, you will receive the greater of (1) your Contract Value as of the Valuation Period we receive your cancellation request, reduced by the applicable Annual Contract Fee and the Withdrawal Charge or (2) your total Purchase Payments made as of that date.

Tax Provisions

Your earnings are not taxed unless you take a withdrawal from the Contract. If you withdraw money during the Accumulation Phase, earnings come out first for tax purposes and are taxed as ordinary income. If your Contract is a Non-Qualified Contract, it is possible that the election of an optional living benefit might increase the taxable portion of any withdrawal you make from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on taxable amounts.

NOTE ABOUT OTHER ANNUITY CONTRACTS THAT WE OFFER: In addition to the Contracts, we currently offer other forms of annuity contracts with a variety of features, benefits and charges. Some of these other annuity contracts may be available at a lower cost and you should ask your financial professional. Not all of the annuity contracts that we offer are available in all jurisdictions or through all financial professionals with whom we contract. You should consider with your financial professional what annuity contract or financial product is most consistent with your needs and preferences.

If you have any questions about your Contract or need more information, please contact us at our Service Address:

By mail - Delaware Life Insurance Company

P.O. Box 80428, Indianapolis, IN 46280

By express mail - Delaware Life Insurance Company

301 Pennsylvania Pkwy, Suite 100, Indianapolis, IN 46280

By facsimile - (800) 839-9165

By telephone - (800) 374-3714

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.1

The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value among the Subaccounts and the Fixed Account, if available. State premium taxes may also be deducted.

Owner Transaction Expenses

Sales Charge Imposed on Purchases (as a percentage of Purchase Payments)		None
Maximum Withdrawal Charge for Full Surrenders and Partial Withdrawals (as a percentage of Purchase Payments withdrawn)		8%[2]

Number of Completed Years Since the Purchase Payment Has Been in Your Contract	Withdrawal Charge
0	8%
1	7%
2	6%
3	6%
4	5%
5	4%
6	3%
7 or more	0%
Maximum Fee Per Transfer (currently $0):		$25

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

Annual Contract Fee	$30[3]

Variable Account Annual Expenses

(As a percentage of average Variable Accumulation Value)

Total Variable Account Annual Expenses (Asset Charge)	1.20%[4]

Charges for Optional Death Benefits	Current Charge	Maximum Charge

HAV Death Benefit (as a percentage of the HAV Value5)	0.40% annually (0.10% quarterly)	2.00% annually (0.50% quarterly)

ROP Death Benefit (as a percentage of the ROP Value6)	0.20% annually (0.05% quarterly)	2.00% annually (0.50% quarterly)

Charges for Optional Living Benefits[7]	Current Charge	Maximum Charge

Income Boost GLWB (as a percentage of the Withdrawal Benefit Base8)	1.50% annually (0.375% quarterly)	2.50% annually (0.625% quarterly)

Income Control GLWB (as a percentage of the Withdrawal Benefit Base8)	1.25% annually (0.3125% quarterly)	1.95% annually (0.4875% quarterly)

GMAB (as a percentage of the GMAB Base 9)	1.00% annually (0.25% quarterly)	1.50% annually (0.375% quarterly)

The next table shows the current and maximum total charges you could pay if you elect every currently available optional benefit rider, resulting in the highest possible combination of charges, not including Fund fees and expenses.

	Current Annual Charges	Maximum Annual Charges

Total Separate Account Annual Expenses	1.20%	1.20%

Optional Rider Charges	1.90%	4.50%

Total Possible Current and Maximum Charges	3.10%	5.70%

The next item shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund’s fees and expenses, including a description of any applicable fee waiver or expense reimbursement arrangement, is contained in the prospectus for each Fund for the year ended December 31, 2019.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0. %	%

The expenses shown, which include any acquired fund fees and expenses, are those incurred for the year ended December 31, 2018, and were provided by the Funds. We have not independently verified the accuracy of the Fund expense information. Current or future expenses may be greater or less than those shown.

[1]	The fee tables apply to the Accumulation Phase of the Contract and reflect the maximum charges unless otherwise noted. (See “CONTRACT CHARGES.”) There are no fees assessed during the Income Phase.
[2]

A portion of your Contract Value may be withdrawn each year without imposition of any Withdrawal Charge and, after a Purchase Payment has been in your Contract for seven complete years, it may be withdrawn free of the Withdrawal Charge. (See “Withdrawal Charge.”)

[3]	The Annual Contract Fee is waived if your Contract Value is $100,000 or more on your Contract Anniversary. (See “Annual Contract Fee.”)
[4]

The Variable Account Annual Expense(Asset Charge) is assessed as a reduction in the Net Investment Factor at the end of each Valuation Period. The Asset Charge is designed to compensate us for mortality expense, administration, distribution and other expenses. There is no separate asset charge for these expenses. (See “Asset Charges.”)

[5]

The HAV Death Benefit is described under “DEATH BENEFIT.” It is currently available only if all Owners and Annuitants are younger than age 71 on the Open Date. The HAV Value is equal to your initial Purchase Payment, and is thereafter subject to certain adjustments. The charges shown are assessed and deducted quarterly based upon the HAV Value, taken on the last day of each Contract Quarter. (See “HAV Death Benefit.”) The annual HAV Fee Rate will not exceed 2.00% (0.50% quarterly) for future Contracts .

[6]

The ROP Death Benefits is described under “DEATH BENEFIT.” It is currently available only if all Owners and Annuitants are younger than age 71 on the Open Date. The ROP Value initially is equal to your initial Purchase Payment, and is thereafter subject to certain adjustments. The charges shown are assessed and deducted quarterly based upon the ROP Value, taken on the last day of each Contract Quarter. (See “ROP Death Benefit.”) The annual ROP Fee Rate will not exceed 2.00% (0.50% quarterly) for future Contracts.

[7]

As discussed under “OPTIONAL LIVING BENEFIT: THE GLWB,” we have the right to increase the rate of the charge on a Step-Up for the Income Boost GLWB up to the maximum annual charge of 2.50% and for the Income Control GLWB up to the maximum annual charge of 1.95% The charge shown is assessed and deducted quarterly based upon the Withdrawal Benefit Base, taken on the last day of each Contract Quarter. Your actual charges may be less than the maximum stated above. (See “Step-Up Feature.”)

[8]	The Withdrawal Benefit Base initially is equal to your initial Purchase Payment, and is thereafter subject to certain adjustments. (See “OPTIONAL LIVING BENEFIT: THE GLWB”)
[9]

The GMAB Base initially is equal to Purchase Payments received during the first 90 days of the initial Term and Contract Value of a successive Term on the Term Start Date. Purchase Payments are thereafter subject to the GMAB Subsequent Purchase Payment Adjustment Factor. (See “OPTIONAL LIVING BENEFIT: THE GMAB.”) As discussed under “OPTIONAL LIVING BENEFIT: THE GMAB, we have the right to increase the rate of the charge for successive Terms up to the maximum annual charge of 1.50%.

[10]	Optional benefit charges are based on the average daily Contract Value or are benefit based.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Owner transaction expenses, Annual Contract Fees, Variable Account annual expenses (Asset Charges), optional benefit fees, and Fund fees and expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated and that your Contract combines the features producing the highest maximum charges, including the HAV Death Benefit and the Income Boost GLWB. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Funds. For purposes of converting the Annual Contract Fee to a percentage, the Example assumes an average Contract size of $100,000. In addition, the Example assumes no transfers were made and no premium taxes were deducted. If these expenses were considered, the expenses shown below would be higher.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be: [To be Provided by Amendment]

(1)	If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years

(2)	If you annuitize your Contract at the end of the applicable time period or do not surrender your Contract:

1 year	3 years	5 years	10 years

The fee table and Example should not be considered a representation of past or future expenses and charges of the Subaccounts. Your actual expenses may be greater or less than those shown. The Example does not include the deduction of state premium taxes (ranging from 0% to 3.5%) from Contract Value, which may be assessed upon annuitization, or any taxes and penalties you may be required to pay if you surrender the Contract. This Example also does not take into consideration any fee waiver or expense reimbursement arrangement of the Funds. If these arrangements were taken into consideration, the expenses shown would be lower. Similarly, the 5% annual rate of return assumed in the Example is not intended to be representative of past or future investment performance. For more information about Fund expenses, including a description of any applicable fee waiver or expense reimbursement arrangement, see the prospectuses for the Funds.

For information concerning compensation paid for the sale of the Contracts, see “DISTRIBUTION OF THE CONTRACT.”

CONDENSED FINANCIAL INFORMATION

Historical information about the value of the units we use to measure the variable portion of your Contract (“Variable Accumulation Units”) is included in the back of this Prospectus. (See “APPENDIX D - CONDENSED FINANCIAL INFORMATION.”)

THE ANNUITY CONTRACT

Delaware Life and the Variable Account offer the Contract to individuals and entities for use in connection with long term retirement planning. Annuities are long-term investment vehicles designed for retirement planning and are not suitable for short-term investing or speculation. Persons wishing to employ such strategies should not purchase a Contract.

The Contract provides certain features that may benefit you in retirement planning.

•

It has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you may generally make Purchase Payments under the Contract and allocate them to one or more of the Variable Account options or, if available, the Fixed Account options. When you choose Variable Account options, you assume the investment risk. When you choose Fixed Account options, we credit guaranteed interest to your Fixed Accumulation Value. During the Income Phase, we make annuity payments based on the amount you have accumulated. Annuity payments are fixed, and not variable.

•

It also has tax deferral during the Accumulation Phase, so that you do not pay taxes on the increase in the Contract Value. You are taxed when you withdraw the Contract Value. However, if you purchase your Contract in connection with a tax-qualified plan, your purchase should be made for reasons other than tax-deferral. Tax-qualified plans provide tax-deferral without the need to purchase an annuity contract.

•

You may elect one of the optional living benefits: a GLWB or the GMAB. If you elect a GLWB, it provides annual lifetime withdrawal payments under single-coverage or spousal joint-coverage for an additional charge. If you elect the GMAB, it provides a guaranteed minimum accumulation benefit at the end of the Term for an additional charge. You may elect a GLWB or the GMAB only on or before the Issue Date.

•

It provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by electing prior to the Issue Date one of the optional death benefits known as the HAV Death Benefit and the ROP Death Benefit for an additional charge.

•

If you so elect, during the Income Phase, it provides annuity payments to you or another Payee for life or for another period that you choose. You may choose any Annuity Payment Option only on or before the Annuity Income Date.

•

All obligations arising under a Contract, including the promise to make annuity payments, and the optional living benefit and death benefit guarantees, are general corporate obligations of the Company and, as such, are subject to the claims of the Company’s creditors.

The Contract may be offered to personal retirement and deferred compensation plans, some of which qualify for favorable federal income tax treatment under Sections 401, 403, 408, or 408A of the Code. We refer to Contracts used with plans that receive favorable tax treatment as “Qualified Contracts.” Currently, we offer Qualified Contracts only as Traditional IRAs or Roth IRAs under Section 408 and 408A of the Code. We refer to all Contracts other than Qualified Contracts as “Non-Qualified Contracts.” A qualified retirement plan generally provides tax-deferral regardless of whether the plan invests in an annuity contract. A decision to purchase an annuity contract should not be based on the assumption that the purchase of an annuity contract is necessary to obtain tax-deferral benefits under a qualified retirement plan.

You should work with your financial professional to decide whether a GLWB, the GMAB, the HAV Death Benefit, and the ROP Death Benefit riders are appropriate for you based on a thorough analysis of your insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

STATE LAW VARIATIONS

Your Contract is subject to the law of the state in which it is issued. Contract provisions may vary depending on the state of issuance. Any material state variations are listed in “APPENDIX A - STATE LAW VARIATIONS.”

COMMUNICATING TO US ABOUT YOUR CONTRACT

You may submit transaction requests or otherwise communicate with us in writing or by telephone or by any other means acceptable to us. All materials transmitted to us, including Purchase Payments, must be received at our Service Address. For all telephone communications, you must call (800) 374-3714. In addition, your authorized financial professional who is a registered representative of the broker-dealer of record may submit transfer requests on your behalf in writing to our Service Address or by telephone at (800) 374-3714).

Unless this Prospectus states differently, we will consider all materials sent to us and all telephone communications to be received on the date we receive them, in Good Order, at our Service Address or by telephone at (800) 374-3714) .

However, we will consider all financial transactions, including Purchase Payments, withdrawal requests and transfer instructions, to be received on the next Business Day if we receive them (1) on a day that is not a Business Day or (2) after the close of regular trading on the NYSE, which is normally 4:00 p.m., Eastern Time.

Certain methods of contacting us may be unavailable or delayed. Any telephone system or website can experience delays or outages that may delay or prevent us from processing your request. While we have taken reasonable precautions to allow our systems to accommodate heavy usage, we do not guarantee access or reliability under all circumstances. If you experience delays or an outage, you may submit your request in writing to our Service Address.

When we specify that notice to us must be in writing, we reserve the right, at our sole discretion, to accept notice in another form.

Electronic Delivery of Contract Information

During the Accumulation Phase, we may make available for Owners the option to receive to receive prospectuses, transaction confirmations, reports and certain other communications in electronic format, instead of receiving paper copies. To enroll in this optional electronic delivery service, if available, Owners must register and log on to our Internet customer website via www.delawarelife.com. First-time users of this website can enroll in this electronic delivery service by selecting “eDeliver Documents” when registering to use the website. If you are already a registered user of this website, you can enroll in the electronic delivery service by logging on to your account and selecting “eDeliver Documents” on the “Update Profile” page. The electronic delivery service is subject to various terms and conditions, including a requirement that you promptly notify us of any change in your e-mail address, to avoid any disruption of deliveries to you. You have the right to receive a paper copy of our communications at any time, free of charge. You can stop eDelivery by updating the consent in your user profile. We are not required to offer the electronic delivery service and may discontinue it in whole or in part at any time. You may obtain more information and assistance at the above-mentioned internet location or by writing us at our Service Address or by telephone at (800) 374-3714).

DELAWARE LIFE INSURANCE COMPANY

We are a stock life insurance company incorporated under the laws of Delaware on January 12, 1970. We are licensed to do business in 49 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. We have a life insurance company subsidiary that is licensed to do business in New York. Our main administrative office address is 1601 Trapelo Road, Suite 30, Waltham, MA 02451.

The immediate parent company of Delaware Life Insurance Company is Group One Thousand One, LLC, a limited liability company organized under the laws of the State of Delaware on December  12, 2012. Group One Thousand One, LLC is ultimately controlled by Mark R. Walter.

THE VARIABLE ACCOUNT

We established the Variable Account as a separate account on July 13, 1989, pursuant to a resolution of our Board of Directors. The Variable Account funds the Contract and various other variable annuity contracts that we offer. These other products may have features, benefits and charges that are different from those under the Contract.

Under Delaware insurance law and the Contract, the income, gains or losses of the Variable Account, whether or not realized, are credited to or charged against the assets of the Variable Account without regard to the other income, gains, or losses of the Company. These assets are held in relation to the Contracts and other variable annuity contracts that provide benefits that vary in accordance with the investment performance of the Variable Account. The assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business we conduct.

The assets of the Variable Account are divided into Subaccounts. Each Subaccount invests exclusively in shares of a specific Fund. All amounts allocated by you to a Subaccount will be used to purchase Fund shares at their net asset value. All distributions made by the Funds with respect to the shares held by the Variable Account will be reinvested to purchase additional Fund shares at their net asset value. Deductions from the Variable Account for withdrawals, annuity payments, death benefits, Contract fees, fees for any optional living benefit or death benefit, and any applicable taxes will, in effect, be made by redeeming the number of Fund shares at their net asset value equal in total value to the amount to be deducted. The Variable Account will be fully invested in Fund shares at all times.

VARIABLE ACCOUNT OPTIONS: THE FUNDS

The Contract offers Subaccounts each of which invests in a single Fund. Each Fund is a mutual fund registered under the 1940 Act, or a separate series or portfolio thereof.

Currently, you may select one or more Subaccounts that invest in the Funds listed below by investment category1

If you elect the Income Control GLWB or the GMAB , all Purchase Payments and your entire Contract Value must be allocated only among the Subaccounts that are identified below as Designated Investment Options*.

[Additional Funds to be provided by amendment]

Allocation-Cautious

JPMorgan Insurance Trust Income Builder Portfolio*

MFS® Conservative Allocation Portfolio*

Allocation-Moderate

AB Balanced Wealth Strategy Portfolio *

American Funds Insurance Series®, Asset Allocation Fund*

Invesco V.I. Equity and Income Fund*

MFS® Moderate Allocation Portfolio*

MFS® Total Return Series*

Morgan Stanley Variable Insurance Fund, Inc., Global Strategist Portfolio *

Putnam VT George Putnam Balanced Fund*

Allocation-Aggressive

MFS® Growth Allocation Portfolio

Lazard Retirement Global Dynamic Multi-Asset Portfolio

Domestic Large Cap

AB Large Cap Growth Portfolio

American Funds Insurance Series®, Growth Fund

American Funds Insurance Series®, Growth-Income Fund

Columbia Variable Portfolio - Select Large Cap Value Fund

First Trust/Dow Jones Dividend & Income Allocation Portfolio*

Goldman Sachs U.S. Equity Insights Fund

MFS® Core Equity Portfolio

MFS® Value Series

Morgan Stanley Variable Insurance Fund, Inc., Growth Portfolio

Putnam VT Research Fund

Putnam VT Equity Income Fund

Fixed Income

Invesco V.I. Core Plus Bond Fund

Legg Mason Partners Variable Income Trust, Western Asset Core Plus VIT Portfolio

Lord Abbett Series Bond-Debenture

MFS® Total Return Bond Series*

PIMCO Total Return Portfolio

Putnam VT Income Fund

Global Equity

American Funds Insurance Series®, Global Growth Fund

American Funds Insurance Series®, International Fund

American Funds Insurance Series®, New World Fund®

MFS® Global Growth Portfolio

Morgan Stanley Variable Insurance Fund, Inc., Global Franchise Portfolio

Money Market

MFS® U.S. Government Money Market Portfolio

Small & Mid Cap

ClearBridge (Legg Mason Partners), Variable Equity Trust,Variable Mid Cap Portfolio

MFS® Blended Research® Small Cap Equity Portfolio

MFS® New Discovery Series

MFS® New Discovery Value Portfolio

Specialty/Sector

MFS® Global Real Estate Portfolio

MFS® Technology Portfolio

Morgan Stanley Variable Insurance Fund, Inc., Global Infrastructure Portfolio

PIMCO CommodityRealReturn® Strategy Portfolio

Putnam VT Global Health Care Fund

[1]

The Company has indicated the type of Fund above according to its Morningstar category. Morningstar groups mutual funds into categories according to their actual investment style, not merely their stated investment objectives, and normally allocates funds to categories on the basis of their portfolio holdings.

AllianceBernstein L.P. advises the AB Variable Products Series Fund, Inc. Portfolios. BlackRock Advisors, LLC advises the BlackRock Global Allocation V.I. Fund. Capital Research and Management Company advises the American Funds Insurance Series® Funds. Columbia Management Investment Advisers, LLC, advises the Columbia Variable Portfolio Funds. Goldman Sachs Asset Management, L.P. advises the Goldman Sachs U.S. Equity Insights Fund. Invesco Advisers, Inc. advises the Invesco Variable Insurance Funds. J.P. Morgan Investment Management, Inc. advises the JP Morgan Insurance Trust Income Builder Portfolio. Lazard Asset Management LLC advises the Lazard Retirement Global Dynamic Multi-Asset Portfolio. Legg Mason Partners Fund Advisor, LLC advises the ClearBridge Variable Mid Cap Portfolio (sub-advised by ClearBridge Investments, LLC) and the Western Asset Core Plus VIT Portfolio (sub-advised by Western Asset Management Company, Western Asset Management Company Limited, Western Asset Management Company Pte. Ltd. and Western Asset Management Company Ltd.) Lord, Abbett & Co. LLC advises the Lord Abbett Series Fund Bond Debenture Portfolio. Massachusetts Financial Services Company advises the MFS® Portfolios and Series. Morgan Stanley Investment Management Inc. advises the Morgan Stanley Variable Insurance Funds, Inc. Portfolios (Morgan Stanley Variable Insurance Fund, Inc. Global Franchise Portfolio, Morgan Stanley Variable Insurance Fund, Inc. Global Infrastructure Portfolio and Morgan Stanley Variable Insurance Fund, Inc. Global Strategist Portfolio are sub-advised by Morgan Stanley Investment Management Limited and Morgan Stanley Investment Management Company.) Pacific Investment Management Company LLC advises the PIMCO Portfolios. Putnam Investment Management, LLC advises the Putnam Funds and Putnam Investments Limited serves as sub-advisor. The Putnam VT Research, Putnam VT Global Asset Allocation and Putnam VT Global Health Care Funds are also sub-advised by Putnam Advisory Company, LLC.

More comprehensive information about the Funds, including a discussion of their management, investment objectives, expenses, and potential risks, is found in the current prospectuses for the Funds (the “Fund Prospectuses”). You should read the Fund Prospectuses carefully in conjunction with this Prospectus before you invest. A copy of each Fund Prospectus, as well as each Fund’s Statement of Additional Information, may be downloaded from our website, www.delawarelife.com, or obtained without charge by calling us at (800) 374-3714 or by writing to: Delaware Life Insurance Company, P.O. Box 80428, Indianapolis, IN 46280. If you received a summary prospectus for a Fund, please follow the directions on the first page of the summary prospectus to obtain a copy of that Fund’s prospectus.

The Funds may also be available to registered separate accounts offering variable annuity and variable life insurance products of other affiliated and unaffiliated insurance companies, as well as to the Variable Account and other separate accounts of the Company. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds. A conflict of interest may occur due to a change in law affecting the operations of variable life insurance and variable annuity separate accounts, differences in the voting instructions of the Owners and those of other companies, or some other reason. In the event of a conflict of interest, we will take any steps necessary to protect Owners, including (1) withdrawal of the Variable Account from participation in the Funds which are involved in the conflict or (2) substitution of shares of other Funds.

Certain publicly available mutual funds may have similar investment goals and principal investment policies and risks as one or more of the Funds, and may be managed by a Fund’s portfolio manager(s). While a Fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to several differences between a Fund and these similar products, including differences in sales charges, expense ratios, and cash flows.

Payments We Receive

The Funds’ investment advisers, transfer agents, underwriters and/or affiliates (“Fund Groups”) compensate us for providing the administrative and record-keeping services that they would normally be required to provide for individual shareholders or cost savings experienced by the investment advisers or affiliates of the Funds. Such compensation is typically a percentage of Variable Account assets invested in a relevant Fund and generally may range up to 0.50% of net assets. In like manner, the Funds pay Rule 12b-1 distribution amounts to the Company or the principal underwriter of the Contracts for providing distribution and shareholder support services to the Funds ranging up to 0.25% directly from the Funds in connection with a Rule 12b-1 Plan. If the Company or the principal underwriter receive 12b-1 fees, combined compensation for administrative, distribution and record-keeping related services ranges up to 0.50% annually of Variable Account assets invested in a Fund.

These payments reflect in part expense savings by the Funds for having a sole shareholder, the Variable Account, rather than multiple shareholders in the Funds. Proceeds of these payments may be used for any corporate purpose, including the payment of expenses that Delaware Life and its affiliates incur in promoting, issuing, distributing and administering the Contracts. These payments are generally based on a percentage of the daily assets of the Funds under the Contracts and other variable contracts offered by Delaware Life and its affiliated insurers.

In addition, certain Fund Groups provide fixed dollar compensation to defray the cost of our marketing support and training services. These services may include various promotional, training or marketing meetings for distributors, wholesalers, and/or selling broker-dealers’ registered representatives, and creating materials describing the Contract, its features and the available investment options. Certain Fund Groups may also attend these meetings.

These payments and fees create an incentive for us to offer Funds (or classes of shares of Funds) for which such payments and fees are available to us. We consider such payments and fees, among other things, when deciding to include a Fund (or class of shares of a Fund) as an investment option under the Contract. Other available investment portfolios (or classes of shares of Funds) may have lower fees and better overall investment performance than the Funds (or classes of shares of the Funds) offered under the Contract.

If you purchased the Contract through a broker-dealer or other financial intermediary (such as a bank), the Funds and their related companies may pay the intermediary for services provided with regard to the sale of Fund shares in the Subaccounts under the Contract. The amount and/or structure of the compensation can possibly create a conflict of interest as it may influence the broker-dealer or other intermediary and your sales person to present this Contract (and certain Subaccounts under the Contract) over other investment alternatives. The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the broker-dealer or other intermediary or your salesperson. You may ask your salesperson about variations and how he or she and his or her broker-dealer or other financial intermediary are compensated for selling the Contract.

Selection of Funds

The Funds offered through the Contract are selected by the Company. We may add or remove a Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value at our discretion. In selecting the Funds and Designated Investment Options, we consider, among other things, whether a Fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, distribution and support services provided by us to the Funds, or whether Fund affiliates can provide marketing and distribution support for the sale of the Contracts. We do not recommend or endorse any particular Fund, and we do not provide investment advice. You bear the risk of any decline in your Contract Value resulting from the investment performance of the Funds.

If you elect the Income Control GLWB or the GMAB, we currently limit your choice of Subaccounts to the Designated Investment Options. We limit the number and type of available Designated Investment Options to reduce our risk exposure in providing the guarantees associated with the Income Control GLWB and the GMAB. These limits may reduce the rate of return on your investment. The Designated Investment Option requirements may reduce the likelihood that the Contract Value will be reduced to zero as a result of investment performance and that we will have to make payments under the AWA settlement option. (See “DESIGNATED INVESTMENT OPTIONS.”)

THE FIXED ACCOUNT

The Fixed Account is part of our general account which is made up of all the general assets of the Company other than those allocated to any separate account. Amounts you allocate to Guarantee Periods and the DCA program become part of the Fixed Account. These general account assets are available to support our insurance and annuity obligations other than those funded by the Variable Account. Any guarantees under the Contract that exceed your Variable

Accumulation Value, such as those with the GLWB, the HAV Death Benefit and the ROP Death Benefit riders, are paid from our general account (and not the Variable Account). Therefore, any amounts that we may be obligated to pay under the Contract in excess of Variable Accumulation Value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. We issue other types of insurance policies and financial products as well, and we pay our obligations under those products from our assets in the general account. The general account is subject to claims of creditors made on the assets of the Company.

We will invest the assets of the Fixed Account in those assets we choose that are allowed by applicable state insurance laws. We are not, however, obligated to invest amounts allocated to the Fixed Account according to any particular strategy, except as may be required by applicable state insurance laws. You will not have a direct or indirect interest in the Fixed Account investments.

In reliance on certain exemptive and exclusionary provisions, interests in the Fixed Account have not been registered as securities under the Securities Act of 1933 and the Fixed Account has not been registered as an investment company under the 1940 Act. Therefore, neither the Fixed Account nor any interests therein are generally subject to regulation under the Securities Act of 1933 or the 1940 Act. The disclosures relating to the Fixed Account included in this Prospectus are for the Owner’s information. However, such disclosures are subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

From time to time and subject to regulatory approval, we may offer Fixed Account options with different interest guaranteed periods. Each Guarantee Period earns interest at a Guaranteed Interest Rate that we publish. We, in our sole discretion, establish the interest rates for each Guarantee Period. We will not declare a rate that yields values less than those required by the state in which the Contract is issued. You bear the risk that we will not declare a rate that is higher than the minimum rate. Because these rates vary from time to time, allocations made to the Guarantee Periods of the Fixed Account at different times may earn interest at different rates.

You may allocate your Purchase Payments, and transfer Contract Value, to Guarantee Periods of the Fixed Account that are currently available, subject to certain conditions. If you elect a GLWB or the GMAB , you may not allocate Purchase Payments to the Fixed Account, unless you participate in the DCA program, or transfer Contract Value to the Fixed Account. See “THE FIXED ACCOUNT OPTIONS: THE GUARANTEE PERIODS” and “PRODUCT HIGHLIGHTS: The Fixed Account Options: The Guarantee Periods.”

We do not make Asset Charge deductions from amounts in the Fixed Account to cover the mortality, administrative, distribution and other expenses we assume to provide your Contract benefits. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, a Withdrawal Charge may apply. See “CONTRACT CHARGES.”

THE FIXED ACCOUNT OPTIONS: THE GUARANTEE PERIODS

If you elect a GLWB or the GMAB, you may not allocate Purchase Payments to the Fixed Account, unless you participate in the DCA program, or transfer Contract Value to the Fixed Account.

Guarantee Periods

You may elect one or more Guarantee Periods from those we may make available. When available, we may offer Guarantee Periods of different durations; however, we may stop offering some or all Guarantee Periods at any time. Once we stop offering a Guarantee Period, allocations, transfers or renewals into that Guarantee Period will not be permitted. In addition, we reserve the right not to make any Guarantee Periods available. Guarantee Amounts already in existence will be unaffected, although the Guarantee Amounts will be transferred into a money market Subaccount at the end of the Guarantee Period unless you direct us to transfer the Guarantee Amounts into any other Subaccount(s). We may choose not to make any Guarantee Periods available at our discretion. At any time, we can reverse our decision to exercise this right.

Guaranteed Interest Rates

We determine Guaranteed Interest Rates at our discretion. Our determination will be influenced by the return we earn on our investments as well as other factors, including regulatory and tax requirements, sales commissions, administrative expenses, general economic trends and competitive factors. Our minimum Guaranteed Interest Rate will always be equal to the greater of the required minimum nonforfeiture rate and 1%. You can find out about our current Guaranteed Interest Rates by calling us at (800) 374-3714).

We may at our discretion periodically offer special interest rates for new Purchase Payments that are higher than the rates we are then offering for renewals or transfers.

THE ACCUMULATION PHASE

During the Accumulation Phase of your Contract, you may make Purchase Payments into your Contract, and your earnings accumulate on a tax-deferred basis. The Accumulation Phase begins on the Issue Date and ends on the Valuation Period before your Annuity Income Date. The Accumulation Phase will end sooner if you surrender your Contract or if you die before the Annuity Income Date.

Issuing Your Contract

We “open” the Contract on the Business Day when we receive your Application in Good Order at our Service Address. We refer to this date as the Open Date. We issue your Contract within two Business Days after we receive your initial Purchase Payment and your Application is in Good Order. We refer to this date as the Issue Date.

If we receive an Application not in Good Order and we do not receive the required information or documentation within five Business Days from our receipt of your initial Purchase Payment, we will either send back your initial Purchase Payment or request your permission to keep the initial Purchase Payment until we receive the required information or documentation. Then, when the Application is in Good Order, we will apply your Purchase Payment within two Business Days.

To purchase the Contract, all Owners must be younger than age 81 on the Open Date. The GLWB may be elected only if all Owners and Annuitants are younger than age 81 on the Open Date and older than age 45 on the Issue Date. The HAV Death Benefit and ROP Death Benefit options may be elected only if all Owners and Annuitants are younger than age 71 on the Open Date.

Subsequent Purchase Payments will be credited to your Contract on the Business Day that we receive them in Good Order. If you have purchased a Qualified Contract, we will not accept any additional Purchase Payments after you reach age 72.

Purchase Payments

Purchase Payments Limitations

The amount of Purchase Payments may vary. The initial Purchase Payment must be at least $10,000 for a Non-Qualified Contract and the maximum annual Individual Retirement Annuity contribution under the Code for a Qualified Contract. The maximum annual Individual Retirement Annuity contribution under the Code for 2020 for traditional IRAs and Roth IRAs cannot be more on a combined basis than $6,000 ($7,000 if you are age 50 or older).

Each additional Purchase Payment must be at least $500. In addition, unless we have given our prior approval, we will not accept a Purchase Payment that would cause the total Purchase Payments to exceed $1.5 million. We will not accept a Purchase Payment after any Owner or Annuitant’s 93rd birthday. If you elect a GLWB , after the first Contract Year, we will not accept any Purchase Payment that would cause the aggregate Purchase Payments in that Contract Year to exceed the GLWB Maximum Annual Purchase Payment Amount, unless we have given our prior approval.

We reserve the right not to accept any Purchase Payment.

Allocation of Purchase Payments

You may allocate your Purchase Payments among the Subaccounts offered as the Variable Account options and Guarantee Periods currently available and offered as the Fixed Account options. However, any allocation to a Guarantee Period must be at least $500. We reserve the right to change this minimum amount upon written notice to you.

During the Accumulation Phase, you may specify the percentage of each Purchase Payment to be allocated to each Subaccount or Guarantee Period, if available. These percentages are called your allocation instructions. You may change your allocation instructions for future Purchase Payments by sending a notice of the change in Good Order to the Service Address. We will use your new allocation instructions for current and future Purchase Payments until we receive another change notice in Good Order.

If you elect a GLWB or the GMAB, you may not allocate Purchase Payments to the Fixed Account unless you participate in the DCA program. In addition, if you elect the Income Control GLWB and the GMAB, you may allocate your Purchase Payments to Subaccounts that are Designated Investment Options only.

Your Contract Value

During the Accumulation Phase, the Contract Value for any Valuation Period is equal to the Variable Accumulation Value, if any, plus the Fixed Accumulation Value, if any, for that Valuation Period.

Variable Accumulation Value

Variable Accumulation Units

Your Variable Accumulation Value is the combined Contract Value in each Subaccount. We use a unit of measure called a Variable Accumulation Unit in determining that combined value. A Variable Accumulation Unit works much like a mutual fund share. We determine the value in each Subaccount by multiplying the number of your Variable Accumulation Units allocated to that Subaccount by the value of each Variable Accumulation Unit.

Variable Accumulation Unit Value

The value of each Variable Accumulation Unit in a Subaccount reflects the net investment performance of that Subaccount. We determine that value once on each Business Day at the close of trading, which is generally 4:00 p.m., Eastern Time. (The close of trading is determined by the NYSE.) The period that begins at the time Variable Accumulation Units are valued on a Business Day and ends at that time on the next Business Day is called a “Valuation Period.” On days other than Business Days, the value of a Variable Accumulation Unit does not change. The Net Investment Factor represents the net investment performance of a Subaccount at the end of any Valuation Period.

We determine the value of a Variable Accumulation Unit for each Subaccount for a Valuation Period by multiplying the value of a Variable Accumulation Unit for that Subaccount for the preceding Valuation Period by the Net Investment Factor for that Subaccount for such subsequent Valuation Period. The value of a Variable Accumulation Unit for each Subaccount for any Valuation Period is the value determined as of the end of that Valuation Period and may increase, decrease or remain the same from Valuation Period to Valuation Period in accordance with the calculation of the Net Investment Factor described below.

We calculate the Net Investment Factor for any Valuation Period by dividing (a) by (b) and then subtracting (c), where:

(a)	is the net result of:

1.	the net asset value of a Fund share held in the Subaccount at the end of that Valuation Period, plus

2.	the per share amount of any dividend or other distribution made by that Fund on shares held in the Subaccount if the ex-dividend date occurs during the Valuation Period, plus or minus

3.

a per share credit or charge with respect to any taxes paid or reserved for by the Company during the Valuation Period which are determined by the Company to be attributable to the operation of the Subaccount.

(b)	is the net asset value per share of the Fund share at the end of the preceding Valuation Period; and

(c)	is the Asset Charge factor (the mortality and expense risk charge factor) for the Valuation Period.

The Net Investment Factor may be greater than, less than, or equal to one; therefore, the Variable Accumulation Unit value may increase, decrease or remain unchanged.

Crediting Variable Accumulation Units

Any allocations to a Subaccount (including Purchase Payments and transfers) will result in the purchase of Variable Accumulation Units. The number of Variable Accumulation Units that the Company credits to each Subaccount is determined by dividing the dollar amount allocated to that Subaccount by the Subaccount’s Variable Accumulation Unit value as calculated at the end of the Valuation Period when the allocation is effected.

Canceling Variable Accumulation Units

Any deductions from a Subaccount (including surrenders, partial withdrawals, death benefit payments, transfers, and fee deductions), will result in the cancellation of Variable Accumulation Units with a variable accumulation value equal to the total amount by which the Subaccount is reduced. The number of cancelled units will be determined by dividing the dollar amount deducted from that Subaccount by its Variable Accumulation Unit value as calculated at the end of the Valuation Period when the deduction is effected.

Fixed Accumulation Value

Your Fixed Accumulation Value is the sum of Purchase Payments and Contract Value allocated to Guarantee Periods and the DCA program, plus interest credited on those amounts, and minus withdrawals, transfers, and any deductions for charges under the Contract taken from your Fixed Accumulation Value.

A Guarantee Period begins on the Business Day that (a) a Purchase Payment is applied to a Guarantee Period under your Contract or (b) we receive your request in Good Order to transfer Contract Value from a Subaccount or another Guarantee Period into a new Guarantee Period. Subsequent Guarantee Periods begin on the first day following the Renewal Date.

Each additional Purchase Payment, transfer or renewal credited to your Fixed Account Value will result in a new Guarantee Period and a new Guarantee Rate with its own Renewal Date. Amounts allocated at different times to Guarantee Periods of the same duration may have different Renewal Dates and different Guarantee Rates. Guarantee Periods may not always be available for allocation. (See “FIXED ACCOUNT OPTIONS: THE GUARANTEE PERIODS.”)

Crediting Interest

We credit interest on amounts allocated to a Guarantee Period at the applicable Guaranteed Interest Rate for the duration of the Guarantee Period. During the Guarantee Period, we credit interest daily at a rate that yields the Guaranteed Interest Rate on an annual effective basis. You can find out about our current Guaranteed Interest Rates by calling us at (800) 374-3714 .

Guarantee Amounts

Each separate allocation you make to a Guarantee Period, together with interest credited thereon, is called a Guarantee Amount. Each new allocation to a Guarantee Period must be at least $500 unless it is equal to the entire Guarantee Amount being renewed.

Renewals of Guarantee Periods

At least 30 days prior to the Renewal Date of each Guarantee Period, we will provide you with notice of the upcoming expiration of the Guarantee Period. Unless you instruct us otherwise, a one-year Guarantee Period will commence automatically at the end of the previous Guarantee Period. If a one-year Guarantee Period is not offered by us at that time, the Guarantee Amount will be transferred automatically to a money market Subaccount. To avoid an automatic renewal or transfer on the Renewal Date, the Owner must elect, in writing prior to the Renewal Date, a different Guarantee Period from among those that the Company offers at such time, or provide written instructions to transfer all or a portion of the Guarantee Amount to one or more Subaccounts. (See “Transfers Among the Subaccounts and the Fixed Account.”)

Each new Guarantee Amount must be at least $500 unless it is equal to the entire Guarantee Amount being renewed. Automatic transfers of Guarantee Amounts into a money market Subaccount will not count as a transfer for purposes of the transfer restrictions. (See “Transfers Among the Subaccounts and the Fixed Account.”)

Transfers Among the Subaccounts and the Fixed Account

Permitted Transfers

During the Accumulation Phase, you may transfer all or part of your Contract Value to one or more Subaccounts or Guarantee Periods then available, subject to the following restrictions:

•	you may not make more than 12 transfers in any Contract Year;

•	at least 6 days must elapse between transfers to and from the same Subaccounts;

•	transfers to or from Subaccounts are subject to terms and conditions that may be imposed by the Funds; and

•	we impose additional restrictions on frequent transfers or excessive trading, which are further described below. (See “Restrictions on Frequent Transfers.”)

If you elect the Income Control GLWB, you may only transfer your Contract Value among the Designated Investment Options; otherwise, the Income Control GLWB will terminate. You may not transfer your Contract Value into the Fixed Account or the Income Control GLWB will terminate. If you elect the GMAB, you are not permitted to transfer your Contract Value to a Subaccount that is not a Designated Investment Option or to the Fixed Account. (See “DESIGNATED INVESTMENT OPTIONS.” and “FIXED ACCOUNT”)

These restrictions do not apply to the Dollar-Cost Averaging and Portfolio Rebalancing programs. (See “Automatic Programs”)

We reserve the right to waive these restrictions and exceptions at any time, as discussed under “Restrictions on Frequent Transfers,” or to change them. Any change will be applied uniformly. We will notify you of any change prior to its effectiveness.

There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $25 for each transfer. We will notify you of any change in writing prior to its effectiveness. Under current law, there is no tax liability for transfers.

Requests for Transfers

You, your authorized financial professional, or another authorized third party may request transfers in writing at the Service Address, by telephone at (800) 374-3714 or by such other means as we may make available.

If a transfer request as described above is received in Good Order before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the NYSE on days that the NYSE closes before 4:00 p.m., the transfer will be priced that day. Otherwise, your transfer request will be priced on the next Business Day.

The telephone transfer privilege is available automatically during regular business hours before 4:00 p.m. Eastern Time and does not require your written election. We have established procedures reasonably designed to confirm that instructions communicated to us are genuine. These procedures may require any person requesting a transfer to provide personal identifying information. We will not be liable for following instructions that we reasonably believe are genuine.

We reserve the right to deny any and all transfer requests and to require that certain transfer requests be submitted in writing. A transfer request may be denied if it is not in Good Order or if it does not comply with the terms of our frequent trading policy or the trading policy of a Fund involved in the transfer. If a transfer request is denied, we will immediately notify you and your authorized financial professional.

We also reserve the right to suspend, modify, restrict, or terminate the telephone transfer privilege at any time. Your ability (or the ability of your authorized financial professional or another authorized third party) to request transfers by telephone may also be limited due to circumstances beyond our control, such as during system outages or periods of high volume.

No more than one transfer request may be made on the same Business Day regardless of whether the request is made by you, your authorized financial professional, or another authorized third party, and regardless of whether the request is submitted in writing or by telephone. The Company has established reasonable procedures for handling multiple transfer requests received on the same Business Day, including processing the first transfer request received in Good Order on a Business Day (unless otherwise cancelled in accordance with the cancellation procedures described in the next paragraph).

You, your authorized financial professional, or another authorized third party may cancel a transfer request by contacting us by telephone at (800) 374-3714 before the end of the Business Day during which the transfer request was submitted.

Under certain circumstances, we may defer transfers. (See “Deferral of Payments and Transfers.”)

Restrictions on Frequent Transfers

Delaware Life’s Restrictions

Frequent transfers of Contract Value among the Subaccounts can adversely affect the performance of the Funds underlying the Subaccounts because of the costs associated with unusual and/or large movements of cash in and out of Funds in shorter than anticipated periods of time. Frequent transfers or excessive trading can harm you and other Contract owners with allocations to the Funds underlying a Subaccount in various ways, including increasing Fund expenses. The increased Fund costs include excessive Fund transaction fees and disruption of the management of the Fund. Frequent transfers will diminish a Fund’s return and directly decrease the Subaccount’s performance. If large amounts of money are suddenly transferred into or out of a Fund, the Fund’s investment manager may be unable to effectively invest in accordance with the Fund’s investment objectives and policies. We will monitor and may modify and/or restrict your right and any authorized third party’s right to transfer among the Subaccounts if we determine, in our sole discretion, that the use of transfers among the Subaccounts may potentially harm the rights or interests of other Owners.

Delaware Life, as depositor of the Contracts, has policies and procedures designed to detect and deter frequent transfers by limiting the number and frequency of transfers of Contract Value. Currently, you may make only up to twelve (12) transfers per Contract Year and six (6) days must elapse between each transfer. We also may impose a fee of $25 per transfer. We may waive any of these restrictions at our discretion, subject to such terms and conditions as the Funds may impose. We reserve the right to impose additional administrative restrictions on third parties that engage in transfers of Contract Value on behalf of multiple Owners at one time.

We may also take the following actions (but not are obligated to) against you and any authorized third parties acting on your behalf or on behalf of multiple Owners to restrict transfers, if we determine, in our sole discretion, that you and such parties may be engaging in frequent transfers of Contract Value among the Subaccounts:

•	Limit the dollar amount and frequency of transfers;

•	Restrict the method of transfers (e.g., require that transfer requests be in writing sent to our Service Address via first class mail);

•	Terminate or suspend the ability to transfer among Subaccounts by telephone or other means that would otherwise be permissible;

•	Reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by third parties on behalf of more than one Owner; and

•	Impose other limitations or restrictions.

Transfer limitations and other restrictions are subject to our ability to monitor transfer activity. Our ability to monitor transfer activity may be limited by operational and technological systems, as well as our ability to predict and monitor the variety of strategies that might be employed by Owners and their authorized third parties to avoid detection. There is no assurance that we will be able to monitor and stop frequent transfers of Contract Value among the Subaccounts. A failure to detect and curtail frequent transfers may result in lower performance of the Funds underlying the Subaccounts that you selected.

The Funds’ Restrictions

The Funds themselves have policies and procedures to deter frequent trading (“Fund’s Trading Policies”). We have entered into information sharing agreements with the Funds, as required by Rule 22c-2 under the 1940 Act. We are legally obligated to provide information about an Owner’s allocations into and out of a Fund underlying a Subaccount at the Fund’s request. If a Fund identifies an Owner or any authorized third party as having violated the Fund’s Trading Policies, the Fund may direct us to impose a transfer fee, or restrict or prohibit any further allocations into or out of the Fund by or on behalf of the Owner. Such a restriction may remain in place indefinitely. The Owner or authorized third party may be part of a group of other variable annuity and variable life insurance owners and shareholders that the Fund has restricted. We may not have the operational capacity to apply a Fund’s Trading Policies. If we do not have such capacity, it may result in lower performance of the Funds underlying the Subaccounts that you selected.

The Funds are available to retirement plans and other insurance companies for their variable annuity and variable life insurance contracts. These retirement plans, and insurance companies may have different procedures to monitor and deter frequent and large-scale trading or may not have any restrictions against frequent and large-scale trading. You may be harmed by frequent transfer activity related to other insurance company and retirement plan investments in the Funds.

Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates

In certain situations, we may reduce or waive the Withdrawal Charge or the Annual Contract Fee, credit additional amounts, grant special Guaranteed Interest Rates, or offer other options or benefits. These situations may include sales of Contracts (1) where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Owner, certain sales of larger-sized Contracts, and certain group sales, and (2) to officers, directors and employees of the Company or its affiliates, financial professionals and employees of broker-dealers with a current selling agreement with the Company and affiliates of such representatives and broker-dealers, employees of affiliated asset management firms, and persons who have retired from such positions and their immediate families.

Automatic Programs

You may participate in any of the following optional programs free of charge. Transfers made pursuant to the provisions of the following optional programs will not be charged a transfer fee, nor will such transfers count as one of the 12 transfers per year (See “Transfers Among the Subaccounts and the Fixed Account.”)

You, your authorized financial professional, or another authorized third party may elect and terminate your participation in any of these programs at any time by written notice to us at our Service Address or by other means approved by us.

Dollar-Cost Averaging (“DCA”) Program

You may elect to participate in the DCA program, at no extra charge, by allocating a Purchase Payment to the Fixed Account prior to your Annuity Income Date under the 6 and 12-month DCA program. The DCA program automatically transfers a fractional amount of your Purchase Payment, plus accrued interest, from the Fixed Account to your selected Subaccounts each month. If you elect the Income Control GLWB or the GMAB, the DCA program automatically transfers a fractional amount of your Purchase Payment, plus accrued interest, from the Fixed Account to your selected Designated Investment Options each month. The first transfer under the DCA program will occur on the day we receive your Purchase Payment. The program continues until your Contract Value allocated to the program is depleted or you elect to stop the program.

Amounts held in the Fixed Account under the DCA program will earn interest at a rate declared by the Company. If you elect to participate in the DCA program, then all future Purchase Payments will be allocated to the DCA program, unless you specify otherwise.

Any allocation of a new Purchase Payment to the program will be treated as commencing a new DCA program and will be subject to the $500 minimum.

The main objective of the DCA program is to minimize the impact of short-term market fluctuations affecting the value of the Funds. In general, since you transfer the same dollar amount to the Subaccounts or Designated Investment Options at set intervals, the DCA program allows you to purchase more Variable Accumulation Units (and, indirectly, more Fund shares) when prices are low and fewer Variable Accumulation Units (and, indirectly, fewer Fund shares) when prices are high. Therefore, you may achieve a lower average cost per Variable Accumulation Unit over the long term. It is important to understand that the DCA program does not ensure a profit or protect against loss in a declining market. We do not allow transfers into any of the Guarantee Periods under the DCA program.

Systematic Withdrawal Program

You may select our Systematic Withdrawal program at any time prior to your Annuity Income Date. Under the Systematic Withdrawal program, you may determine the amount and frequency of regular withdrawals you would like to receive from your Fixed Accumulation Value and/or Variable Accumulation Value. We reserve the right to select the day of the month that the withdrawals occur. Withdrawals may have adverse federal income tax consequences including a 10% penalty tax. (See “TAX PROVISIONS.”) You should carefully consider these tax consequences before requesting any withdrawal.

You should consult a qualified tax professional before choosing this optional program. We reserve the right to limit the election of this program to Contracts with a minimum Contract Value of $10,000.

Withdrawals under the Systematic Withdrawal program may significantly reduce the death benefit amount and decrease values under the GLWB and the GMAB by an amount that may be greater than the amount withdrawn and may cause your Contract and the GLWB, GMAB, HAV Death Benefit and the ROP Death Benefit riders to terminate without value.

If you elect the GLWB, the Systematic Withdrawal program is not available after the Income Start Date. After the Income Start Date, your AWA payments may only be withdrawn under the AWA automatic withdrawal program. Under the AWA automatic withdrawal program, you will receive your AWA payments monthly. We may make other periodic payment schedules available at our discretion.

Portfolio Rebalancing Program

You may select our Portfolio Rebalancing program at any time prior to your Annuity Income Date. Under this program, we transfer funds once each Contract Quarter among the Subaccounts to maintain the percentage allocation you have selected among these Subaccounts. No transfers to or from any Guarantee Period are permitted while the Portfolio Rebalancing program is in effect.

If you elect the Income Control GLWB or the GMAB and wish to participate in the Portfolio Rebalancing program, we transfer funds once each Contract Quarter among the Designated Investment Options to maintain the percentage allocation you have previously selected among these Designated Investment Options.

WITHDRAWALS, SURRENDERS, AND WITHDRAWAL CHARGES

Cash Withdrawals

Requesting a Withdrawal

At any time during the Accumulation Phase, you may withdraw in cash all or any portion of your Contract Value. To make a withdrawal, other than a Systematic Withdrawal, you must send us a written request at our Service Address. Your request must specify whether you want a full surrender or a partial withdrawal.

All withdrawals may be subject to a Withdrawal Charge. (See “Withdrawal Charge.”) Upon request, we will notify you of the amount we would pay in the event of a full surrender or partial withdrawal. Withdrawals also may have adverse state and federal income tax consequences, including a 10% penalty tax. (See “TAX PROVISIONS.”) You should consult a qualified tax professional and carefully consider these tax consequences before requesting a cash withdrawal.

Full Surrenders

If you withdraw the entire Contract Value, your request will result in a full surrender of the Contract. In that event, we calculate the amount we will pay you as follows:

•

first, we determine your Contract Value as the sum of any Fixed Accumulation Value and any Variable Accumulation Value based on the price next determined for each Subaccount at the end of the Valuation Period during which we receive your withdrawal request;

•	we then deduct the proportionate amount of the Annual Contract Fee, if applicable;

•	we then calculate and deduct the proportionate amount of the quarterly fee for any optional living benefit and any optional death benefit, if applicable;

•	we then calculate and deduct any applicable Withdrawal Charge.

In addition, any applicable taxes will be deducted from the amount you receive. A full withdrawal results in the surrender of your Contract, cancellation of all rights and privileges under your Contract, and the termination of any elected GMWB, HAV Death Benefit and ROP Death Benefit rider.

Partial Withdrawals

When you withdraw less than the entire Contract Value, you request a partial withdrawal. In that event, you can ask to have any applicable charges deducted either from:

•	the amount of your partial withdrawal request (thereby reducing the amount you are to receive); or

•	your Contract Value (thereby reducing your Contract Value by the amount of your partial withdrawal request plus any applicable Withdrawal Charge).

If you make no specification, we will process your withdrawal request using the first option above. Please note: Under either option, any applicable taxes will be deducted from the amount you receive.

You may specify the amount you want withdrawn from each Subaccount(including a Designated Investment Option), Guarantee Amount and/or Fixed Accumulation Value in the DCA program to which your Contract Value is allocated. If you do not so specify, we will deduct the total amount you request pro-rata, from each Subaccount (including a Designated Investment Option), Guarantee Amount and Fixed Accumulation Value in the DCA program, if any, at the end of the Valuation Period during which we receive your request.

Withdrawals may significantly reduce any optional living benefit and optional death benefit values. In calculating the amount payable under the optional living benefits or death benefits , the benefit may be reduced by an amount that is greater than the amount by which your Contract Value is reduced by the withdrawal, depending on the circumstances. Accordingly, you should refer to the more detailed descriptions of the optional living benefits and death benefits that appear elsewhere in this Prospectus for information about the effects that withdrawals will have on those benefits.

If you request a partial withdrawal that would result in your Contract Value being reduced to an amount less than the $2,000 minimum Contract Value, we reserve the right to treat it as a request for a full surrender of your Contract.

Time of Payment

Full surrenders and partial withdrawals will be paid within seven days after we receive your request in Good Order, except in cases where we are permitted, and choose, to defer payment under the 1940 Act and applicable state insurance law. (See “Deferral of Payments and Transfers.”)

Withdrawal Charge

We do not deduct any charge from your Purchase Payments when they are made. However, we may impose a Withdrawal Charge (also known as a “contingent deferred sales charge”) on certain amounts you withdraw. We impose this charge primarily to defray some of our expenses related to the sale of the Contracts, such as commissions we pay to agents, the cost of sales literature, and other promotional costs and transaction expenses.

The Company imposes no Withdrawal Charge on the Contract Value applied to an Annuity Payment Option.

Free Withdrawal Amount

In each Contract Year you may withdraw a portion of your Contract Value before incurring the Withdrawal Charge as described below:

During the first Contract Year the Free Withdrawal Amount is equal to the greater of:

a)	10% multiplied by the total amount of Purchase Payments; or

b)

The RMD Amount, if any, for the current calendar year, as calculated by us under the Code and regulations. Your contract may be subject to an RMD Amount if it was issued in connection with certain Individual Retirement Accounts or Annuities (“IRAs”), or other tax qualified plans. Only one tax year’s RMD Amount can be taken without the application of Withdrawal Charges during any Contract Year.

In any Contract Year thereafter, the Free Withdrawal Amount is equal to the greater of:

a)	The Free Withdrawal Percentage shown in the Contract Specifications, multiplied by the Contract Value (computed as of the last Contract Anniversary prior to withdrawal); or

b)	The RMD Amount, as described above, if any, for the current calendar year.

The Free Withdrawal Amount will be reduced by any prior withdrawals taken during the same Contract Year.

The Free Withdrawal Amount will be reduced by any prior withdrawals taken during the same Contract Year. Any portion of the Free Withdrawal Amount that is not used during a Contract Year will not be available for use in future Contract Years.

Although there is no Withdrawal Charge for a withdrawal of the Free Withdrawal Amount, it could be subject to adverse state and federal tax consequences. You should consult a qualified tax professional for more information.

You may withdraw the greater of the Free Withdrawal Amount or the AWA, without a Withdrawal Charge, after the Income Start Date under the GLWB.

For an example of how we calculate the Free Withdrawal Amount see “APPENDIX C - EXAMPLES OF CALCULATION OF FREE WITHDRAWAL AMOUNT.”

Order of Withdrawals

Each time you make a withdrawal, we consider the Free Withdrawal Amount to be withdrawn first. If the amount you withdraw is more than your Free Withdrawal Amount, then that excess may be subject to a Withdrawal Charge. We will withdraw the excess, in order, first from your earliest remaining Purchase Payment no longer subject to a Withdrawal Charge and then from your earliest remaining Purchase Payment subject to a Withdrawal Charge. Each time you make a withdrawal, we will follow this procedure until all of your Purchase Payments have been withdrawn. Once all Purchase Payments are withdrawn, any additional amount withdrawn is not subject to a Withdrawal Charge.

Calculation of Withdrawal Charge

We calculate the amount of the Withdrawal Charge by multiplying the amount of each Purchase Payment withdrawn by its applicable Withdrawal Charge percentage. The percentage varies according to the number of years the Purchase Payment has been held in your Contract. Each Purchase Payment has its own 7-year period and for each completed year after the Purchase Payment, the Withdrawal Charge declines as shown below. If a Purchase Payment is withdrawn within one year of when it was made, it will have an 8% Withdrawal Charge. After one year, a 7% Withdrawal Charge would apply to that Purchase Payment. If the Contract Value is less than the total Purchase Payments, the Withdrawal Charge only applies to the Contract Value.

Number of Completed Years Since the Purchase Payment Has Been In Your Contract	Withdrawal Charge
0	8%
1	7%
2	6%
3	6%
4	5%
5	4%
6	3%
7 or more	0%

You may want to consider deferring a withdrawal because the Withdrawal Charge declines the longer the Purchase Payment is held in your Contract.

For additional examples of how we calculate Withdrawal Charge, see “APPENDIX B—EXAMPLES OF WITHDRAWALS, SURRENDERS AND WITHDRAWAL CHARGES.”

Withdrawals not Subject to Withdrawal Charge

Nursing Home Withdrawal Charge Waiver (“NHW”)

You may be eligible for a waiver of the Withdrawal Charge for partial withdrawals or a full surrender on or after the first Contract Anniversary under the following circumstances:

•

You (or the Annuitant if the Owner is a Non-Natural person) are confined to an Eligible Nursing Home. An “Eligible Nursing Home” is a licensed hospital or licensed skilled or intermediate care nursing facility at which medical treatment is available daily and daily medical records are kept for each patient;

•	The confinement is for a period of 90 continuous days, or any shorter period required by the state in which your Contract is issued, beginning on or after the Issue Date; and

•	The NHW is approved by the state in which your Contract is issued. (See “APPENDIX A - STATE LAW VARIATIONS.”)

At the time of the withdrawal or surrender request, proof (1) that the facility is an Eligible Nursing Home and (2) of the duration of the Owner’s confinement must be received by the Company on our form(s). We will provide you with a written claim form within 10 Business Days after we receive a request for a partial withdrawal or full surrender. If we do not provide a claim form within 10 Business Days, you will be deemed to have complied with the claim requirements if we receive written proof covering the occurrence, the character and the extent of the confinement for which the claim is made.

If we find proof of confinement in an Eligible Nursing Home to be insufficient, we will notify you of the denial and provide you with the opportunity to accept or reject the withdrawal or surrender proceeds, subject to all applicable Withdrawal Charge.

There is no charge for this benefit. We will terminate this benefit upon receipt of your request to terminate it or upon termination of the Contract.

Termination of the NHW will not affect the previous waiver of any Withdrawal Charge.

Terminal Illness Withdrawal Charge Waiver (“TIW”)

You may be eligible for a waiver of the Withdrawal Charge for partial withdrawals or a full surrender on or after the first Contract Anniversary under the following circumstances:

•	You (or the Annuitant if the Owner is a Non-Natural person) develop a Terminal Illness;

•	We must receive the request for waiver on our form(s);

•

We must receive proof of such Terminal Illness which shall include, but not be limited to, certification by a Licensed Physician who: (i) has examined you and is qualified to provide such certification, and (ii) is neither an Owner, an Annuitant nor a Family Member of an Owner or an Annuitant.

Terminal Illness, Family Member, and Licensed Physician are defined as follows:

Terminal Illness: any medical condition which a Licensed Physician certifies has reduced your expected life span to one year or less.

Family Member: your spouse or domestic partner, your spouse’s or domestic partner’s parents, your sons and daughters and their spouses or domestic partners, your parents and their spouses or domestic partners, your brothers and sisters and their spouses or domestic partners, your grandparents and grandchildren and their spouses or domestic partners, and any individual related to you by blood or affinity whose close association with you is the equivalent of a family relationship.

Licensed Physician: a person authorized or licensed to practice medicine in a state.

We will provide you with a written claim form within 10 Business Days after we receive a request for a partial withdrawal or full surrender. If we do not provide a claim form within 10 Business Days, you will be deemed to have complied with the claim requirements if we receive written proof covering the occurrence, the character and the extent of the Terminal Illness for which the claim is made.

We reserve the right to require a second opinion and to have you examined by a Licensed Physician of our choosing and at our expense. In the event the second opinion conflicts with the first, the second opinion controls. For state variations related to this process, see “APPENDIX A - STATE LAW VARIATIONS.”

If the Company finds proof of your Terminal Illness to be insufficient, we will notify you of the denial and provide you with the opportunity to accept or reject the withdrawal or surrender proceeds, subject to the applicable Withdrawal Charge.

There is no charge for this benefit. We will terminate this benefit upon receipt of your request to terminate it or upon termination of the Contract.

Termination of the TIW will not affect the previous waiver of any Withdrawal Charge.

Any withdrawals under the NHW and the TIW will reduce the remaining Free Withdrawal Amount, if any, the remaining AWA, if any, the remaining Contract Value, the Withdrawal Benefit Base, if any, and the death benefit.

Other Withdrawals

We do not impose Withdrawal Charge:

•	on the AWA under the GLWB;

•	when you annuitize your Contract;

•	on amounts we pay as a death benefit;

•	on amounts you transfer (1) among the Subaccounts and between the Subaccounts and the Fixed Account, or (2) within the Fixed Account; or

•	on any amounts transferred as part of a DCA program or Portfolio Rebalancing program. (See “Automatic Programs.”)

CONTRACT CHARGES

Annual Contract Fee

During the Accumulation Phase of your Contract, we will deduct an Annual Contract Fee of $30 from your Contract Value to help cover the administrative expenses we incur related to the issuance and maintenance of Contracts. We deduct the Annual Contract Fee on each Contract Anniversary. We deduct the Annual Contract Fee pro-rata from each Subaccount and each Guarantee Amount, based on the allocation of your Contract Value on the date we deduct the Contract Fee.

If you surrender your Contract on a date other than a Contract Anniversary, we will deduct a proportionate amount of the Annual Contract Fee to reflect the time elapsed between the last Contract Anniversary and the date of the surrender.

We will not deduct the Annual Contract Fee if your Contract Value is $100,000 or more on your Contract Anniversary or on the date you surrender your Contract.

We do not deduct the Annual Contract Fee on or after the Annuity Income Date.

Asset Charge

During the Accumulation Phase, we assess an Asset Charge of 1.20% to compensate us for the mortality, administrative, distribution and other expenses we incur related to the issuance, maintenance and provision of the benefits under the Contract. The Asset Charge is designed to also compensate us for the risk that our mortality and other expense costs may exceed the Asset Charge itself. No Asset Charge is deducted during the Income Phase.

If the amount of the Asset Charge is insufficient to cover our costs resulting from these expense risks, we will bear the loss. If, as we expect, the amount of the charge is more than sufficient to cover such costs, we will make a profit on the Asset Charge. We may use this profit for any proper corporate purpose, including the payment of marketing and distribution expenses for the Contract. In setting the rate of the Asset Charge, we not only consider our expense risks, but also our objective to earn a profit from the Contracts, after all of the costs, expenses, and benefits we expect to pay in connection with the Contracts.

The mortality risk we assume is that Annuitants may live for a longer period of time than we estimate. We assume this mortality risk from our contractual obligations to make annuity payments to each Annuitant determined in accordance with the annuity tables and other contractual provisions that cannot be changed. The administrative expense risk we assume is the risk that our actual expenses in administering the Variable Account and Contracts will be greater than anticipated and not covered by the Annual Contract Fee. Administrative expenses include issuing, servicing and administering the Contracts, regulatory compliance, and reporting functions, among others. The distribution expense risk we assume is the risk that our actual expenses in distributing the Contracts and the Variable Account will be greater than anticipated and not covered by the Withdrawal Charge. Distribution expenses include the marketing and sale of the Contracts. The expense risk we assume is that our cost of providing the GLWB, the HAV Death Benefit and the ROP Death Benefit according to the terms of the Contract will exceed the amount of the optional living benefit and death benefit charges we deduct for those benefits under the Contract.

Charges for the Optional Living Benefits

If you elect a GLWB, a quarterly fee will be deducted from the Contract Value on the last Valuation Period of each Contract Quarter (or proportionately when the GLWB terminates) as follows:

•	GLWB Fee for the Income Boost GLWB - 1.50% (0.375% quarterly) of the Withdrawal Benefit Base

•	GLWB Fee for the Income Control GLWB - 1.25% (0.3125% quarterly) of the Withdrawal Benefit Base

The maximum amount of the charge is 2.50% annually (0.625% quarterly) for a Step-Up under the Income Boost GLWB and 1.95% annually (0.4875% quarterly) for a Step-Up under the Income Control GLWB of the Withdrawal Benefit Base at the end of each Contract Quarter.

If the GLWB terminates on any day except the last day of the Contract Quarter, we will deduct a proportionate amount of the fee to reflect the time elapsed between the first day of the current Contract Quarter and the day the GLWB terminates.

For more information about this charge, please see “The GLWB Fee.”

If you elect the GMAB, a quarterly fee will be deducted from the Contract Value on the last Valuation Period of each Contract Quarter (or proportionately when the GMAB terminates) as follows:

•	Armor Ten GMAB and Armor Seven GMAB - 1.00% (0.25% quarterly) of the GMAB Base.

The maximum amount of the charge is 1.50% annually (0.375% quarterly) of the GMAB Base for successive Terms.

If the GMAB terminates on any day except the last day of the Contract Quarter, we will deduct a proportionate amount of the fee to reflect the time elapsed between the first day of the current Contract Quarter and the day the GMAB terminates.

For more information about this charge, please see “The GMAB Fee.”

Charges for the Optional Death Benefits

If you elect either the HAV Death Benefit or the ROP Death Benefit, a quarterly fee will be deducted from the Contract Value on the last Valuation Period of each Contract Quarter (or proportionately when the optional death benefit terminates) as follows:

•	HAV Fee - 0.40% (0.10% quarterly) of the HAV Value.

•	ROP Fee - 0.20% (0.05% quarterly) of the ROP Value.

The annual HAV Fee Rate and annual ROP Fee Rate will not exceed 2.00% (0.50% quarterly) for future Contracts.

If the optional death benefit terminates on any day except the last day of the Contract Quarter, we will deduct a proportionate amount of the fee from the Contract Value to reflect the time elapsed between the first day of the current Contract Quarter and the day the optional death benefit terminates.

For more information about the calculation of these charges, please see “HAV Death Benefit” and “ROP Death Benefit.”

Premium Taxes

Some states and local jurisdictions impose a premium tax on us that is equal to a specified percentage of the Purchase Payments you make, or the Contract Value applied to the fixed Annuity Payment Option. In many states there is no premium tax. We believe that the amounts of applicable premium taxes currently range from 0% to 3.5%. In order to reimburse us for the premium tax we may pay on Purchase Payments, our policy is to deduct the amount of such taxes from the amount you apply to provide an annuity at the time of annuitization. We do not make any profit on the deductions we make to reimburse premium taxes.

Fund Charges

There are fees and expenses deducted from each Fund. These fees and expenses are described in the Fund prospectuses and related Statements of Additional Information. The MFS US Government Money Market Fund has the discretion to impose a liquidity fee on redemptions from the Fund and to implement a redemption gate that would temporarily suspend redemptions from the Fund. We will implement, administer and charge you for any such fee and restriction imposed by the Fund.

DESIGNATED INVESTMENT OPTIONS

(For the Income Control GLWB and the GMAB)

If you elect the Income Control GLWB or the GMAB, your Purchase Payments, if you do not participate in the DCA program, and your entire Contract Value must be allocated to Designated Investment Options only. The Income Control GLWB will terminate automatically if you do not comply with this requirement. If you elect the GMAB, you cannot transfer your Contract Value to a Subaccount that is not a Designated Investment Option.

The Designated Investment Options are a subset of the available Subaccounts. The current Designated Investment Options are: [To be provided by amendment]

You may transfer funds among the Designated Investment Options subject to the transfer provisions of your Contract. (See “Transfers Among the Subaccounts and the Fixed Account” and “Restrictions on Frequent Transfers.”)

If you request a partial withdrawal, you may specify the amount you want withdrawn from each Designated Investment Option. If you do not so specify, we will deduct the total amount you request pro-rata, from each Designated Investment Option.

We may make new Designated Investment Options available at any time. You may then allocate Purchase Payments or transfer Contract Value to the new Designated Investment Options.

We may close Designated Investment Options to new Purchase Payments at any time. To make an additional Purchase Payment or a transfer of Contract Value thereafter, you must change your instructions to exclude the closed Designated Investment Option. Your entire Contract Value will then be reallocated according to your new allocation instructions.

If the Contract Value allocated to the closed Designated Investment Option must move to a new Designated Investment Option, we will provide you with reasonable notice (generally 30 calendar days) prior to the effective date of such change to allow you to reallocate your Contract Value.

If you elect the GMAB, we will not remove any of the Designated Investment Options during an elected Term, unless the Designated Investment Option is no longer available as a Subaccount. We may make new Designated Investment Options available during a Term. After the Term End Date, we may change the Designated Investment Options in our sole discretion for a successive Term.

We limit the number and type of available Designated Investment Options and may also change the Designated Investment Options in our sole discretion to reduce our risk exposure in providing the guarantees associated with the Income Control GLWB and the GMAB. These limits and changes may reduce the rate of return on your investment. The Designated Investment Option requirements may reduce the likelihood that the Contract Value will be reduced to zero as a result of investment performance and that we will have to make payments under the AWA settlement option.

OPTIONAL LIVING BENEFITS

You should work with your financial professional to decide whether any optional benefits described below in the Optional Living Benefits and Optional Death Benefits sections are appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

THE GLWBs :

INCOME BOOST GLWB AND INCOME CONTROL GLWB

The GLWB allow you to withdraw a guaranteed amount of money each year, referred to as your Annual Withdrawal Amount or AWA, beginning on your Income Start Date. After the Income Start Date, the AWA payments continue until the death of any Owner if single-life coverage is elected except under spousal continuation, or until the death of both the Owner and the Owner’s spouse if joint-life coverage is elected. (See “Spousal Considerations—GLWB.”) Your right to take withdrawals under the GLWB continues regardless of the investment performance of the Designated Investment Options, provided that you comply with certain requirements. After your Income Start Date, the amount you can withdraw in any one Contract Year can range from 3.50% to 6.50% of your Withdrawal Benefit Base, depending on whether single- life or joint-life coverage was elected and, on your age, or the younger spouse’s age in case of joint-life coverage on the Income Start Date.

The GLWB may not be appropriate for all investors. Before purchasing a GLWB , you should carefully consider the following:

The GLWB may be appropriate for you if you are an investor that:

•	wants an opportunity for annual income to increase as you grow older.

•	wants a guaranteed stream of income for life without annuitizing, beginning on or after your Income Start Date.

•	wants the option of spousal joint-life coverage.

•	can defer withdrawals during your early Contract Years to increase your benefit in later years.

The GLWB may be inappropriate for you if you are an investor that:

•	anticipates the need for Excess Withdrawals or Early Withdrawals.

•	For the Income Control GLWB, wants to allocate to Subaccounts other than Designated Investment Options .

•	wants to make Purchase Payments in excess of the GLWB Maximum Annual Purchase Payment Amount.

•	wants to allocate to the Fixed Account

You may elect a GLWB, provided that:

•	all Owners and Annuitants are younger than age 81 on the Issue Date (in the case of a non-natural Owner, all Annuitants are younger than age 81 on the Issue Date); and

•	you limit the allocation of your Purchase Payments and Contract Value to the Subaccounts (and for Income Control GLWB to the Designated Investment Options).

After the first Contract Year, you may not make Purchase Payments that cause your total Purchase Payments for that Contract Year to exceed the GLWB Maximum Annual Purchase Payment Amount without our prior approval . Any Purchase Payment you submit in excess of the GLWB Maximum Annual Purchase Payment Amount without our prior approval will be deemed “not in Good Order” and returned to you.

If you elect the Income Control GLWB, your Contract Value must be invested in one or more of the Designated Investment Options at all times while the Income Control GLWB is in effect. (See “Termination of the GLWB”) The only Subaccounts that currently qualify as Designated Investment Options are listed in the section entitled “DESIGNATED INVESTMENT OPTIONS.”

Under the GLWBs, you have the option of choosing between single-life coverage and joint-life coverage. These options are described in greater detail under “GLWB Covered Person and Joint GLWB Covered Person.”

You may combine a GLWB with either the HAV Death Benefit or ROP Death Benefit.

On the Annuity Income Date, the GLWB, the HAV Death Benefit, and the ROP Death Benefit riders, if elected, automatically terminate.

If you or your spouse (if joint-coverage) has not begun to take AWA payments, your GLWB rider will automatically terminate on the Annuity Income Date, subject to the following terms : (1) if your Contract Value has been reduced to zero (other than as a result of an Early Withdrawal or an Excess Withdrawal), and your Withdrawal Benefit Base is greater than zero on the Annuity Income Date, you will receive your full AWA until you die under the AWA Settlement Option; or (2) if your Contract Value and Withdrawal Benefit Base is greater than zero on the Annuity Income Date, you may elect to receive any Annuity Payment Option, which will not be less than the AWA.

Determining Your Withdrawal Benefit Base

On the Issue Date, we set your Withdrawal Benefit Base equal to your initial Purchase Payment. Thereafter, your Withdrawal Benefit Base is:

•	increased by any additional Purchase Payments accepted by the Company;

•	increased by any Step-Ups or Bonus Amounts as described under “How the GLWB Works;”

•	decreased proportionally by any Early Withdrawals you take as described under “Withdrawals under the GLWB;” and

•	decreased proportionally by any Excess Withdrawals you take as described under “Withdrawals under the GLWB.”

Determining Your AWA

Your AWA is equal to your Withdrawal Benefit Base multiplied by your Lifetime Withdrawal Percentage.

Your AWA is first determined on your Income Start Date and then on each subsequent Contract Anniversary prior to the Annuity Income Date. The Lifetime Withdrawal Percentage is based on the age of the youngest GLWB Covered

Person on the Income Start Date and on the date of any subsequent Step-Up. The Lifetime Withdrawal Percentages applicable to Income Boost GLWB and Income Control GLWB are as follows:

Age on Your Income Start Date and any Subsequent Step-Up date*	Lifetime Withdrawal Percentage Single-Life Coverage		Lifetime Withdrawal Percentage Joint-Life Coverage
	Income Boost GLWB	Income Control GLWB	Income Boost GLWB	Income Control GLWB
<55	0.00%	0.00%	0.00%	0.00%
55-59	3.50%	4.00%	3.20%	3.60%
60-64	4.00%	4.50%	3.70%	4.10%
65-69	5.00%	5.50%	4.70%	5.10%
70-74	5.25%	5.75%	4.95%	5.35%
75-79	5.50%	6.00%	5.20%	5.60%
80-84	5.75%	6.25%	5.45%	5.85%
85+	6.00%	6.50%	5.70%	6.10%

*	If you elect joint-life coverage, the age ranges are based upon the age of the younger spouse as described under “GLWB Covered Person and Joint GLWB Covered Person.”

The Lifetime Withdrawal Percentages will not vary from the Lifetime Withdrawal Percentages disclosed in the Prospectus, or as disclosed in any Rate Sheet Supplement. Your Lifetime Withdrawal Percentage will only increase if your age at the time of the Step-Up coincides with a higher percentage as shown in the table above. (See “Step-Up Feature.”)

An increase in the Lifetime Withdrawal Percentage due to Step-Up may increase your AWA.

Your AWA equals your Withdrawal Benefit Base multiplied by your Lifetime Withdrawal Percentage. If your Withdrawal Benefit Base changes after your AWA is determined, your AWA will also change. The new AWA will be effective on the next Contract Anniversary and, at that time, will reflect any increases caused by any Purchase Payments or Step-Up during the prior Contract Year and any decreases caused by an Excess Withdrawal (described below) that were taken during the prior Contract Year. The new AWA will be in effect for all subsequent Contract Years, unless and until there is a further change in your Withdrawal Benefit Base.

Your AWA payments must be withdrawn under the AWA automatic withdrawal program. Under the AWA automatic withdrawal program, you will receive your AWA payments monthly. We reserve the right to select the day of the month that the AWA payments occur. We may make other periodic payment schedules available at our discretion.

How the GLWB Works

Beginning on your Income Start Date, you can take withdrawals each Contract Year totaling up to the amount of your AWA, subject to the terms and conditions discussed below. Even if your Contract Value is reduced to zero (other than as a result of an Early Withdrawal or an Excess Withdrawal), if your Withdrawal Benefit Base is greater than zero, you can withdraw your AWA every year until you die. AWAs will decrease your Contract Value and death benefits under the Contract. Early Withdrawals and Excess Withdrawals may significantly decrease, and even terminate, your benefits under the GLWB, including reducing your Contract Value to zero and thereby terminating your Contract without value and the GLWB. (See “Withdrawals Under the GLWB.”)

If you defer taking withdrawals during your early Contract Years, you may potentially take larger withdrawals in later Contract Years. Your AWA is not cumulative: any unused portion of your AWA in any Contract Year expires and cannot be applied to a future Contract Year.

Lifetime payments by us will be made when your Contract Value is depleted. If you take Early Withdrawals or Excess Withdrawals and/or do not satisfy other conditions of the GLWB, the guaranteed benefits of the GLWB will be reduced or eliminated.

If you allocate any Purchase Payment to the Fixed Account, other than participation in the DCA program, or transfer Contract Value to the Fixed Account, your GLWB will terminate automatically. In addition, if you elect Income Control GLWB and allocate any Purchase Payment or Contract Value to any Subaccount that is not a Designated Investment Option, your Income Control GLWB will terminate automatically. (See “Termination of the GLWB.”)

Step-Up Feature and Bonus Feature

The GLWBs provide a Step-Up Feature and a Bonus Feature that may increase the Withdrawal Benefit Base. We will determine eligibility for an increase to the Withdrawal Benefit Base under each of these two features on each Contract Anniversary prior to the Income Start Date. We will calculate two potential increases to the Withdrawal Benefit Base, one under the Step-Up Feature and the other under the Bonus Feature, if applicable, and then increase the Withdrawal Benefit Base by the higher of the two.

Income Boost GLWB

The new Withdrawal Benefit Base will be the greater of: (1) the highest adjusted quarterly Contract Value (the “HQ Contract Value”) as calculated under the Step-Up Feature; or (2) the current Withdrawal Benefit Base plus any Bonus Amount available under the Bonus Feature. Note that the HQ Contract Value is determined at the end of each Contract Quarter, not each calendar quarter.

Income Control GLWB

The new Withdrawal Benefit Base will be the greater of: (1) the Contract Value on the Contract Anniversary; or (2) the current Withdrawal Benefit Base plus any Bonus Amount available under the Bonus Feature.

For both the Income Boost GLWB and the Income Control GLWB, on the Income Start Date, we will calculate two potential increases to the Withdrawal Benefit Base, one under the Step-Up Feature and the other under the Bonus Feature, and then increase the Withdrawal Benefit Base by the higher of the two. The new Withdrawal Benefit Base will be the greater of: a) the Contract Value; or b) the current Withdrawal Benefit Base increased proportionally by any applicable Bonus Amount to reflect the number of days elapsed since the last Contract Anniversary. The Step-Up Feature continues in effect after the Income Start Date.

After the Income Start Date, we will continue to determine eligibility for a Step-Up on each Contract Anniversary prior to the Annuity Income Date, and at the end of the Valuation Period immediately preceding the Annuity Income Date. The Bonus Feature is not available after the Income Start Date.

Any increase in the Withdrawal Benefit Base is subject to the maximum Withdrawal Benefit Base of $5,000,000. For purposes of determining this limit, the Company reserves the right to aggregate the Withdrawal Benefit Base with the withdrawal benefit bases of all other variable annuity contracts owned by you that have been issued by us or our affiliates.

Step-Up Feature

Income Boost GLWB

On each Contract Anniversary prior to the Annuity Income Date, we will compare the current Withdrawal Benefit Base to the HQ Contract Value for the Contract Year just ended. The Withdrawal Benefit Base will be eligible for a Step-Up if the HQ Contract Value is higher than the current Withdrawal Benefit Base. If the Step-Up is applied, the Withdrawal Benefit Base will be increased to equal the HQ Contract Value. If the Step-Up is applied prior to the Income Start Date, then a new Bonus Period will start on the Step-Up Date, with a Bonus Base equal to the new Withdrawal Benefit Base.

To determine the HQ Contract Value for the Contract Year just ended, we first record the Contract Value at the end of each Contract Quarter during the prior Contract Year. We then increase each of these recorded quarter-end

Contract Values for each Purchase Payment made and decrease them for each partial withdrawal taken after the end of the applicable Contract Quarter. A partial withdrawal that is not an Early Withdrawal or an Excess Withdrawal will decrease the recorded quarter-end Contract Values by the amount of the withdrawal. Early Withdrawals and Excess Withdrawals will decrease the recorded quarter-end Contract Values proportionally in the same manner that the Withdrawal Benefit Base is decreased by such withdrawals. After all Purchase Payments and withdrawals are taken into account, the HQ Contract Value is set to the greatest of these four-adjusted quarter-end Contract Values.

Income Control GLWB

On each Contract Anniversary prior to the Annuity Income Date, we will compare the current Withdrawal Benefit Base to the Contract Value on the Contract Anniversary for the Contract Year just ended. The Withdrawal Benefit Base will be eligible for a Step-Up if the Contract Value on the Contract Anniversary is higher than the current Withdrawal Benefit Base. If the Step-Up is applied, the Withdrawal Benefit Base will be increased to equal the Contract Value. If the Step-Up is applied prior to the Income Start Date, and during the Bonus Period, then the Bonus Base will equal the new Withdrawal Benefit Base. There is only one Bonus Period which extends over ten Contract Years.

The GLWB will continue to be eligible for Step-Ups after the Income Start Date on each Contract Anniversary prior to the Annuity Income Date. Any Bonus Period will end on the Income Start Date.

If the Income Start Date is not a Contract Anniversary, we will compare the current Withdrawal Benefit Base to the Contract Value. The Withdrawal Benefit Base will then be adjusted to equal the Contract Value, if higher. During any Bonus Period, the new Withdrawal Benefit Base will be the higher of: a) the Contract Value; or b) the current Withdrawal Benefit Base plus a proportional Bonus Amount to reflect the number of days elapsed since the last Contract Anniversary.

When a Step-Up occurs, your Lifetime Withdrawal Percentage will increase if your age at the time of the Step-Up coincides with a higher Lifetime Withdrawal Percentage as shown in the table under “Determining Your AWA.”

We reserve the right to increase the annual GLWB Fee Rate when a Step-Up occurs. Any Step-Up will automatically occur unless an annual GLWB Fee Rate increase is applicable. If an annual GLWB Fee Rate increase is applicable, then we will send notice to you. If we receive your written consent to the rate increase prior to the end of the Contract Quarter immediately following the Contract Anniversary, the Step-Up will occur as of the Contract Anniversary. The increased annual GLWB Fee Rate will be applied on the last day of that Contract Quarter. If your consent is not timely received by us, the GLWB Fee increase will not apply, no Step-Up will occur, and no additional Step-Ups will be permitted in the future. The maximum annual GLWB Fee Rate for the GLWB when a Step-Up occurs is 2.50% (0.625% quarterly) for the Income Boost GLWB and 1.95% (0.4875% quarterly) for the Income Control GLWB of the Withdrawal Benefit Base at the end of each Contract Quarter.

The GLWB, including the Step-Up Feature, will terminate automatically on the Annuity Income Date, as described under “Optional Living Benefit: The GLWB.”

Bonus Feature

On each Contract Anniversary during a Bonus Period, we will calculate a Bonus Amount that may be added to the Withdrawal Benefit Base. The Bonus Amount will be equal to the current Bonus Base multiplied by the Bonus Rate. Currently, the Bonus Rate is 6.25% for the Income Boost GLWB and 7.00% for the Income Control GLWB. On each Contract Anniversary during a Bonus Period, the Withdrawal Benefit Base will be increased by the greater of a Step-Up, if any, as described above, or the Bonus Amount. In the event of a Step-Up, the Bonus Base will also be increased to equal the new Withdrawal Benefit Base.

For the Income Boost GLWB, a new Bonus Period will begin on any Step-Up Date prior to the Income Start Date . There is only one Bonus Period for the Income Control GLWB.

The Bonus Rate applicable to your Contract will not vary from the percentage disclosed in the Prospectus or as disclosed in any Rate Sheet Supplement.

The Bonus Base is not available for withdrawal, full surrender, as a death benefit, or for application to any Annuity Payment Option. For the Income Boost GLWB, after the Income Start Date, the Bonus Base is no longer calculated or maintained for any purpose. For the Income Control GLWB, the Bonus Base is no longer calculated or maintained for any purpose after the earlier of the Income Start Date and the 10th Contract Anniversary.

On the Issue Date, the Bonus Base is equal to the Withdrawal Benefit Base. During the Bonus Period, the Bonus Base is increased by any additional Purchase Payments and decreased proportionally for any Early Withdrawals in the same manner that the Withdrawal Benefit Base is decreased by such withdrawals. In the event of a Step-Up, the Bonus Base will also be increased to equal the new Withdrawal Benefit Base, and a new Bonus Period will begin on the Step-Up Date.

If the Income Start Date is not a Contract Anniversary, the Withdrawal Benefit Base will be increased to the greater of: a) the Contract Value, as described above; or b) the current Withdrawal Benefit Base plus a proportional Bonus Amount to reflect the number of days elapsed since the last Contract Anniversary.

Unless terminated earlier, the Bonus Feature terminates automatically on the Income Start Date, after the addition of any Bonus Amount to the Withdrawal Benefit Base.

Here is an example of how the Income Boost GLWB works.

Assume the following:

•	You are age 65 when your Contract is issued with a Purchase Payment of $100,000 and you elected the Income Boost GLWB.

•	Your Withdrawal Benefit Base and your Bonus Base are equal to your initial Purchase Payment of $100,000.

•	On your Income Start Date, you can withdraw your AWA each Contract Year without reducing your Withdrawal Benefit Base on or after the Income Start Date.

•

The investment performance of your Subaccounts equals Contract expenses, i.e., your Contract Value remains constant throughout the life of your Contract, except for Contract Years 2 and 14 (explained below).

•	During the Bonus Period, your Withdrawal Benefit Base will increase by your Bonus Amount each Contract Year in the Bonus Period.

•

Your Contract Value has grown to $125,000 by the beginning of Contract Year 3 due to positive investment performance of the Subaccounts. Your Contract is therefore eligible for an automatic Step-Up of its Withdrawal Benefit Base and Bonus Base.

•

The annual GLWB Fee Rate has not increased and therefore an automatic Step-Up will be applied to increase your Withdrawal Benefit Base and your Bonus Base to $125,000. Your new Bonus Base will be $125,000, and your Bonus Period will now end on your 12th Contract Anniversary (i.e., 10 years after the Step-Up).

•	No Bonus Amount is applied in Contract Years 13 or 14 as you are not in a Bonus Period.

•

Your Contract Value has grown to $225,000 by the beginning of Contract Year 15 due to positive investment performance of the Subaccounts in Contract Year 14. Your Contract is eligible for an automatic Step-Up of its Withdrawal Benefit Base to $225,000 and a new Bonus Period will begin.

•

You select your Income Start Date at age 83 on the first day of Contract Year 18 and you elect single-life coverage. Your Lifetime Withdrawal Percentage is 5.75%. Your AWA will be 5.75% of your Withdrawal Benefit Base. (If you selected joint-life coverage the numbers shown in the example could be different)

•

On the Income Start Date, your AWA is calculated by multiplying your Withdrawal Benefit Base by your Lifetime Withdrawal Percentage: $267,188 x 5.75%. Your AWA is $15,363. You can withdraw $15,363 each Contract Year after the Income Start Date without reducing your Withdrawal Benefit Base.

Your Income Start Date will depend upon your own situation. You should discuss your GLWB with your financial professional.

All values shown are as of the beginning of the Contract Year.

Contract Year	Contract Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
1	$100,000	$100,000	$100,000	n/a	$0
2	$100,000	$106,250	$100,000	n/a	$0
3	$125,000	$125,000	$125,000	n/a	$0
4	$125,000	$132,813	$125,000	n/a	$0
5	$125,000	$140,625	$125,000	n/a	$0
6	$125,000	$148,438	$125,000	n/a	$0
7	$125,000	$156,250	$125,000	n/a	$0
8	$125,000	$164,063	$125,000	n/a	$0
9	$125,000	$171,875	$125,000	n/a	$0
10	$125,000	$179,688	$125,000	n/a	$0
11	$125,000	$187,500	$125,000	n/a	$0
12	$125,000	$195,313	$125,000	n/a	$0
13	$125,000	$203,105	n/a	n/a	$0
14	$125,000	$203,105	n/a	n/a	$0
15	$225,000	$225,000	$225,000	n/a	$0
16	$225,000	$239,063	$225,000	n/a	$0
17	$225,000	$253,125	$225,000	n/a	$0
18	$225,000	$267,188	n/a	$15,363	$15,363
19	$209,637	$267,188	n/a	$15,363	$15,363
20	$194,274	$267,188	n/a	$15,363	$15,363
21	$178,911	$267,188	n/a	$15,363	$15,363
22	$163,548	$267,188	n/a	$15,363	$15,363

If a different Bonus Rate or Lifetime Withdrawal Percentage is applied, the numbers in the above example would be different.

Here is an example of how the Income Control GLWB works.

Assume the following:

•	You are age 65 when your Contract is issued with a Purchase Payment of $100,000 and you elected the Income Control GLWB

•	Your Withdrawal Benefit Base and your Bonus Base are equal to your initial Purchase Payment of $100,000.

•	On your Income Start Date, you can withdraw your Annual Withdrawal Amount (“AWA”) each Contract Year without reducing your Withdrawal Benefit Base on or after the Income Start Date.

•

The investment performance of your Designated Investment Options equals Contract expenses, i.e., your Contract Value remains constant throughout the life of your Contract, except for Contract Years 2 and 14 (explained below).

•	During the Bonus Period, your Withdrawal Benefit Base will increase by your Bonus Amount each Contract Year in the Bonus Period.

•

Your Contract Value has grown to $125,000 by the beginning of Contract Year 3 due to positive investment performance of the Designated Investment Options. Your Contract is therefore eligible for an automatic Step-Up of its Withdrawal Benefit Base.

•	The GLWB Fee Rate has not increased and therefore an automatic Step-Up will be applied to increase your Withdrawal Benefit Base.

•	No Bonus Amount is applied in Contract Years 11 and beyond as you are no longer in a Bonus Period.

•

Your Contract Value has grown to $225,000 by the beginning of Contract Year 15 due to positive investment performance of the Designated Investment Options in Contract Year 14. Your Contract is eligible for an automatic Step-Up of its Withdrawal Benefit Base to $225,000.

•

You select your Income Start Date at age 83 on the first day of Contract Year 18 and elect single-life coverage. Your Lifetime Withdrawal Percentage is 6.25%. Your AWA will be 6.25% of your Withdrawal Benefit Base. (If you selected joint-life coverage the numbers shown in the example could be different)

•

On the Income Start Date, your AWA is calculated by multiplying your Withdrawal Benefit Base by your Lifetime Withdrawal Percentage: $225,00 x 6.25%. Your AWA is $14,063. You can withdraw $14,063 each Contract Year after the Income Start Date without reducing your Withdrawal Benefit Base.

Your Income Start Date will depend upon your own situation. You should discuss your GLWB with your financial professional.

All values shown are as of the beginning of the Contract Year.

Contract Year	Contract Value	Withdrawal Benefit Base	Bonus Base	Annual Withdrawal Amount	Withdrawals
1	$100,000	$100,000	$100,000	n/a	$0
2	$100,000	$107,000	$100,000	n/a	$0
3	$125,000	$125,000	$125,000	n/a	$0
4	$125,000	$133,750	$125,000	n/a	$0
5	$125,000	$142,500	$125,000	n/a	$0
6	$125,000	$151,250	$125,000	n/a	$0
7	$125,000	$160,000	$125,000	n/a	$0
8	$125,000	$168,750	$125,000	n/a	$0
9	$125,000	$177,500	$125,000	n/a	$0
10	$125,000	$186,250	$125,000	n/a	$0
11	$125,000	$195,000	n/a	n/a	$0
12	$125,000	$195,000	n/a	n/a	$0
13	$125,000	$195,000	n/a	n/a	$0
14	$125,000	$195,000	n/a	n/a	$0
15	$225,000	$225,000	n/a	n/a	$0
16	$225,000	$225,000	n/a	n/a	$0
17	$225,000	$225,000	n/a	n/a	$0
18	$225,000	$225,000	n/a	$14,063	$14,063
19	$210,938	$225,000	n/a	$14,063	$14,063
20	$196,875	$225,000	n/a	$14,063	$14,063
21	$182,813	$225,000	n/a	$14,063	$14,063
22	$168,750	$225,000	n/a	$14,063	$14,063

If a different Bonus Rate or Lifetime Withdrawal Percentage is applied, the numbers in the above example would be different.

Delaying the Income Start Date has the potential to increase the future AWA due to the Bonus Amounts applied to the Withdrawal Benefit Base during the Bonus Period and the potential for a Step-up. Once you start taking your AWA, delaying or not taking subsequent AWAs will not increase your future AWA because any unused portion of your AWA in any Contract Year cannot increase your AWA in any future Contract Year.

The total amount paid under a GLWB will depend upon the Income Start Date, the age of the GLWB Covered Person(s) on the Income Start Date, the investment performance of the Subaccounts or Designated Investment Options and how long the GLWB Covered Person(s) live(s).

Withdrawals Under the GLWB

While the GLWB is in effect, you may choose which Subaccounts or Designated Investment Options from which a partial withdrawal will be deducted. If you do not choose, your partial withdrawal will be deducted pro rata from each Subaccount to which the Contract Value is allocated on the effective date of the withdrawal.

Withdrawals On or After the Income Start Date

Starting on your Income Start Date and continuing to your Annuity Income Date, you may take withdrawals totaling up to your AWA each Contract Year without reducing your Withdrawal Benefit Base. These withdrawals will reduce your Contract Value by the dollar amount of the withdrawal but will not change your Withdrawal Benefit Base. Withdrawals in any Contract Year are subject to a Withdrawal Charge only to the extent they are in excess of the greatest of:

•	the Free Withdrawal Amount permitted under the Contract (See “Free Withdrawal Amount” under “Withdrawal Charge.”)

•	your RMD Amount (subject to conditions discussed under “Tax Issues Under the GLWB”); and

•	your AWA.

Excess Withdrawals

After the Income Start Date, an Excess Withdrawal is the portion of cumulative withdrawals that exceeds the higher of the AWA and the RMD Amount in any Contract Year. Your Withdrawal Benefit Base and your AWA for each subsequent Contract Year will be reduced by an Excess Withdrawal. Excess Withdrawals could reduce your Withdrawal Benefit Base by more than the dollar amount of the Excess Withdrawals.

If you take an Excess Withdrawal, your Withdrawal Benefit Base will be reduced according to the following formula:

Your new Withdrawal Benefit Base	=	A x	(1 - (B/C))

Where:

	A	=	Your Withdrawal Benefit Base before the Excess Withdrawal.

	B	=	The amount of the Excess Withdrawal, including any Withdrawal Charge.

	C	=	Your Contract Value immediately prior to the Excess Withdrawal.

Excess Withdrawal Examples

Income Boost GLWB

Assume the facts in the example for the Income Boost GLWB except as follows:

•	You take two withdrawals in Contract Year 18: a $10,000 withdrawal and then an $8,000 withdrawal.

•	Your first withdrawal reduces your Contract Value to $215,000. It does not reduce your Withdrawal Benefit Base because it is not in excess of your AWA.

•	Your second withdrawal (when added to the first) is in excess of $15,363, which is the AWA. The amount of the Excess Withdrawal is $2,637 ($18,000-$15,363 = $2,637.)

After your second withdrawal, your Withdrawal Benefit Base will be reduced as follows:

Your New Withdrawal Benefit Base	=	$225,000	x	(1 - $2,637/$215,000)
	=	$225,000	x	(1 - 0.01227)
	=	$225,000	x	(0.98773)
	=	$222,239

Beginning on your next Contract Anniversary and going forward, your new AWA will be reduced to 5.75% of your new Withdrawal Benefit Base, or $12,779.

Income Control GLWB

Assume the facts in the example for the Income Control GLWB except for as follows:

•	You take two withdrawals in Contract Year 18: a $10,000 withdrawal and then an $8,000 withdrawal.

•	Your first withdrawal reduces your Contract Value to $215,000. It does not reduce your Withdrawal Benefit Base because it is not in excess of your AWA.

•	Your second withdrawal (when added to the first) is in excess of $14,063, which is the AWA. The amount of the Excess Withdrawal is $3,937 ($18,000-$14,063 = $3,937.)

After your second withdrawal, your Withdrawal Benefit Base will be reduced as follows:

Your New Withdrawal Benefit Base	=	$225,000	x	(1 - $3,937/$215,000)
	=	$225,000	x	(1 - 0.01831)
	=	$225,000	x	(0.98169)
	=	$220,880

Beginning on your next Contract Anniversary and going forward, your new AWA will be reduced to 6.25% of your new Withdrawal Benefit Base, or $13,805.

You should be aware that if your Contract Value is less than the Withdrawal Benefit Base at the time an Excess Withdrawal is taken (as in the above example), then your Withdrawal Benefit Base will be reduced by an amount equal to or more than the excess amount withdrawn. Thus, Excess Withdrawals taken in a down market could severely reduce your benefits under the GLWB, including reducing your Contract Value to zero and thereby terminating your Contract and benefits thereunder.

Early Withdrawals

Before the Income Start Date, any withdrawals, including RMD withdrawals and Free Withdrawal Amounts, are Early Withdrawals in any Contract Year. Accordingly, your Withdrawal Benefit Base and your Bonus Base will be reduced by Early Withdrawals. Your Withdrawal Benefit Base and your Bonus Base will be reduced by Early Withdrawals using the following formula:

Your new Bonus Base	=	A x	(1 – (B/C))

Your new Withdrawal Benefit Base	=	A x	(1 – (B/C))

Where:

	A	=	Your Bonus Base or Withdrawal Benefit Base before the Early Withdrawal.

	B	=	The amount of the Early Withdrawal, including any Withdrawal Charge

	C	=	Your Contract Value immediately prior to the Excess Withdrawal.

Early Withdrawal Examples

Income Boost GLWB

Using the facts in the example for the Income Boost GLWB, assume that in Contract Year 9, your Contract Value is $125,000 and you withdraw $10,000. This withdrawal is an Early Withdrawal and reduces your Withdrawal Benefit Base and Bonus Base as follows:

Your New Bonus Base =	=	$125,000	x	(1 - $10,000/$125,000)
	=	$125,000	x	(1 - 0.08)
	=	$125,000	x	(0.92)
	=	$115,000

Your New Withdrawal Benefit Base =	=	$171,875	x	(1 - $10,000/$125,000)
	=	$171,875	x	(1 - 0.08)
	=	$171,875	x	(0.92)
	=	$158,125

In the above example, your AWA is not payable because you have not elected your Income Start Date.

If a different Bonus Rate or Lifetime Withdrawal Percentage is applied, the numbers shown in the above example would be different.

Early Withdrawals could reduce your Withdrawal Benefit Base by more than the dollar amount of the Early Withdrawals.

Early Withdrawals could severely reduce, and even terminate, your benefits under the GLWB, including reducing your Contract Value to zero and thereby terminating your Contract and all benefits thereunder.

In addition to reducing your benefits under the GLWB, any withdrawal before you reach age 59 1/2 could result in adverse state and federal tax consequences. You should consult a qualified tax professional for more information.

Income Control GLWB

Using the facts in the example for the Income Control GLWB above, assume that in Contract Year 9, your Contract Value is $125,000 and you withdraw $10,000. This withdrawal is an Early Withdrawal and reduces your Withdrawal Benefit Base and Bonus Base as follows:

Your New Bonus Base =	=	$125,000	x	(1 - $10,000/$125,000)
	=	$125,000	x	(1 - 0.08)
	=	$125,000	x	(0.92)
	=	$115,000

Your New Withdrawal Benefit Base =	=	$177,500	x	(1 - $10,000/$125,000)
	=	$177,500	x	(1 - 0.08)
	=	$177,500	x	(0.92)
	=	$163,300

In the above example, your AWA is not payable because you have not elected your Income Start Date.

If a different Bonus Rate or Lifetime Withdrawal Percentage is applied, the numbers shown in the above example would be different.

Early Withdrawals could reduce your Withdrawal Benefit Base by more than the dollar amount of the Early Withdrawals.

Early Withdrawals could severely reduce, and even terminate, your benefits under the GLWB, including reducing your Contract Value to zero and thereby terminating your Contract and all benefits thereunder.

In addition to reducing your benefits under the GLWB, any withdrawal before you reach age 59 1/2 could result in adverse state and federal tax consequences. You should consult a qualified tax professional for more information.

Depleting Your Contract Value

If your Contract Value is reduced to zero immediately following an Early Withdrawal or an Excess Withdrawal, then your Withdrawal Benefit Base and the Bonus Base will each also be reduced to zero and your Contract and all benefits thereunder will terminate.

If, on the other hand, your Contract Value is reduced to zero through any combination of negative investment performance of the Subaccounts, Contract charges, and withdrawals other than Early Withdrawals or Excess Withdrawals, your Withdrawal Benefit Base will not be reduced, although no further Bonus Amounts or Step-Ups will apply. All rights and benefits under the Contract will terminate except for the right to receive future payments under the GLWB. Regardless of your age on the day the Contract Value is reduced to zero, the GLWB Covered Person or the surviving GLWB Covered Person will be entitled to receive the AWA each year under the AWA settlement option.

The GLWB Fee

The GLWB Fee is deducted from the Contract Value on the last Valuation Period of each Contract Quarter. The GLWB Fee is calculated by dividing the annual GLWB Fee Rate by four and then multiplying by the Withdrawal Benefit Base. The annual GLWB Fee Rate, currently 1.50% (0.375% quarterly) of your Withdrawal Benefit Base for the Income Boost GLWB and 1.25% (0.3125% quarterly) of your Withdrawal Benefit Base for the Income Control GLWB , will not exceed the maximum annual GLWB Fee Rate of 2.50% (0.625% quarterly) for Income Boost GLWB and 1.95% (0.4875% quarterly) for Income Control GLWB. On the last day of the final Contract Quarter in any Contract Year, the Withdrawal Benefit Base for the purpose of calculating the GLWB Fee will include any Step-Up or Bonus Amount that is added to the Withdrawal Benefit Base on the Contract Anniversary. The GLWB Fee is deducted pro-rata from each Subaccount to which the Contract Value is allocated on the last day of each Contract Quarter. If the GLWB terminates on any day except the last day of the Contract Quarter, we will deduct a proportional amount of the GLWB Fee to reflect the time elapsed between the first day of the current Contract Quarter and the day the GLWB terminates. After the GLWB is terminated, the GLWB Fee is also terminated.

The Company reserves the right to increase the annual GLWB Fee Rate up to the maximum annual GLWB Fee Rate. (See “Step-Up Feature.”)

Your GLWB Fee will not change during a Contract Year, unless you take one of the following specific actions:

•

If you make additional Purchase Payments during the Contract Year, you will increase your Withdrawal Benefit Base and thus your GLWB Fee, because your GLWB Fee is calculated as a percentage of your Withdrawal Benefit Base.

•

If you make an Early Withdrawal or an Excess Withdrawal, you will decrease your Withdrawal Benefit Base and thus your GLWB Fee, because your GLWB Fee is calculated as a percentage of your Withdrawal Benefit Base.

We will continue to deduct the GLWB Fee until the earliest of your Annuity Income Date, the date on which your Contract Value reduces to zero, or your GLWB is terminated. (See “Termination of the GLWB.”) The GLWB Fee Rate will not vary from the GLWB Fee Rate disclosed in the Prospectus or as disclosed in any Rate Sheet Supplement.

GLWB Covered Person and Joint GLWB Covered Person

Eligibility to be the GLWB Covered Person or Joint GLWB Covered Person and elect joint-life coverage is based on the Contract’s ownership on the Income Start Date.

An Owner that is not a natural person must name an Annuitant as the GLWB Covered Person for single-life coverage. To elect joint-life coverage:

•	The Annuitant(s) must be the GLWB Covered Person or the Joint GLWB Covered Person;

•	The GLWB Covered Person and the Joint GLWB Covered Person must be spouses recognized as such under federal tax laws;

•	The GLWB Covered Person will be the younger of the spouses; and

•	The Annuitant’s spouse must be the sole Beneficiary under the Contract.

An individual Owner, who is a natural person, must also be the GLWB Covered Person if he or she elects single-life coverage.

If an individual Owner elects joint-life coverage:

•	The GLWB Covered Person and the Joint GLWB Covered Person must be spouses recognized as such under federal tax laws;

•	The Owner must be either the GLWB Covered Person or the Joint GLWB Covered Person;

•	The GLWB Covered Person will be the younger of the spouses; and

•	The Owner’s spouse must be the sole Beneficiary under the Contract.

The Contract may have two Owners who are spouses recognized as such under federal tax laws. In this circumstance, the two Owners may elect:

•	Single-life coverage with the younger Owner named as the GLWB Covered Person; or

•	Joint-life coverage with the younger Owner as the GLWB Covered Person and the other Owner as the Joint GLWB Covered Person.

Since the younger spouse must be at least age 55 on the Income Start Date, you should carefully consider whether joint-life coverage is an appropriate choice in light of the possibility of a longer waiting period before withdrawals under the GLWB can be made.

If the Owner is not a natural person and the Annuitant marries prior to the Income Start Date, then subject to our approval, the Annuitant’s spouse may be added to the Contract as an Annuitant and may then be eligible to be a GLWB Covered Person or Joint GLWB Covered Person. If the Owner is a natural person and the Owner marries prior to the Income Start Date, the Owner’s spouse may be added to the Contract as an Owner, as an Owner and Annuitant, or as the sole Beneficiary, and will then be a GLWB Covered Person or Joint GLWB Covered Person.

Effect of Divorce on the GLWB

The divorce of an Owner may affect the status of the GLWB.

Prior to the Income Start Date:

If divorce occurs prior to the Income Start Date, then the GLWB will be available with single-life coverage based on the GLWB Covered Person on the Income Start Date. If the Owner subsequently remarries, the GLWB will also be available with joint-life coverage based on the GLWB Covered Person and the Joint GLWB Covered Person on the Income Start Date

On or after the Income Start Date with single-life coverage:

If divorce occurs on or after the Income Start Date, the GLWB will remain in force as long as the GLWB Covered Person remains an Owner of the Contract and all other GLWB requirements continue to be met.

On or after the Income Start Date with joint-life coverage:

If divorce occurs on or after the Income Start Date and the GLWB Covered Person and Joint GLWB Covered Person are no longer spouses, the GLWB will remain in force with single-life coverage as long as the GLWB Covered Person or Joint GLWB Covered Person remains an Owner of the Contract and all other GLWB requirements continue to be met. The Lifetime Withdrawal Percentage will not change and the GLWB will terminate upon the death of any Owner.

You may remove an Owner from the Contract upon divorce. If an Owner is removed, the remaining/new Owner becomes the GLWB Covered Person. The Lifetime Withdrawal Percentage will not change and the GLWB will terminate upon the death of the Owner.

Division of the Contract:

In the event of a divorce, if there is a court order, property settlement agreement or other document requiring the division, transfer, or split of the Contract, such division, transfer, or split will be considered a withdrawal for all purposes under the Contract and as such may adversely affect the benefits available under the GLWB. If the withdrawal occurs prior to the Income Start Date, it will be considered an Early Withdrawal. If the withdrawal occurs on or after the Income Start Date and exceeds the AWA, the amount of the excess will be considered an Excess Withdrawal.

Death of Owner

The GLWB terminates on the Death Benefit Date unless:

An Owner dies before the Income Start Date and the surviving spouse, as sole Beneficiary under the Contract, elects to continue the GLWB along with the Contract instead of receiving the death benefit proceeds.

If an Owner who is the GLWB Covered Person or Joint GLWB Covered Person dies after the Income Start Date, and joint-life income was elected, then the spouse, as sole Beneficiary under the Contract, can continue the GLWB and the Contract and continue to receive the AWA for the rest of his or her life.

If the Owner is not a natural person, the death of an Annuitant is treated as the death of the Owner. In this case, if the Contract is eligible for spousal continuation under federal tax laws, then the GLWB may continue as follows:

1.	If an Annuitant dies before the Income Start Date, the surviving spouse may continue the GLWB along with the Contract; or

2.

If an Annuitant who is the GLWB Covered Person or Joint GLWB Covered Person dies after the Income Start Date, and joint-life income was elected, then the surviving spouse can continue the GLWB and the Contract and continue to receive the AWA for the rest of his or her life.

In order to ensure that the AWA continues after the death of an Owner, you must elect a joint-life coverage on the Income Start Date and the GLWB Covered Person and the Joint GLWB Covered Person must be spouses to preserve the availability of the GLWB after the death of an Owner. In addition, the spouses must be joint Owners, or the spouse of the Owner must be the sole Beneficiary.

The right to continue the GLWB upon spousal continuation of the Contract may be exercised only once. If the surviving spouse remarries and then dies, the Contract may be continued by the spouse if he or she is the sole Beneficiary, but the GLWB may not be continued.

Spousal Considerations - GLWB

Death of the GLWB Covered Person with Single-Life Coverage

If you elect single-life coverage on the Income Start Date, the GLWB terminates on the death of the GLWB Covered Person and the Beneficiary may elect to exercise any of the available options under the death benefit provisions of the Contract.

Note that single-life coverage may be inappropriate for Joint Owners that are spouses, because the GLWB will end if the GLWB Covered Person dies after the Income Start Date. Note also that Beneficiaries who are not spouses cannot continue the Contract or the GLWB under the Contract. (See “Spousal Considerations—GLWB.”)

Death of the GLWB Covered Person with Joint-Life Coverage

We do not permit the election of the joint-life coverage unless the GLWB Covered Persons are spouses recognized as such under federal tax laws on the Income Start Date.

If you elect joint-life coverage on the Income Start Date and a spouse dies, the GLWB will continue, provided that the surviving spouse, as the sole primary Beneficiary, continues the Contract. In such case:

•	No death benefit will be paid until the surviving spouse’s subsequent death;

•

The Withdrawal Benefit Base and the Bonus Base will remain unchanged (in the absence of subsequent Purchase Payments during the first three Contract Years and Withdrawals) until the next Contract Anniversary when a Step-Up could apply due to an increase in Contract Value (See “Step-Up Feature.”);

•	If AWA withdrawals have not begun before the spouse dies, the Lifetime Withdrawal Percentage will be based on the age the younger spouse attains (or would have attained) on the Income Start Date; and

•	If AWA withdrawals under the GLWB have already begun, the Lifetime Withdrawal Percentage will be the Lifetime Withdrawal Percentage that applied to the Contract prior to the death of the spouse.

At the death of the surviving spouse, the GLWB will terminate.

If you selected joint-life coverage and your surviving spouse does not continue the Contract, he or she may elect any available option under the death benefit provisions of the Contract.

Annuitization Under the GLWB

Under the terms of the GLWB, if your Contract Value is greater than zero on your Annuity Income Date, you may elect:

(1)	to surrender your Contract and receive your Surrender Value, or

(2)	to apply your Contract Value, less any applicable premium taxes and similar taxes, to anyone of the then currently available Annuity Payment Options, or

(3)	the AWA settlement option.

If you make no election and you elected single-life coverage, we will apply your Contract Value, less any applicable premium tax or similar tax, to a Life Annuity with a 10-Year Period Certain with an annualized annuity payment of not less than your then current AWA. If joint-life coverage is in effect, we will annuitize your remaining Contract Value with joint-life coverage and an annualized annuity payment of not less than your then current AWA.

If your Contract Value has been reduced to zero (other than as a result of an Early Withdrawal or an Excess Withdrawal), and your Withdrawal Benefit Base is greater than zero on or before your Annuity Income Date, you will receive your full AWA until you die under the AWA Settlement Option. (See “Withdrawals under the GLWB” and “Annuitization under the GLWB.”) “Depleting Your Contract Value” and “AWA Settlement Option.”

AWA Settlement Option

You may elect the AWA settlement option after the Income Start Date and prior to the Maximum Annuity Income Date.

At the end of the Valuation Period immediately preceding the Annuity Income Date, if the Contract Value is higher than the Withdrawal Benefit Base, the Withdrawal Benefit Base will then be adjusted to equal the higher Contract

Value. The payments under the AWA settlement option will then be calculated based on the higher Withdrawal Benefit Base.

The AWA settlement option will be applied automatically if your Contract Value is reduced to zero prior to the Annuity Income Date for any reason other than an Early Withdrawal or an Excess Withdrawal. In that event, all rights and benefits under the Contract will terminate except for the right to receive future payments under the AWA settlement option.

In either case, any remaining AWA payments for the current Contract Year will be distributed as a lump sum. The AWA settlement option will then go into effect on the next Contract Anniversary, and we will convert your right to withdraw the AWA into automatic monthly payments.

The AWA settlement option provides automatic monthly payments equal to the most-recently calculated AWA divided by 12 for each Contract Year during the life of the GLWB Covered Person or, if joint-life coverage has been elected, for the lifetime of the last survivor of the GLWB Covered Person and the Joint GLWB Covered Person.

Payments under the AWA settlement option will only be made monthly. We will not accept any additional Purchase Payments after the AWA settlement option goes into effect.

Termination of the GLWB

The GLWB will terminate immediately upon the occurrence of the earliest of:

•	The date we approve your request to terminate the GLWB;

•	The date of any transfer of Contract Value or allocation of Purchase Payments to the Fixed Account;

•	For the Income Control GLWB, the date of any transfer of Contract Value or allocation of Purchase Payments other than to Designated Investment Options;

•	The date the Withdrawal Benefit Base is reduced to zero as a result of an Early Withdrawal or Excess Withdrawal;

•	An ownership change that has the effect of changing the GLWB Covered Person(s) except as described above in the “Effect of Divorce on the GLWB” and “Death of Owner” provisions;

•	The Annuity Income Date*; or

•	Termination of the Contract.

*	Note that the Maximum Annuity Income Date permitted under the Contract is the first day of the month following the Annuitant’s 100th birthday. (See “Your Annuity Income Date.”)

Tax Issues Under the GLWB

Certain state and federal tax provisions may be important to you in connection with the GLWB. It is not clear whether withdrawals after the Income Start Date while the Contract Value is greater than zero will be taxed as withdrawals or as annuity payments. This is significant for Non-Qualified Contracts because withdrawals are taxed less favorably than are annuity payments. In view of this uncertainty, we intend to adopt a conservative approach and treat such payments as withdrawals for tax purposes. We intend to treat payments under the GLWB after the Contract Value is zero as annuity payments for tax purposes.

A Qualified Contract other than a Roth IRA is subject to certain required minimum distribution (RMD) provisions imposed by the Code and IRS regulations. These RMD provisions require that an amount be distributed from your IRA each year. If you were born before July 1, 1949, your required beginning date is April 1 of the calendar year following the calendar year in which you reach age 70 1⁄2. If you were born on or after July 1, 1949, your required beginning date is April 1 of the calendar year following the calendar year in which you reach age 72. For non-IRAs, distributions must begin no later than April 1 of the calendar year following the year in which you attain the applicable age or the date of retirement instead of age 72 if it is later. For that year, and each succeeding year, a distribution must be made on or before December 31. Your failure to withdraw your yearly RMD Amount from your IRA could result in adverse tax treatment. We determine a yearly RMD Amount for your Contract only, and not for your other tax-qualified investments. We will notify you of the RMD Amount for your Contract in January of each year.

After the Income Start Date, the GLWB permits you to withdraw your RMD Amount each year without reducing your Withdrawal Benefit Base. RMD Amounts withdrawn prior to the Income Start Date are considered Early Withdrawals that will reduce the Withdrawal Benefit Base and the Bonus Base proportionally as the RMD Amounts reduce the Contract Value dollar-for-dollar.

Currently, any withdrawal in excess of the AWA that is taken to satisfy the RMD Amounts will not be treated as an Excess Withdrawal if the withdrawal is taken after the Income Start Date. However, if there is any material change to the current Code or IRS regulations governing the timing or determination of RMD Amounts, then we reserve the right to treat any withdrawal greater than the AWA as an Excess Withdrawal which may significantly reduce the Withdrawal Benefit Base. (See “U.S. Federal Income Tax Provisions.”)

The GMAB:

ARMOR TEN GMAB AND ARMOR SEVEN GMAB

The GMAB provides investment protection to you by minimizing investment losses in a down market. You may elect the GMAB on or before the Issue Date. Currently, the Company offers the Armor Ten GMAB (ten-year) and the Armor Seven GMAB (seven-year). We may offer additional Terms in the future.

The GMAB guarantees minimum accumulation benefit on the Term End Date equal to the sum of (1) Purchase Payments received during the first 90 days of the initial Term multiplied by the applicable GMAB Factor; and (2) additional Purchase Payments during the initial Term, multiplied by the applicable GMAB Subsequent Purchase Payment Adjustment Factor and GMAB Factor; as adjusted by partial withdrawals. For successive Terms, if elected, we guarantee the sum of (1) Contract Value on the Term Start Date multiplied by the applicable GMAB Factor; and (2) additional Purchase Payments during the Term, multiplied by the applicable GMAB Subsequent Purchase Payment Adjustment Factor and GMAB Factor; as adjusted by partial withdrawals.

The guaranteed minimum accumulation benefit is known as the GMAB Base. If, on the Term End Date, the Contract Value is less than the GMAB Base, the Company will add an additional amount, known as the GMAB Credit, to the Contract Value.

If you elect the GMAB, your Contract Value must be invested in one or more of the Designated Investment Options at all times while the rider is in effect. The only Subaccounts that currently qualify as Designated Investment Options are listed in the section entitled “DESIGNATED INVESTMENT OPTIONS.” Transfers of Contract Value to Subaccounts that are not Designated Investment Options and to the Fixed Account are not permitted while the GMAB is in effect. Allocation of Purchase Payments to the Fixed Account is only permitted under the DCA program.

How the GMAB Works

On the Issue Date, the GMAB Base is equal to the Purchase Payments received during the first 90 days of the initial Term multiplied by the GMAB Factor. The GMAB Factor varies based on the length of the Term elected. Currently the GMAB Factors are as follows:

•	105% for the Armor Ten GMAB

•	95% for the Armor Seven GMAB

On the Term Start Date of a successive Term, the GMAB Base is equal to the Contract Value multiplied by the GMAB Factor.

After the Term Start Date, the GMAB Base is:

•	increased by any Purchase Payment received by the Company in a Valuation Period, adjusted by the GMAB Subsequent Purchase Payment Adjustment Factor and the GMAB Factor, as described below; and

•	decreased proportionally by any partial withdrawal.

The GMAB Factor will not vary from the GMAB Factor disclosed in the Prospectus or as disclosed in any Rate Sheet.

Additional Purchase Payments

Purchase Payments received during the first 90 days of the initial Term, will be multiplied by the applicable GMAB Factor and added to the GMAB Base.

Purchase Payments received after the first 90 days of the initial Term or after the Term Start Date of a successive Term will be multiplied by an adjustment factor known as the GMAB Subsequent Purchase Payment Adjustment Factor and the applicable GMAB Factor. As a result, the GMAB Base will increase by an amount less than the value of the additional Purchase Payment. The increase in the GMAB Base is equal to:

A x B x C

Where:

•	A is the amount of the subsequent Purchase Payment;

•	B is the applicable GMAB Subsequent Purchase Payment Adjustment Factor;

•	C is the GMAB Factor.

The current adjustment factors for the Armor Ten GMAB are:

Completed Years of Term at time Purchase Payment is received	GMAB Subsequent Purchase Payment Adjustment Factor
0	90%
1	80%
2	70%
3	60%
4	50%
5	50%
6	50%
7	50%
8	50%
9	50%

The current adjustment factors for the Armor Seven GMAB are:

Completed Years of Term at time Purchase Payment is received	GMAB Purchase Payment Adjustment Factor
0	85%
1	70%
2	60%
3	50%
4	50%
5	50%
6	50%

The GMAB Subsequent Purchase Payment Adjustment Factors will not vary from the GMAB Subsequent Purchase Payment Adjustment Factors disclosed in the Prospectus or as disclosed in any Rate Sheet.

GMAB Credit

The GMAB Credit is equal to:

•	The GMAB Base on the Term End Date; minus

•	The Contract Value on the Term End Date.

On the Term End Date, if the GMAB Base is higher than the Contract Value, the Company will add the GMAB Credit to the Contract Value. The GMAB Credit will be allocated in the same manner described for additional Purchase Payments (See “Allocation of Purchase Payments.”) If the GMAB Base is less than or equal to the Contract Value on the Term End Date, there will be no GMAB Credit.

Any additional amount added to the Contract Value under the GMAB will be considered earnings.

Successive Terms

Prior to the end of each Term, you may elect to continue the GMAB by selecting a successive Term made available by the Company. We will provide you with a notice showing the available Terms and their applicable Designated Investment Options, GMAB Factor, GMAB Subsequent Purchase Payment Adjustment Factors and the annual GMAB Fee Rate. To begin a successive Term, you must provide us with your election by the deadline established in the notice. If your Contract Value is allocated to Subaccounts that are not Designated Investment Options for the successive Term, you must provide a transfer request, effective on the Term Start Date of the successive Term, such that your entire Contract Value is allocated to the Designated Investment Options for that Term. You may provide your election by submitting a Written Request on our form or, in our discretion, by other means acceptable to us, which may include notice by telephone or by electronic submission through our website.

If you do not provide us with your election by the deadline established in the notice, the GMAB will terminate and you will not be able to elect a future successive Term.

The GMAB Fee

The GMAB Fee is deducted from the Contract Value on the last Valuation Period of each Contract Quarter. The GMAB Fee is calculated by dividing the annual GMAB Fee Rate by four and then multiplying by the GMAB Base. The annual GMAB Fee Rate is currently 1.00% (0.25% quarterly) of your GMAB Base. The GMAB Fee Rate will not exceed the maximum annual GMAB Fee Rate of 1.50% (0.375% quarterly). The GMAB Fee is deducted pro-rata from each Subaccount (Designated Investment Options) to which the Contract Value is allocated on the last day of each Contract Quarter. If the GMAB terminates on any day except the last day of the Contract Quarter, we will deduct a proportional amount of the GMAB Fee to reflect the time elapsed between the first day of the current Contract Quarter and the day the GMAB terminates. After the GMAB is terminated, the GMAB Fee also terminates.

The Company reserves the right to increase the annual GMAB Fee Rate up to the maximum annual GMAB Fee Rate for successive Terms.

Your GMAB Fee will not change during a Contract Year, unless you take one of the following specific actions:

•	If you make additional Purchase Payments during the Contract Year, you will increase your GMAB Base and thus your GMAB Fee, because your GMAB Fee is calculated as a percentage of your GMAB Base.

•	If you make a partial withdrawal, you will decrease your GMAB Base and thus your GMAB Fee, because your GMAB Fee is calculated as a percentage of your GMAB Base.

We will continue to deduct the GMAB Fee until the earliest of your Annuity Income Date or the date your GMAB is terminated. (See “Termination of the GMAB.”) The GMAB may not be voluntarily terminated by the Owner, unless the Owner surrenders the Contract.

The annual GMAB Fee Rate will not vary from the annual GMAB Fee Rate disclosed in the Prospectus or as disclosed in any Rate Sheet.

Partial Withdrawals

If any withdrawals are made during the Term, each withdrawal will reduce the GMAB Base in the same proportion as the Contract Value is reduced by the withdrawal. The reduction in the GMAB Base may be more than the amount of the withdrawal.

A withdrawal will reduce your GMAB Base such that the GMAB Base after the withdrawal is equal to:

A x    (1 - (B/C))

Where:

•	A is the GMAB Base before the withdrawal;

•	B is the amount of the withdrawal including any Withdrawal Charges; and

•	C is the Contract Value before the withdrawal.

Withdrawals could severely reduce, and even terminate, your benefits under the GMAB, including reducing your Contract Value to zero and thereby terminating your Contract and all benefits thereunder.

In addition to reducing your benefits under the GMAB, any withdrawal before you reach age 591/2 could result in adverse state and federal tax consequences. You should consult a qualified tax professional for more information.

GMAB Example

Assume the following:

•	You are age 65 when your Contract is issued with a Purchase Payment of $100,000 and you elect the GMAB with the Seven-Year Term. The GMAB Factor is 95%.

•	Your GMAB Base is equal to your initial Purchase Payment of $100,000 multiplied by the GMAB Factor of 95% equals $95,000.

•	An additional Purchase Payment of $20,000 is received in the first 90 days of the initial Term.

•

The investment performance of your Designated Investment Options equals Contract expenses, i.e. your Contract Value remains constant for investment performance for all Contract Years except Contract Year 3 where negative investment performance reduces the Contract Value from $120,000 to $80,000.

•	An additional Purchase Payment of $10,000 is received in Contract Year 4.

•	A partial withdrawal of $40,000 is taken in Contract Year 6, which includes any Withdrawal Charges.

Contract Value and GMAB Base are as of the beginning of the Contract Year, Premiums and Withdrawals are the year of transaction.

Contract Year	Contract Value	GMAB Base	Purchase Payments (Initial and Subsequent)	Withdrawals
1	$100,000	$95,000	$120,000	$0
2	$120,000	$114,000	$0	$0
3	$120,000	$114,000	$0	$0
4	$80,000	$114,000	$10,000	$0
5	$90,000	$118,750	$0	$0
6	$90,000	$118,750	$0	$40,000
7	$50,000	$65,972	$0	$0

Contract Year	Contract Value	GMAB Base	Purchase Payments (Initial and Subsequent)	Withdrawals
8	$65,972	$62,673	$0	$0
9	$65,972	$62,673	$0	$0
10	$65,972	$62,673	$0	$0
11	$65,972	$62,673	$0	$0
12	$65,972	$62,673	$0	$0

At the end of the 7th Contract Year, the GMAB Credit is equal to $15,972 which is applied to the Contract Value. For the purpose of this example, assume a successive 7-Year-Term is selected with a corresponding GMAB Factor of 95%. The GMAB Base for the successive term is 95% of the Contract Value at the beginning of the new term or $62,673. The GMAB Factor for a successive Term may be less than the GMAB Factor for the previous Term. If a successive Term is not selected, the GMAB terminates after the GMAB Credit is applied.

Assume the following:

•	You are age 65 when your Contract is issued with a Purchase Payment of $100,000 and you elect the GMAB with the Ten-Year Term. The GMAB Factor is 105%.

•	Your GMAB Base is equal to your initial Purchase Payment of $100,000 multiplied by the GMAB Factor of 105% equals $105,000.

•	An additional Purchase Payment of $20,000 is received in the first 90 days of the initial Term.

•

The investment performance of your Designated Investment Options equals Contract expenses, i.e. your Contract Value remains constant for investment performance for all Contract Years except Contract Year 3 where negative investment performance reduces the Contract Value from $120,000 to $80,000.

•	An additional Purchase Payment of $10,000 is received in Contract Year 4.

•	A partial withdrawal of $40,000 is taken in Contract Year 6, which includes any Withdrawal Charges.

Contract Value and GMAB Base are as of the beginning of the Contract Year, Premiums and Withdrawals are the year of transaction.

Contract Year	Contract Value	GMAB Base	Purchase Payments (Initial and Subsequent)	Withdrawals
1	$100,000	$105,000	$120,000	$0
2	$120,000	$126,000	$0	$0
3	$120,000	$126,000	$0	$0
4	$80,000	$126,000	$10,000	$0
5	$90,000	$132,300	$0	$0
6	$90,000	$132,300	$0	$40,000
7	$50,000	$73,500	$0	$0
8	$50,000	$73,500	$0	$0
9	$50,000	$73,500	$0	$0
10	$50,000	$73,500	$0	$0
11	$73,500	$77,175	$0	$0
12	$73,500	$77,175	$0	$0

At the end of the 10th Contract Year, the GMAB Credit is equal to $23,500 which is applied to the Contract Value. For the purpose of this example, assume a successive 10-Year-Term is selected with a corresponding GMAB Factor of 105%. The GMAB Base for the successive term is 105% of the Contract Value at the beginning of the new term or $77,175. The GMAB Factor for a successive Term may be less than the GMAB Factor for the previous Term. If a successive Term is not selected, the GMAB terminates after the GMAB Credit is applied.

Death of Owner

If the sole designated Beneficiary is the surviving spouse of a deceased Owner, the spouse can elect to continue the Contract and the GMAB in the spouse’s own name as Owner.

Spousal Considerations

You may remove a Joint Owner from the Contract upon divorce. If an Owner is removed, the remaining/new Owner may continue the remaining GMAB Term, subject to the termination provisions of the GMAB. If there is a court order, property settlement agreement or other document requiring the division, transfer, or split of the Contract, such division, transfer, or split will be considered a withdrawal for all purposes under the Contract and as such may adversely affect the benefits available under the GMAB.

Termination of the GMAB

The GMAB will terminate immediately upon the occurrence of the earliest of:

•	The Term End Date, after the calculation and crediting of GMAB Credit, if any, unless the Owner elects to begin a successive Term;

•	The Annuity Income Date under the Contract; or

•	Termination of the Contract.

If the GMAB is terminated for any reason prior to a Term End Date, there will be no GMAB Credit.

The GMAB may not be voluntarily terminated by the Owner, unless the Owner surrenders the Contract.

DEATH BENEFIT

If you die during the Accumulation Phase, we may pay a death benefit to the designated Beneficiary(ies). If there is more than one Owner, we may pay a death benefit upon the death of the first Owner. If the Owner is not a natural person, the Annuitant is considered the Owner for the purpose of this death benefit provision.

If the death of the Owner occurs on or after the Annuity Income Date, no death benefit will be payable except as may be provided under the Annuity Payment Option elected, subject to requirements under federal tax laws.

If your surviving spouse is the sole designated Beneficiary and elects to continue the Contract in his or her own name as Owner, the death benefit will be payable only upon your surviving spouse’s subsequent death.

To be a Beneficiary, a natural person Beneficiary must be alive on the date of death of the Owner (or the Annuitant if the Owner is not a natural person). If there are multiple beneficiaries, the designated Beneficiary is determined according to the order below:

1.	the surviving Owner, if a natural person, then

2.	the primary Beneficiary(ies), then

3.	the contingent Beneficiary(ies), and then

4.	the Owner’s estate or the Owner if the Owner is not a natural person.

Multiple Beneficiaries in the same class (primary or contingent) share equally unless you direct otherwise. However, if a natural person Beneficiary is not alive and there are other Beneficiaries in the same class that are alive, the death benefit will be shared among the other Beneficiaries of the same class unless you instruct us otherwise.

Each Beneficiary’s share of the death benefit will remain allocated in accordance with the allocations the Owner made until the Valuation Period in which we receive Due Proof of Death from that Beneficiary, except that any Contract

Value allocated to the Fixed Account will be re-allocated to a money market Subaccount on the Death Benefit Date. Each Beneficiary’s share of the death benefit is subject to, and will change in value based upon, the investment experience of the Subaccounts to which the Beneficiary’s share is allocated. Once we have received Due Proof of Death, then investments in the Variable Account may be reallocated in accordance with the Beneficiary’s instructions.

Amount of the Death Benefit

We calculate the amount of the death benefit on the Death Benefit Date, which is the first date we receive Due Proof of Death from at least one Beneficiary. On the Death Benefit Date, the basic death benefit is equal to the Contract Value.

Optional Death Benefits

You may enhance the basic death benefit by electing one of the two optional death benefits: the HAV Death Benefit or the ROP Death Benefit. You must make your election on or before the Issue Date. You will pay a charge for the optional death benefit. (See “Charges for the Optional Death Benefits.”) The HAV Death Benefit or the ROP Death Benefit may be elected only if all Owners and Annuitants are younger than age 71 on the Open Date. You may not elect an optional death benefit after the Issue Date. The optional death benefit will be adjusted for all partial withdrawals as described below.

HAV Death Benefit

Under the HAV Death Benefit the death benefit will be the higher of:

•	the Contract Value on the Death Benefit Date, and

•

the HAV Value which is the higher of (i) the total Purchase Payments, adjusted as described below for any partial withdrawals; and (ii) the highest Contract Value on any Contract Anniversary before the HAV Covered Person’s 81st birthday, adjusted as described below for any Purchase Payments and any partial withdrawals made between such Contract Anniversary and the Death Benefit Date.

The HAV Covered Person is the oldest Owner, or the oldest Annuitant if the Owner is not a natural person, on the Issue Date, unless the surviving spouse continues the Contract as the new HAV Covered Person.

If the HAV Value is higher than the Contract Value as of the Death Benefit Date, the Company will allocate an additional amount equal to the difference between the Contract Value and the HAV Value to the Subaccounts based on their respective values as of the Death Benefit Date except in the case of spousal continuation.

If any Purchase Payments are made after the highest Contract Value has been determined but before the Owner’s death, then the total Purchase Payments used to calculate the HAV Value will be increased by the amount of each Purchase Payment on the date it is received.

HAV Death Benefit Example (With No Withdrawals):

Assume:

•	You elected the HAV Death Benefit

•	An initial Purchase Payment of $60,000.

•	The HAV Covered Person, the oldest Owner, is age 65 on the Open Date.

•	An additional Purchase Payment of $40,000 is made on the first Contract Anniversary.

•	No withdrawals are taken during Contract Years 1-8.

•	The Owner dies in Contract Year 9.

•	The Contract Value on the Death Benefit Date is $135,000.

•	The adjusted Purchase Payment value on the Death Benefit Date is $100,000.

•

The highest Contract Value is $145,000 as determined on the eighth Contract Anniversary. The additional Purchase Payment of $40,000 is made on any Contract Anniversary before the highest Contract Value is determined.

•	There is no additional Purchase Payment after the highest anniversary Contract Value is determined. So, there will be no adjustment to the total Purchase Payments for any subsequent Purchase Payment.

The Death Benefit Amount will be the greatest of:

Contract Value on the Death Benefit Date	=	$135,000

Total Purchase Payments, adjusted for partial withdrawals	=	$100,000

Highest Contract Value on any Contract Anniversary	=	$145,000

The HAV Death Benefit Payable to the Beneficiary (ies)	=	$145,000

ROP Death Benefit

Under the ROP Death Benefit, the death benefit will be the higher of:

(a)	The Contract Value; and

(b)	The ROP Value which is total Purchase Payments; adjusted as described below for any partial withdrawals.

If the ROP Value is higher than the Contract Value as of the Death Benefit Date, the Company will allocate an additional amount equal to the difference between the Contract Value and the ROP Value to the Subaccounts based on their respective values as of the Death Benefit Date except in the case of spousal continuation.

ROP Death Benefit Example (With No Withdrawals):

Assume:

•	You elected the ROP Death Benefit.

•	An initial Purchase Payment of $60,000.

•	The ROP Covered Person, the oldest Owner, is age 65 on the Open Date.

•	An additional Purchase Payment of $40,000 is made on the first Contract Anniversary.

•	No withdrawals are taken during Contract Years 1-8.

•	The Owner dies in Contract Year 9.

•	The Contract Value on the Death Benefit Date is $70,000.

•	The ROP Value is the adjusted Purchase Payments of $100,000.

The Death Benefit Amount will be the greatest of:

Contract Value	=	$ 70,000

Total Purchase Payments, adjusted for partial withdrawals	=	$100,000

The ROP Death Benefit Payable to the Beneficiary(ies)	=	$100,000

Impact of Partial Withdrawals under the Optional Death Benefits

If any partial withdrawals are made, each partial withdrawal will reduce the value of your optional death benefit in the same proportion as the Contract Value is reduced by the partial withdrawal. The reduction in the value of your optional death benefit may be more than the amount of the partial withdrawal.

A partial withdrawal will reduce the value of your optional death benefit such that the value of your optional death benefit after the withdrawal is equal to:

A x    (1 - (B/C))

Where:

•	A is the value of the optional death benefit before the partial withdrawal;

•	B is the amount of the partial withdrawal including any Withdrawal Charge; and

•	C is the Contract Value before the partial withdrawal.

HAV Death Benefit Example (With Withdrawals):

Assume:

•	You elected the HAV Death Benefit.

•	An initial Purchase Payment of $60,000.

•	The Owner is the HAV Covered Person.

•	The HAV Covered Person is age 65 on the Open Date.

•	An additional Purchase Payment of $40,000 is made on the first Contract Anniversary.

•	At the end of Contract Year 5, the Contract Value is $150,000, the HAV Value is $175,000 and the total Purchase Payments are $100,000.

•	On the first day of Contract Year 6, you take a $30,000 withdrawal.

•	Immediately following the withdrawal, the Contract Value is $120,000, the adjusted Purchase Payment value is $80,000*, and the HAV Value is $140,000**.

•	There were no Step-Ups in Contract Years 7-9.

•	The Owner dies in Contract Year 9.

•	The Contract Value on the Death Benefit Date is $90,000 and the values of the adjusted Purchase Payments and HAV remain $80,000 and $140,000 respectively.

The Death Benefit Amount will be the greatest of:

Contract Value	=	$ 90,000

Total Purchase Payments, adjusted for partial withdrawals*	=	$ 80,000

Highest Contract Value on any Contract Anniversary**	=	$140,000

The Death Benefit Amount would therefore	=	$140,000

ROP Death Benefit Example (With Withdrawals):

Assume:

•	You elected the ROP Death Benefit.

•	An initial Purchase Payment of $60,000.

•	The Owner is the ROP Covered Person.

•	The ROP Covered Person is age 65 on the Open Date.

•	Additional Purchase Payment of $40,000 is made on the first Contract Anniversary.

•	The Contract Value grows to $150,000 during Contract Years 1-8.

•	You take a withdrawal of $30,000 in Contract Year 9.

•	The Owner dies in Contract Year 9.

•	The Contract Value on the Death Benefit Date is $90,000.

•	The ROP Value is the adjusted Purchase Payments of $80,000.

The Death Benefit Amount will be the greatest of:

Contract Value	=	$90,000

Total of Purchase Payments, adjusted for partial withdrawals***	=	$80,000

The ROP Death Benefit Amount Payable to the Beneficiary (ies)	=	$90,000

*

The total Purchase Payments adjusted for the partial withdrawals is calculated as follows: Purchase Payments before withdrawal x (1 – withdrawal amount ÷ Contract Value prior to withdrawal) = $100,000 x [(1 – ($30,000 ÷ $150,000)] = $80,000.

**

The HAV Value adjusted for the partial withdrawal is calculated as follows: HAV Value prior to withdrawal x (1 – withdrawal amount ÷ Contract Value prior to withdrawal) = $175,000 x [(1 – ($30,000 ÷ $150,000)] = $140,000.

***

Purchase Payments adjusted for partial withdrawals are calculated as follows: Purchase Payments x (1 – withdrawal amount ÷ Contract Value prior to withdrawal) = $100,000 x [(1 – ($30,000 ÷ $150,000)] = $80,000.

Spousal Considerations - Death Benefit

If your spouse is the sole Beneficiary, upon your death, your spouse may elect to continue the Contract by becoming the new Owner rather than receive the death benefit. If an optional death benefit is in effect, your surviving spouse may elect to continue the optional death benefit as the HAV Covered Person or the ROP Covered Person. In this case, the value of the HAV Death Benefit or ROP Death Benefit will be set to equal its value on the Death Benefit Date. Thereafter, the value of the HAV Death Benefit or ROP Death Benefit may change, depending upon your surviving spouse’s age and whether additional purchase payments and withdrawals are made.

The right to spousal continuance may be exercised only once for the optional death benefits. If the surviving spouse remarries and then dies, the optional death benefit cannot be continued.

Method of Paying Death Benefit

The death benefit may be paid in a single cash payment or as an annuity, under a fixed Annuity Payment Option or under any other payment option we may make available, subject to requirements under federal tax laws. We describe the fixed Annuity Payment Options in this Prospectus under “THE INCOME PHASE - ANNUITIZATION PROVISIONS.”

During the Accumulation Phase, you may elect the method of payment for the death benefit (that is permitted under federal tax laws) by sending us at our Service Address a completed election form, which we will provide. If no such election is in effect on the date of your death, the Beneficiary may elect either a single cash payment or an annuity, subject to requirements under federal tax laws. If the Beneficiary does not provide all documents and information required by us to begin annuity payments within the time period permitted under the Code or the predetermined payout options does not comply with the federal tax laws , the predetermined payout option will no longer apply. If the Beneficiary is your surviving spouse, the Beneficiary may elect to continue the Contract. This election is made by sending us written notice in a form acceptable to us.

If we pay the death benefit in the form of a fixed Annuity Payment Option, the Beneficiary becomes the Annuitant/Payee under the terms of that Annuity Payment Option.

Payment of Death Benefit

If the death benefit is to be paid to a Beneficiary in a lump sum, we will make such payment within seven days of the date the Company receives Due Proof of Death from that Beneficiary, except if we are permitted to defer payment in accordance with the 1940 Act. (See “Deferral of Payments and Transfers.”)

If payment is not made to the Beneficiary within seven days as described above, interest will be added as follows:

(a)

beginning on the eighth day, interest shall accrue at the rate or rates applicable to the Contract for funds left on deposit with the Company or, if the Company has not established a rate for funds left on deposit, at the Two-Year Treasury Constant Maturity Rate as published by the Federal Reserve. In determining the effective annual rate or rates, the Company shall use the rate in effect on the date that the Company receives Due Proof of Death; and

(b)

additional interest at a rate of 10% annually shall begin accruing 31 days from the latest of (i), and (ii), where: (i) is the date that Due Proof of Death from the applicable Beneficiary was received by the Company, and (ii) is the date that legal impediments to payment of proceeds that depend on the action of parties other than the Company are resolved and sufficient evidence of the same is received by the Company. Legal impediments to payment include, but are not limited to (a) the establishment of guardianships and conservatorships; (b) the appointment and qualification of trustees, executors and administrators; and (c) the submission of information required to satisfy state and federal reporting requirements.

Certain states may require a different interest calculation. (See “APPENDIX A - STATE LAW VARIATIONS.”)

If settlement under an Annuity Payment Option is elected, the Annuity Income Date will be the first Valuation Period following the Death Benefit Date. We will maintain the Contract Value in the Accumulation Phase until the Annuity Income Date. However, if the amount to be applied under the Annuity Payment Option is less than $2,000, or if the modal annuity payment payable in accordance with such option is less than the $100, we will pay the death benefit to the Beneficiary in a single lump sum.

Non-Qualified Contracts

If your Contract is a Non-Qualified Contract, special distribution rules apply to the payment of the death benefit under the Code (“NQ Distribution Rules”). The amount of the death benefit must be distributed either (1) as a lump sum within five years after your death, or (2) in the form of an annuity, over a period not greater than the life or expected life of the “designated beneficiary” within the meaning of Section 72(s) of the Code, with payments beginning no later than one year after your death.

The person you have named as Beneficiary under your Contract, if any, will be the “designated Beneficiary.”

If the designated Beneficiary is your surviving spouse, your spouse may continue the Contract as Owner. The NQ Distribution Rules will then apply on the death of your spouse if the surviving spouse does not remarry. To understand what happens when your spouse continues the Contract, see “Spousal Considerations - GLWB” and “Spousal Considerations - Death Benefit.”

During the Income Phase, if the Annuitant dies, the remaining value of the fixed Annuity Payment Option in place must be distributed at least as rapidly as the method of distribution under that Annuity Payment Option.

If the Owner is not a natural person, the NQ Distribution Rules apply upon the death or removal of any Annuitant.

Payments made in contravention of the NQ Distribution Rules would adversely affect the treatment of the Contracts as annuity contracts under the Code. Neither you nor the Beneficiary may exercise rights that would have that effect.

Qualified Contracts

If your Contract is a Qualified Contract, the following rules apply to the payment of the death benefit:

The death benefit may be (1) taken as an immediate lump sum, (2) deferred for any period up to December 31st of the tenth year after your death, or (3) taken in the form of an annuity over a period that does not extend beyond December 31st of the tenth year after your death.

If, on the date of your death, the Beneficiary is not more than ten years younger than you or is “disabled” or “chronically ill” as either of those terms is defined under federal tax laws, restriction (3) above does not apply and the death benefit may also be taken in the form of an annuity over the Beneficiary’s lifetime or life expectancy.

If the sole Beneficiary is your surviving spouse, the Beneficiary may also elect to continue the Contract. This election is made by sending us written notice in a form acceptable to us. If we do not receive the Beneficiary’s election within 60 days after we receive Due Proof of Death, the Beneficiary shall be deemed to have elected to defer receipt of payment under any death benefit option until a written election is submitted to the Company or a distribution is required by law.

If the Beneficiary is your child and under the age of majority on the date of your death, the Beneficiary may elect to defer receipt of the death benefit for any period up to December 31st of the tenth year after reaching the age of majority, or take the death benefit in the form of an annuity over a period that does not extend beyond December 31st of the tenth year after reaching the age of majority.

Selection and Change of Beneficiary

You select your Beneficiary in your Application. Subject to the rights of an irrevocable Beneficiary, you may change or revoke the Beneficiary designation. A change of Beneficiary will not be binding on us until we receive written notification, in Good Order. When we receive such notification and it is in Good Order, the change will be effective as of the date on which the request for change was signed by the Owner, but the change will be without prejudice to us on account of any payment we make or any action we take before receiving the request.

Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of three to five years from the Contract’s Annuity Income Date or the date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but, if after a thorough search, we are still unable to locate a Beneficiary, or a Beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which you or the Beneficiary last resided, as shown on our books and records, or to our state of domicile. This “escheatment” is revocable, however, and the state is obligated to pay the death benefit if a Beneficiary steps forward to claim it with the proper documentation. To prevent such escheatment, it is important that you update your Beneficiary designations, including full names and complete contact information, if and as they change.

THE INCOME PHASE - ANNUITIZATION PROVISIONS

During the Accumulation Phase, you may at any time elect an Annuity Income Date to begin receiving payments under any available fixed Annuity Payment Option, subject to certain restrictions as described below. The Income Phase of your Contract begins on the Annuity Income Date. On that date, we apply your Contract Value, less any applicable premium tax or similar tax, to the fixed Annuity Payment Option you have selected, and we make the first annuity payment.

Once the Income Phase begins, no lump sum settlement option or cash withdrawals are permitted, except pursuant to fixed Annuity Payment Option 3, Payments for a Specified Period Certain, as described under “Fixed Annuity Payment Options,” and you cannot change the fixed Annuity Payment Option selected. You may request a full withdrawal before the Annuity Income Date, which will be subject to all charges applicable to withdrawals. (See “Withdrawal Charge.”)

On and after the Annuity Income Date, your Beneficiary (or Beneficiaries) will have the right to receive the remaining payments, if any, under the Annuity Payment Option elected, following the death of the Annuitant, subject to requirements under federal tax laws. Your designated Beneficiary (or Beneficiaries) will not have the right to receive any death benefit. If you have elected an optional living benefit or an optional death benefit, annuitizing your Contract terminates these benefit riders.

Selection of Annuitant(s)

You select the Annuitant(s) in your Application. The Annuitant is the person who receives annuity payments during the Income Phase and on whose life annuity payments involving life contingencies are based. If you name someone other than yourself as Annuitant and the Annuitant dies before the Income Phase, you become the Annuitant. In the case of joint Annuitants, if either Annuitant dies prior to the Annuity Income Date, the surviving Annuitant will become the sole Annuitant. The Annuitant becomes the Payee on the Annuity Income Date.

When a fixed Annuity Payment Option has been selected as the method of paying the death benefit, the Beneficiary is the Payee of the annuity payments.

Your Annuity Income Date

The following restrictions apply to the Annuity Income Date you may select:

•	The earliest possible Annuity Income Date is the first Contract Anniversary;

•

The Maximum Annuity Income Date is the first day of the month following the Contract Anniversary after the Annuitant’s 100th birthday and, if there is a joint Annuitant, the youngest Annuitant’s 100th birthday, unless otherwise restricted, in the case of a Qualified Contract, by the particular retirement plan or by applicable law;

•	We must receive your selection, in Good Order, at least 30 days before the requested Annuity Income Date; and

•	Any request to change the Annuity Income Date must be received at least 30 days before the current Annuity Income Date.

If you do not select otherwise, your Annuity Income Date will be the Maximum Annuity Income Date.

Your retirement plan or applicable law may also restrict your ability to defer receiving income from your Contract. In most situations, current law requires that for a Qualified Contract, certain minimum distributions must commence as follows: If you were born before July 1, 1949, your required beginning date is April 1 of the calendar year following the calendar year in which you reach age 70 1⁄2. If you were born on or after July 1, 1949, your required beginning date is April 1 of the calendar year following the calendar year in which you reach age 72. For non-IRAs, distributions must begin no later than April 1 of the calendar year following the year in which you attain the applicable age or the date of retirement instead of age 72 if it is later. For that year, and each succeeding year, a distribution must be made on or before December 31.

Fixed Annuity Payment Options

You may select a fixed Annuity Payment Option, which you may change during the Accumulation Phase, as long as we receive your selection or change in writing at least 30 days before the Annuity Income Date. If we have not received your written selection on the 30th day before the Annuity Income Date, the Annuitant will receive fixed Annuity Payment Option 2, for a life annuity with 120 monthly payments certain (10 Years). There may be additional limitations on the Annuity Payment Option you may elect under your particular retirement plan or applicable law.

We offer the following fixed Annuity Payment Options for payments during the Income Phase. We may also agree to other settlement options, at our discretion.

If your Contract is a Qualified Contract, in general, payments cannot extend beyond December 31st of the tenth year after your death, even if you elect a joint life option. If, on the date of your death, the Beneficiary/joint Annuitant is your spouse, or is not more than ten years younger than you or is “disabled” or “chronically ill” as either of those terms is defined under federal tax laws, this restriction does not apply and the Beneficiary/joint Annuitant may receive payments for the remainder of the period certain or joint Annuitant’s lifetime, regardless of its duration. If the Beneficiary/joint Annuitant is your child and under the age of majority on the date of your death, the Beneficiary/joint Annuitant may receive periodic payments over a period that does not extend beyond December 31st of the tenth year after the Beneficiary/Joint Annuitant attains the age of majority.

1.	Single-Life Annuity

We provide payments during the lifetime of the Annuitant. Annuity payments stop when the Annuitant dies. There is no provision for continuation of any payments to a Beneficiary. Note that if the Annuitant dies prior to the end of the first month after the Annuity Income Date, only one annuity payment will be made.

2.	Life Annuity with Period Certain

We make payments during the longer of the Annuitant’s lifetime, or a selected period of no less than five (5) years and no more than thirty (30) years. In addition, we guarantee that the Beneficiary will receive payments for the remainder of the period certain, if the Annuitant dies during that period, unless the Beneficiary elects to receive the discounted value of the remaining payments in one sum. The selection of a longer period results in smaller payments. If no Beneficiary is designated, we pay the discounted value of any remaining payments in one lump sum to the Annuitant’s estate.

3.	Period Certain

We make payments for a specified period of time you select from ten (10) to thirty (30) years. The longer the period you select, the smaller the payments will be. The payment period may not exceed the Annuitant’s life expectancy. If the Annuitant dies before the end of the period selected, payments will continue to the Beneficiary until the end of the period unless the Beneficiary elects to receive the discounted value of the remaining payments in one sum.

4.	Joint and Survivor Annuity

We make payments while the Annuitant and the joint Annuitant are alive. After the death of one of the Annuitants, we will continue to make payments for the lifetime of the surviving Annuitant. Annuity payments stop when the surviving Annuitant dies.

5.	Joint and Survivor Annuity with a Period Certain

We make payments for the longer of:

(a)	the Annuitant’s lifetime and joint Annuitant’s lifetime, or

(b)	the period selected (at least 5 years but not more than 30 years).

If both Annuitants die before the end of the period, payments will continue to the Beneficiary until the end of the period unless the Beneficiary elects to receive the discounted value of the remaining payments in one lump sum.

We make monthly, quarterly, semi-annual and annual modal payments subject to a minimum modal payment of $100.

Remember that the Annuity Payment Option may not be changed.

Determination of Amount of Annuity Payments

Adjusted Contract Value

The adjusted Contract Value is the amount we apply to your fixed Annuity Payment Option to provide fixed annuity payments. We calculate adjusted Contract Value by taking your Contract Value on the Business Day just before the Annuity Income Date and deducting any applicable premium tax or similar tax.

Fixed Annuity Payments

Fixed Annuity payments are the same each month. We determine the dollar amount of each Fixed Annuity payment using the Contract Value and the applicable “annuity payment rates.” These will be either (1) the rates in your Contract, or (2) new rates we have published and are using on the Annuity Income Date if they are more favorable. (See “Interest Rates and Mortality Table.”)

Minimum Payments

If your Contract Value is less than $2,000 at the end of the Valuation Period immediately before the Annuity Income Date, or the modal annuity payment would be less than $100, we will pay the Annuity Contract Value to the Annuitant in one payment, except as otherwise provided under the GLWB, if elected.

Interest Rates and Mortality Table

The mortality table used in determining the guaranteed minimum annuity payment rates for the fixed Annuity Payment Options is the Annuity 2000 Mortality Table projected for mortality improvements using Projection Scale G. The interest rate used is 1%.

An Adjusted Age is used to determine the applicable guaranteed minimum annuity payment rate. The Adjusted Age equals the actual age(s) of the Annuitant(s), in completed years and months, as of the Annuity Income Date, less an age setback. The age setback is one year for Annuity Income Dates occurring during the years 2020-2029; the age setback is two years for Annuity Income Dates occurring during the years 2030-2039; and so on.

Guaranteed minimum annuity payments are applied to Adjusted Ages for the fixed Annuity Payment Options. Rates for Adjusted Ages expressed in completed years and months will be based on straight line interpolation between the appropriate annuity payment rates. in the Contract.

GENERAL PROVISIONS

Deferral of Payments and Transfers

The Company may suspend or defer payment of any amount due from the Variable Account, including the death benefit or any transfer among Subaccounts, if:

•	the NYSE is closed (except weekends and holidays),

•	trading on the NYSE is restricted,

•

the SEC determines that an emergency exists and that it is not reasonably practicable to: (i) dispose of securities held in the Variable Account; or (ii) determine the value of the net assets of the Variable Account, or

•	the SEC permits a delay for the protection of Owners.

If, pursuant to SEC rules, a government money market fund suspends payment of redemption proceeds in connection with a liquidation of the Fund, we will delay payment of any transfer, partial withdrawal, surrender, or death benefit from the corresponding Subaccount until the Fund is liquidated. We may also defer payment of amounts payable from the Fixed Account for withdrawal requests and death benefits for up to six months if permitted by our domiciliary insurance department.

If mandated under applicable law, we may be required to reject a Purchase Payment and/or restrict an Owner’s account and thereby refuse to honor any request for transfers, withdrawals, surrenders or death benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about you or your Contract to governmental regulators.

Exercise of Contract Rights

Contract rights and privileges can be exercised by the Owner and Joint Owner without the consent of the Beneficiary (other than an irrevocably designated Beneficiary) or any other person. Such rights and privileges may be exercised only before the Annuity Income Date, except as the Contract otherwise provides.

The Annuitant becomes the Payee on and after the Annuity Income Date. The Beneficiary becomes the Payee on the death of the Owner prior to the Annuity Income Date, or on the death of the Annuitant after the Annuity Income Date. Such Payee may thereafter exercise such rights and privileges, if any, of ownership which continue.

Change of Ownership

A Qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose unless allowed under applicable law.

The Owner of a Non-Qualified Contract may change the ownership of the Contract prior to the Annuity Income Date. A change of ownership will not be binding on us until we receive written notification, in Good Order. When we receive such notification and it is in Good Order, the change will be effective as of the date on which the request for change was signed by the Owner, but the change will be without prejudice to us on account of any payment we make or any action we take before receiving the request. If you change the Owner of a Non-Qualified Contract without full and adequate consideration, you will become immediately liable for the payment of taxes on any gain realized under the Contract prior to the change of ownership, including possible liability for a 10% federal excise tax.

Voting of Fund Shares

To the extent required by law, we will vote all shares held in the Variable Account in accordance with instructions we receive from persons with voting interests in the Funds. During the Accumulation Phase, you will have the right to give voting instructions.

Before a vote of the shareholders of a Fund occurs, each person with voting interests in the Fund will receive voting materials from us or the Funds. We will ask those persons to instruct us on how to vote and to return their respective voting instructions to us in a timely manner. You are permitted to cast votes based on the dollar value of the shares of each Fund that we hold for your Contract in the corresponding Subaccount. We calculate this value based on the number of Variable Accumulation Units allocated to your Contract as of the date set by the Fund and the value of each Variable Accumulation Unit on that date. We count fractional votes.

We will vote any shares owned by us and Fund shares for which no timely voting instructions are received in the same proportion as the shares for which we receive instructions from person(s) with voting interests in the Fund. Because of this method of proportional voting, a small number of persons with voting interests in the Fund may determine the outcome of a shareholder vote. If, however, we determine that we are permitted to vote the Fund shares in our own right, then we may do so.

Reports to Owners

We will send you, by regular U.S. mail, an immediate confirmation statement of all Purchase Payments, non-automated withdrawals, (including any Withdrawal Charge and federal taxes on withdrawals), death benefit payments, annuity payments and transfers (excluding DCA program transfers). In addition, we will send you, by regular U.S. mail, a quarterly confirmation statement showing your current Contract Value, death benefit value, and investment allocation. Each quarterly statement will detail transactions that occurred during the last calendar quarter including Purchase Payments, transfers (including DCA program transfers), partial withdrawals, systematic withdrawals, AWA payments, portfolio rebalancing, and any Annual Contract Fee assessed.

If you have enrolled in the electronic delivery service and consented to receive documents electronically, we will send you an email at the address you provided notifying you when we have posted your confirmations, statements, and certain reports on our website.

It is your obligation to review confirmation statements carefully and to report to us, at the address or telephone number provided on the statement, any errors or discrepancies in the information presented therein within 60 days of the date of such statement. Unless we receive notice of any such error or discrepancy from you within such period, we may not be responsible for correcting the error or discrepancy.

Substitution of Securities

Shares of any or all Funds may not always be available through the Subaccounts under the Contract. We may add or delete Funds or other investment companies available through Subaccounts under the Contract. We may also substitute shares of another Fund or shares or units of another SEC-registered investment company for the shares held in any Subaccount. We will not make any substitution without SEC approval and any state insurance department approval, if required. We may close Subaccounts to allocation of Purchase Payments or Contract Value, or both, in our sole discretion.

Change in Operation of Variable Account

At our election and subject to any necessary vote by persons having the right to give instructions with respect to the voting of Fund shares held by the Subaccounts, the Variable Account may be operated as a management company under the 1940 Act or it may be deregistered under the 1940 Act in the event registration is no longer required. We will not deregister the Variable Account without SEC approval. In the event of any change in the operation of the Variable Account pursuant to this provision, we may supplement this Prospectus to reflect the change and take such other action as may be necessary and appropriate to effect the change.

Splitting Units

The Company reserves the right to split or combine the value of Variable Accumulation Units. In effecting any such change of unit values, strict equity will be preserved, and no change will have a material effect on the benefits or other provisions of the Contract.

Modification

Upon notice to the you, we may modify the Contract if such modification: (a) is necessary to make the Contract or the Variable Account comply with any law or regulation issued by a governmental agency to which the Company or the Variable Account is subject; (b) is necessary to assure continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or annuity contracts; (c) is necessary to reflect a change in the operation of the Variable Account or the Subaccounts; (d) provides additional Variable Account options; or (e) may otherwise be in the best interests of Owners. In the event of any such modification, the Company may make appropriate endorsement to the Contract and supplement this Prospectus to reflect such modification. The Company cannot make any modification that reduces or eliminates the benefits or coverage, or impairs or invalidates any right granted to the Owner under the Contract except for amendments to conform to changes in any applicable provisions or requirements of the Code.

Misstatement of Age or Sex

If the age or sex of any Annuitant, Beneficiary or Owner has been misstated, the amount payable by us will be that which would be due if the true age or sex had been stated. If we make or have made any overpayments or underpayments due to the misstatement, the excess amount and interest at a rate not to exceed 6.00% per annum will be charged against, or added to, payments coming due after the adjustment.

Assignment

Any assignment of rights under the Contract must be received by us in writing. Unless otherwise specified, assignments will be effective as of the date on which the request is signed by the Owner, subject to any action taken by the Company prior to its receipt of the assignment request. In no event will the Company be responsible for the validity of the assignment. We have no liability under any assignment for our actions or omissions made in good faith. A Qualified Contract may not be sold, assigned, transferred, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose unless allowed under applicable law. The GLWB will terminate if an assignment results in an ownership change that has the effect of changing the GLWB Covered Person(s) except as described above in the Effect of Divorce on the GLWB and Death of the Owner provisions.

Incontestability

The Contract is incontestable.

Nonparticipating

The Contract is nonparticipating and will not share in any profits or surplus earnings of the Company and, therefore, no dividends are payable under the Contract.

Proof of Age and Survival

The Company shall have the right to require reasonable evidence of the age and survival of any Annuitant.

Reservation of Rights

We reserve the right, to the extent permitted by law, to: (1) deregister the Variable Account under the 1940 Act; (2) combine the Variable Account with one or more other separate accounts; (3) operate the Variable Account as a management investment company or in any other form permitted by law; (4) substitute shares of a Fund (or portfolios or classes thereof) for shares of another investment company (or portfolios or classes thereof) if shares of such Fund (or portfolios or classes thereof) are not available, or if, in the Company’s judgment, further investment in such Fund’s shares (or portfolios or classes thereof) is no longer appropriate in view of the purposes of the Variable Account; (5) add or delete Funds (or portfolios or classes thereof) and corresponding Subaccounts; (6) restrict or eliminate any rights of Owners or other persons who have the right to give voting instructions as to the Variable Account; (7) cease accepting Purchase Payments under the Contract; (8) close or liquidate a Subaccount if, in the Company’s sole discretion, marketing, tax, investment, or other conditions warrant such change; and (9) transfer assets in the Variable Account to another separate account. We will provide you with notice of these changes to your rights under the Contract as required by federal and state laws.

Right to Examine and Cancel

The Contract contains a Right to Examine provision. You may return and cancel your Contract within 10 days after receiving it (30 days if your Contract was purchased as part of a replacement or later, if required by your state). We will return your Contract Value as of the end of the Valuation Period when we receive your cancellation request in Good Order plus any amount deducted from your Purchase Payments. This amount may be more or less than the original Purchase Payment. If the Contract is issued in a state requiring the return of Purchase Payments, you will receive the greater of (1) your Contract Value as of the Valuation Period we receive your cancellation request, reduced by the applicable Annual Contract Fee and the Withdrawal Charge or (2) your total Purchase Payments made as of that date.

If you are establishing an Individual Retirement Annuity (“IRA”), the Code requires that we give you a disclosure statement containing certain information about the Contract and applicable legal requirements. We must give you this statement on or before the date the IRA is established. If we give you the disclosure statement before the seventh day preceding the date the IRA is established, you will not have any right of revocation under the Code. If we give you the disclosure statement at a later date, then you may give us a notice of revocation at any time within seven days after your Issue Date. Upon such revocation, we will refund your Purchase Payment(s). This right of revocation with respect to an IRA is in addition to the return privilege set forth in the preceding paragraph. We allow an Owner establishing an IRA a right to return as set forth in the preceding paragraph, notwithstanding the provisions of the Code.

TAX PROVISIONS

This section provides general information on the federal income tax consequences of ownership of a Contract and is not intended as tax advice. Actual federal tax consequences will vary depending on, among other things, the type of retirement plan under which your Contract is issued. Also, legislation altering the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Contracts that were purchased before the date of enactment. We make no attempt to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under a Contract. We also make no guarantee regarding the federal, state, or local tax status of any Contract or any transaction involving any Contract.

You should consult a qualified tax professional for advice before purchasing a Contract or executing any other transaction (such as a rollover, distribution, withdrawal or payment) involving a Contract.

U.S. Federal Income Tax Provisions

This discussion is not intended to provide tax advice and assumes that the Contract qualifies as an annuity contract for federal income tax purposes. This discussion is not intended to address the tax consequences resulting from all situations. Before entering into the Contract or initiating any transaction, you should consult a competent tax advisor.

This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (“IRS”). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. No attempt has been made to consider any applicable state or other tax laws.

Investment Diversification and Investor Control

The Treasury Department has issued regulations that prescribe investment diversification requirements for the mutual fund series underlying Non-Qualified Contracts. Non-Qualified Contracts must comply with these regulations to qualify as annuities for federal income tax purposes. The owner of a Non-Qualified Contract that does not meet these guidelines will be subject to current taxation on annual increases in the value of the Contract. We believe that each Fund available through Subaccounts under the Contract complies with these regulations. You bear the risk that the entire Non-Qualified Contract could be disqualified as an annuity under the Code due to the failure of a Fund to be adequately diversified.

In certain circumstances, owners of variable annuity contracts such as the Contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their variable annuity contracts due to their ability to exercise investment control over those assets. When this is the case, the owners have been currently taxed on income and recognized gains attributable to the separate account assets. In Revenue Ruling 2003-91, the IRS provided guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying that contract to be treated as the owner of those assets for federal income tax purposes. Rev. Rul. 2003-91 states that the determination of whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. While we believe that the Contracts do not give Owners investment control over separate account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the Owner of the separate account assets supporting the Contract. Nevertheless, you should consult with a qualified tax professional on the potential impact of the investor control rules of the IRS as they relate to the investment decisions and activities you may undertake with respect to the Contract. In addition, the IRS and/or the Treasury Department may issue new rulings, interpretations or regulations on this subject in the future. Accordingly, we therefore reserve the right to modify the Contracts as necessary to attempt to prevent you from being considered the owner, for tax purposes, of the underlying assets. We also reserve the right to notify you if we determine that it is no longer practicable to maintain the Contract in a manner that was designed to prevent you from being considered the owner of the assets of the Variable Account. You bear the risk that you may be treated as the owner of Variable Account assets and taxed accordingly.

Taxation of Annuities

Section 72 of the Code governs the taxation of annuities, including the Contracts. An owner who is a “natural person” will not generally be taxed on increases, if any, in the Contract Value until all or part of the Contract Value is distributed.

Non-Qualified Contracts

Deductibility of Purchase Payments. For federal income tax purposes, Purchase Payments made under Non-Qualified Contracts are not deductible. Under certain circumstances, Purchase Payments made under Qualified Contracts may be excludible or deductible from taxable income. Any such amounts will also be excluded from the “investment in the contract” for purposes of determining the taxable portion of any distributions from a Qualified Contract. As a general rule, regardless of whether you own a Qualified or a Non-Qualified Contract, the amount of your tax liability on earnings and distributions will depend upon the specific tax rules applicable to your Contract and your particular circumstances.

Pre-Distribution Taxation of Contracts. Generally, an increase in the value of a Contract will not give rise to a current income tax liability to the Owner of a Contract or to any Payee under the Contract until a distribution is received from the Contract. However, certain assignments or pledges of a Contract will be treated as distributions to the Owner of the Contract and will accelerate the taxability of any increases in the value of a Contract.

Also, corporate (or other non-natural person) Owners of a Non-Qualified Contract will generally incur a current tax liability on Contract Value increases. There are certain exceptions to this current taxation rule, including: (i) any Contract that is an “immediate annuity,” which the Code defines as a single premium contract with an Annuity Income Date within one year of the date of purchase which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period, and (ii) any Contract that the non-natural person holds as agent for a natural person (such as where a bank or other entity holds a Contract as trustee under a trust agreement).

Distributions and Withdrawals from Non-Qualified Contracts. The Contract Value of a Non-Qualified Contract will generally include both (i) an amount attributable to Purchase Payments, the return of which will not be taxable, and (ii) an amount attributable to investment earnings, the receipt of which will be taxable at ordinary income rates. The relative portions of any particular distribution that derive from nontaxable Purchase Payments and taxable investment earnings depend upon the nature and the timing of that distribution.

Any withdrawal of less than your entire Contract Value under a Non-Qualified Contract before the Annuity Income Date must be treated as a receipt of investment earnings to the extent the Contract Value immediately prior to the withdrawal exceeds the “investment in the contract.” You may not treat such withdrawals as a non-taxable return of Purchase Payments unless you have first withdrawn the entire amount of the Contract Value that is attributable to investment earnings. For purposes of determining whether an Owner has withdrawn the entire amount of the investment earnings under a Non-Qualified Contract, the Code provides that all Non-Qualified Contracts issued by the same company to the same Owner during any one calendar year must be treated as one annuity contract. If you withdraw your entire Contract Value under a Non-Qualified Contract before the Annuity Income Date (a “full surrender”), the taxable portion will equal the amount you receive less the “investment in the contract” (i.e., the total Purchase Payments (excluding amounts that were deductible by, or excluded from the gross income of, the Owner of the Contract), less any Purchase Payments that were amounts previously received which were not includable in income).

We are required to make a determination as to the taxability of any withdrawal you make in order to be able to annually report to the IRS information about your withdrawal. Under the Code, any withdrawal from a Non-Qualified Contract is taxable to the extent the annuity’s cash value (determined without regard to surrender charges) exceeds the investment in the contract. There is no definition of “cash value” in the Code and, for tax reporting purposes, we are currently treating it as the Contract Value of the Contract. However, there can be no assurance that the IRS will agree that this is the correct cash value. The IRS could, for example, determine that the cash value is the Contract Value plus an additional amount representing the value of an optional benefit. If this were to occur, election of an optional benefit could cause any withdrawal, including a withdrawal under the withdrawal benefit of any optional living benefit, to have a higher proportion of the withdrawal derived from taxable investment earnings. Prior to electing to participate in an optional benefit (or, if applicable, prior to renewing your participation in any optional living benefit), you should consult with a qualified tax professional as to the meaning of “cash value.”

Annuity Payments. A Payee who receives annuity payments under a Non-Qualified Contract after the Annuity Income Date will generally be able to treat a portion of each payment as a nontaxable return of Purchase Payments and to treat only the remainder of each such payment as taxable investment earnings. Until the Purchase Payments have been fully recovered in this manner, the nontaxable portion of each payment will be determined by the ratio of (i) the total amount of the Purchase Payments made under the Contract, to (ii) the Payee’s expected return under the Contract. Once the

Payee has received nontaxable payments in an amount equal to the total Purchase Payments, no further exclusion is allowed, and all future distributions will constitute fully taxable ordinary income. If payments are terminated upon the death of the Annuitant or other Payee before the Purchase Payments have been fully recovered, the unrecovered Purchase Payments may be deducted on the final return of the Annuitant or other Payee.

Penalty Tax on Certain Withdrawals. A penalty tax of 10% may also apply to taxable cash withdrawals, including Free Withdrawal Amounts and lump-sum payments from Non-Qualified Contracts. This penalty will generally not apply to: (i) distributions made after age 59 1/2; (ii) distributions pursuant to the death or disability (as defined in the Code) of the Owner; (iii) distributions that are a part of a series of substantially equal periodic payments made not less frequently than annually for your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or (iv) distributions under an immediate annuity (as defined above). Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a qualified tax professional with regard to exceptions from the penalty tax.

Taxation of Non-Qualified Death Benefit Proceeds. Generally, death benefits paid upon the death of an Owner are not life insurance benefits and will generally be includable in the income of the recipient to the extent they represent investment earnings under the Contract. For this purpose, the amount of the investment in the Contract is not affected by the Owner’s or Annuitant’s death, i.e., the investment in the Contract must still be determined by reference to the Owner’s investment in the Contract. Special mandatory distribution rules also apply after the death of the Owner when the beneficiary is not the surviving spouse of the Owner.

If death benefits are distributed in a lump sum, the taxable amount of those benefits will be determined in the same manner as upon a full surrender of the Contract. If death benefits are distributed under an annuity option, the taxable amount of those benefits will be determined in the same manner as annuity payments, as described above.

For a Non-Qualified Contract to be treated as an annuity contract for federal income tax purposes, the terms of the

Contract must provide the following three distribution rules:

(1)	If the Owner dies before the date annuity payouts begin, the entire Contract Value must generally be distributed within five years after the date of death;

(2)

If payable to a designated Beneficiary, the distributions may be paid over the life of that designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, so long as payouts start within one year of the Owner’s death; and

(3)	If the sole designated Beneficiary is the Owner’s spouse, the Contract may be continued in the name of the spouse as Owner.

If the Owner dies on or after the date annuity payouts start, and before the entire interest in the Contract has been distributed, payments under the Contract must continue on the same or on a more rapid schedule than that provided for in the method in effect on the date of death.

Transfers, Assignments or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the designation of an Annuitant other than the Owner or the selection of certain maturity dates may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer or assignment should consult a qualified tax professional as to the tax consequences.

Section 1035 of the Code provides that no gain or loss will be recognized on the exchange of one annuity contract for another. Generally, an annuity contract issued in an exchange for another annuity contract is treated as new for purposes of the penalty and distribution at death rules.

In Revenue Procedure 2011-38, the IRS set forth the rules as to when a partial transfer between annuity contracts will be treated as a tax-free exchange under Section 1035 of the Code. Under Rev. Proc. 2011-38:

The period of time in which cash cannot be withdrawn from either contract after a partial transfer is 180 days beginning on the date of the transfer; and

Annuity payments that satisfy the partial annuitization rule of IRC Section 72(a)(2) will not be treated as a distribution from either the old or new contract.

Please discuss any tax consequences concerning any contemplated or completed transactions with a qualified tax professional.

Withholding. Annuity distributions are generally subject to withholding for the Annuitant or other Payee’s federal income tax liability. An Annuitant or other Payee can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner’s income when a taxable distribution occurs.

Partial Annuitization. If part of an annuity contract’s value is applied to an annuity option that provides payments for one or more lives or for a period of at least ten years, those payments may be taxed as annuity payments instead of withdrawals. None of the payment options under the Contract is intended to qualify for this “partial annuitization” treatment because there is no partial annuitization under the Contract.

Qualified Contracts

Currently, we offer Qualified Contracts only as Traditional IRAs or Roth IRAs under Section 408 and 408A of the Code.

“Qualified Contracts” are Contracts used with plans that receive tax-deferral treatment pursuant to specific provisions of the Code. Annuity contracts also receive tax-deferral treatment. It is not necessary that you purchase an annuity contract to receive the tax-deferral treatment available through a Qualified Contract. If you purchase this annuity Contract as a Qualified Contract, you do not receive additional tax-deferral. Therefore, if you purchase this annuity Contract as a Qualified Contract, you should do so for reasons other than obtaining tax deferral.

Individual Retirement Accounts and Annuities. Individual Retirement Accounts and Annuities (“IRAs”), as defined in Section 408 of the Code, permit eligible individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual’s gross income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income. In addition, certain distributions from some other types of retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions, including Free Withdrawal Amounts, made before age 59 1/2, unless an exception applies. The Internal Revenue Service imposes special information requirements with respect to IRAs and we will provide purchasers of the Contracts as Individual Retirement Annuities with any necessary information. You will have the right to revoke a Contract issued as an Individual Retirement Annuity under certain circumstances, as described in the section of this Prospectus entitled “Right to Return.”

The IRS imposes special information requirements with respect to IRAs and we will provide the necessary information for Contracts issued as Individual Retirement Annuities. If your Contract is issued in connection with an Individual Retirement Account, we have no information about the Account and you should contact the Account’s trustee or custodian.

The Coronavirus Aid, Relief and Economic Security (“CARES”) Act. The CARES Act waives the required minimum distribution rules for calendar year 2020 for (1) plans (including 401(k) plans) qualified under Code Section 401, (2)

defined contribution plans described in Code Sections 403(a) and 403(b), (3) eligible governmental defined contribution plans described in Code Section 457(b) and (4) Individual Retirement Accounts and Individual Retirement Annuities described in Code Section 408. In addition, distributions which are required to be made in calendar year 2020 by reason of a required beginning date occurring in such calendar year and such distribution not having been made before January 1, 2020 are also waived.

Roth Individual Retirement Arrangements. Section 408A of the Code permits certain eligible individuals to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a traditional IRA under Section 408 of the Code, contributions to a Roth IRA are not tax-deductible. Provided certain conditions are satisfied, distributions are generally tax-free. Like traditional IRAs, Roth IRAs are subject to limitations on contribution amounts and the timing of distributions. If you roll over from or convert a traditional IRA Contract into a Roth IRA Contract or your Individual Retirement Account that holds a Contract is converted to a Roth Individual Retirement Account, the fair market value of the Contract is included in taxable income. Under IRS regulations and Revenue Procedure 2006-13, fair market value may exceed the Contract’s account balance. Thus, you should consult with a qualified tax professional prior to any conversion. Distributions from a Roth IRA are generally not taxed, except that once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

If your Contract is a traditional Individual Retirement Annuity or is held by your traditional Individual Retirement Account and you convert such a traditional Annuity or Account to a Roth IRA, the IRS rules for determining the amount of your taxable income at the time of conversion include an amount based on the RMD actuarial present value requirements discussed below. Thus, your election of a Contract’s optional benefit could cause your taxable income upon conversion to be higher than it would be without such an election. Prior to electing to participate in (or, if applicable, prior to renewing your participation in) any optional living benefit or death benefit, you should consult with a qualified tax professional as to the possible effect of that benefit on conversion taxable income.

The IRS imposes special information requirements with respect to Roth IRAs and we will provide the necessary information for Contracts issued as Roth Individual Retirement Annuities. If your Contract is issued in connection with a Roth Individual Retirement Account, we have no information about the Account and you should contact the Account’s trustee or custodian.

Distributions and Withdrawals from Qualified Contracts. In most cases, all of the distributions you receive from a Qualified Contract will constitute fully taxable ordinary income. Also, a 10% penalty tax will apply to distributions prior to age 59 1/2, except in certain circumstances.

If you receive a distribution from a Qualified Contract used in connection with a qualified pension plan, from a tax-sheltered annuity, a governmental Code Section 457 plan or an IRA and roll over some or all of that distribution to a Qualified Contract, following the rules set out in the Code and IRS regulations, the portion of such distribution that is rolled over will not be includible in your income. An eligible rollover distribution from a qualified plan, tax-sheltered annuity or governmental Section 457 plan will be subject to 20% mandatory withholding as described below. Because the amount of the cash paid to you as an eligible rollover distribution will be reduced by this withholding, you will not be able to roll over the entire account balance into a Qualified Contract, unless you use other funds equal to the tax withholding to complete the rollover. Rollovers of IRA distributions are not subject to the 20% mandatory withholding requirement.

An eligible rollover distribution from a qualified plan, governmental Section 457 plan or tax-sheltered annuity is any distribution of all or any portion of the balance to the credit of an employee, except that the term does not include:

•	a distribution which is one of a series of substantially equal periodic payments made annually under a lifetime annuity or for a specified period of ten years or more;

•	any required minimum distribution; or

•	any hardship distribution.

Taxation of Qualified Death Benefit Proceeds. Generally, death benefits paid upon the death of a Participant are not life insurance benefits and will generally be includable in the income of the recipient.

If the Owner dies, distribution of the individual’s entire interest must be completed by December 31 of the calendar year containing the tenth anniversary of the Owner’s death unless an election is made to receive distributions in accordance with the following three distribution rules:

(1)

If, on the date of the Owner’s death, the Beneficiary is not more than ten years younger than the Owner or is “disabled” or “chronically ill” as either of those terms is defined under Federal Tax Laws, the death benefit may also be taken in the form of an annuity over the Beneficiary’s lifetime or life expectancy;

(2)

If the Beneficiary is the Owner’s child and under the age of majority on the date of the Owner’s death, the Beneficiary may elect to defer receipt of the death benefit for any period up to December 31st of the tenth year after reaching the age of majority, or take the death benefit in the form of an annuity over a period that does not extend beyond December 31st of the tenth year after reaching the age of majority; and

(3)

If the sole Beneficiary is the Owner’s surviving spouse, the spouse may treat the Contract as his or her own Qualified Contract. This election will be deemed to have been made if such surviving spouse makes a regular Contribution to the Contract, makes a rollover to or from such Contract, or fails to elect any of the above provisions.

If the Owner dies on or after the date annuity payments start, and before the entire interest in the Contract has been distributed, the Beneficiary must take any remaining payments over a period that does not extend beyond December 31st of the tenth year after your death. If, on the date of your death, the Beneficiary is your spouse, or is not more than ten years younger than you or is “disabled” or “chronically ill” as either of those terms is defined under Federal Tax Laws, this restriction does not apply. If the Beneficiary is your child and under the age of majority on the date of your death, the Beneficiary may take any remaining payments over a period that does not extend beyond December 31st of the tenth year after the Beneficiary attains the age of majority.

Withholding. In the case of an eligible rollover distribution (as defined above) from a Qualified Contract (other than from an IRA), we (or the plan administrator) must withhold and remit to the U.S. Government 20% of the distribution, unless the Participant or Payee elects to make a direct rollover of the distribution to another qualified retirement plan that is eligible to receive the rollover; however, a Beneficiary who is not the surviving spouse may elect a direct rollover only to a so-called inherited IRA that will be subject to the IRS distribution rules applicable to beneficiaries. In the case of a distribution from (i) a Non-Qualified Contract, (ii) an IRA, or (iii) a Qualified Contract where the distribution is not an eligible rollover distribution, we will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Participant or Payee provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold. The Participant or Payee may credit against his or her federal income tax liability for the year of distribution any amounts that we (or the plan administrator) withhold.

Tax Treatment of the Company and the Variable Account

As a life insurance company under the Code, we will record and report operations of the Variable Account separately from other operations. The Variable Account will not, however, constitute a regulated investment company or any other type of taxable entity distinct from our other operations. Under present law, we will not incur tax on the income of the Variable Account (consisting primarily of interest, dividends, and net capital gains) if we use this income to increase reserves under Contracts participating in the Variable Account.

Impact of Optional Living Benefit and Optional Death Benefits

For further discussion on the impact of the GLWB, see “Tax Issues Under the GLWB.”

Required Minimum Distributions. If your Contract is a Qualified Contract other than a Roth IRA, it is subject to certain lifetime required minimum distribution (RMD) requirements imposed by the Code and IRS regulations. If you were born before July 1, 1949, your required beginning date is April 1 of the calendar year following the calendar year in which you reach age 70 1⁄2. If you were born on or after July 1, 1949, your required beginning date is April 1 of the calendar year following the calendar year in which you reach age 72. For non-IRAs, distributions must begin no later than April 1 of the calendar year following the year in which you attain the applicable age or the date of retirement instead of age 72 if it is later. For that year, and each succeeding year, a distribution must be made on or before December 31.The RMD Amount for a distribution calendar year is generally calculated by dividing the Contract’s value as of 12/31 of the prior calendar year by the applicable distribution factor set forth in a Uniform Lifetime Table in the IRS regulation. The IRS’s RMD regulations provide that the annual RMD Amount is to be calculated based on the Contract Value as of 12/31 plus “the actuarial present value of any additional benefits” that are provided under your Contract (such as optional death and living benefits) which is also calculated as of 12/31. When we notify you yearly of the RMD Amount, we will inform you if the calculation included the actuarial present value of any additional benefits since such inclusion would have increased your RMD Amount. Because of the actuarial present value requirements, your initial election of a Contract’s optional benefit could cause your RMD Amount to be higher than it would be without such an election. Prior to electing to participate in any optional benefit, you should consult with a qualified tax professional as to the possible effect of that benefit on your yearly RMD Amounts.

You may take an RMD Amount calculated for a particular Individual Retirement Annuity from that Annuity or from any other IRA you may have established.

If you are subject to the RMD requirements while you are enrolled in the GLWB, any RMD Amount that you take from the Contract prior to the Income Start Date will reduce the amount of the benefit under the GLWB. This reduction could significantly reduce the value of the optional living benefit to you.

If you are subject to the RMD requirements while you are enrolled in a living benefit rider or an optional death benefit rider, any RMD Amount that you take from the Contract will reduce the value of your living benefit rider and optional death benefit rider and in the same proportion as the Contract Value is reduced by the partial withdrawal. The reduction in the value of your living benefit and optional death benefit may be more than the amount of the partial withdrawal. This reduction could significantly reduce the value of the optional living benefit rider and optional death benefit to you.

Prior to electing to participate in (or, if applicable, prior to renewing your participation in) any optional living benefit or death benefit, you should consult with a qualified tax professional as to the possible effect of RMD distributions on the benefits that might otherwise be available under any optional living benefit.

Definition of Spouse Under Federal Law

The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s death benefit and any joint-life coverage under an optional living benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a qualified tax professional for more information on this subject.

Federal Estate Taxes

While no attempt is being made to discuss the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Please consult a qualified estate planning professional for more information.

Generation-skipping Transfer Tax

Under certain circumstances, the Code may impose a “generation-skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner.

Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS. Please consult a qualified tax professional for more information.

Medicare Tax

Distributions from Non-Qualified Contracts will be considered “investment income” for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately.) Please consult a qualified tax professional for more information.

Tax Cuts and Jobs Act of 2017

On December 22, 2017, the Tax Cuts and Jobs Act was enacted that included a broad range of tax reforms affecting businesses and individuals, including certain provisions related to contract owner tax reporting (effective after January 1, 2018). Please consult a qualified tax professional for more information.

Annuity Purchases by Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax professional regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a qualified tax professional with respect to legislative developments and their effect on the Contract.

ADMINISTRATION OF THE CONTRACT

Delaware Life Insurance Company administers the Contracts. Its administrative offices are located at 1601 Trapelo Road, Suite 30, Waltham, MA 02451. Administrative functions may also be located at the Service Address. Administrative functions include maintaining the books and records of the Variable Account and the Subaccounts; maintaining records of Owner(s)’ address, taxpayer identification number, Contract number; processing Applications, Purchase Payments, transfers, death benefits, living benefits, full surrenders and partial withdrawals; issuing Contracts; administering annuity payments; furnishing accounting and valuation services; reconciling and depositing cash receipts; providing confirmations; and furnishing telephonic transfer services.

Business Disruption and Cyber Security Risks

We rely on technology, including digital communications and data storage networks and systems, to conduct our variable product business activities. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our service providers and other business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure and cyber-attacks. We have established administrative and technical controls and cyber security plans, including a business continuity plan, to identify and protect our operations against business interruption and/or cyber security breaches. Despite these controls, a cyber security breach could have a material, negative impact on the Company and the Variable Account, as well as on you and your Contract. Our operations also could be negatively affected by a cyber security breach impacting a third party, such as a governmental or regulatory authority, a service provider or another participant in the financial markets. Operational and information security risks include, among other things, the theft, misuse, corruption, and destruction of data maintained online or digitally, interference with or denial of service, attacks on our website and other operational disruption, interruptions of service resulting from natural disasters, and unauthorized release of confidential customer information. Cyber security breaches may interfere with our processing of Contract transactions, including the processing of orders, impact our ability to calculate Variable Accumulation Unit values, cause the release or possible destruction of your confidential information or business information, impede order processing or cause other operational issues, subject us and/or our service providers and intermediaries to regulatory fines, litigation, and financial losses and/or cause reputational damage. Cyber security breaches may also impact the Funds and the issuers of securities in which the Funds invest, which may cause the Funds to lose value. There can be no assurance that we or the Funds will always be able to avoid cyber security risks.

In addition, we are also exposed to risks related to natural and man-made disasters and catastrophes, such as (but not limited to) storms, fires, floods, earthquakes, public health crises, malicious acts, and terrorist acts, any of which could adversely affect our ability to conduct business. A natural or man-made disaster or catastrophe, including a pandemic (such as COVID-19), could affect the ability of our employees or the employees of our service providers to perform their job responsibilities. In the event our employees and/or the employees of our service providers are required to work remotely, those remote work arrangements could result in our business operations being less efficient than under normal circumstances and could lead to delays in our processing of Contract-related transactions, including orders from Contract owners. Catastrophic events may negatively affect the computer and other systems on which we rely, impact our ability to calculate the Variable Accumulation Unit values, or have other possible negative impacts. There can be no assurance that we, our service providers, or the Funds will be able to avoid negative impacts associated with natural and man-made disasters and catastrophes.

The COVID-19 pandemic to date has led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health-focused safety measures across the United States and in other countries. Some of these responses may increase the risk to the Company and the Variable Account of cyber security breaches or other forms of business disruption in ways that are currently unpredictable. Although we continually make efforts to identify and reduce our exposure to these risks, there is considerable uncertainty around both the severity and duration of the COVID-19 outbreak and, for that reason, the future financial and other impacts of the pandemic on the Company cannot reasonably be estimated at this time.

DISTRIBUTION OF THE CONTRACT

Contracts are sold by licensed financial professionals in those states where the Contract may be lawfully sold. Such financial professionals will be registered representatives of affiliated or unaffiliated broker-dealer firms (the “Selling Broker-Dealers”) registered under the Securities Exchange Act of 1934 that are members of the Financial Industry Regulatory Authority (“FINRA”) and that have entered into selling agreements with the Company and the general distributor, Clarendon Insurance Agency, Inc. (“Clarendon”), 1601 Trapelo Road, Suite 30, Waltham, Massachusetts 02451. Clarendon is a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of FINRA.

The Company pays the Selling Broker-Dealers compensation for the promotion and sale of the Contract. The financial professionals who solicit sales of the Contract typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their financial professional. This compensation is not paid directly by the Owner or the Variable Account. The Company intends to recoup this compensation through fees and charges imposed under the Contract, and from profits on payments received by the Company for providing administrative, marketing, and other support services to the Funds.

The amount and timing of commissions paid to Selling Broker-Dealers may vary depending on the selling agreement but is not expected to be more than 7.00% of Purchase Payments, and 1.25% annually of the Owner’s Contract Value. The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations, and this compensation may be significant in amount. The Company also pays compensation to wholesaling broker-dealers or other firms or intermediaries in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the financial professionals of the Selling Broker-Dealers. This compensation may be significant in amount and may be based on a percentage of Purchase Payments and/or a percentage of Contract Value and/or may be a fixed dollar amount.

In addition to the compensation described above, the Company may make additional cash payments, in certain circumstances referred to as “override” compensation, or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support. These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level and type of marketing and distribution support provided. Marketing and distribution support services may include, among other services, placement of the Company’s products on the Selling Broker-Dealers’ preferred or recommended list, access to the Selling Broker-Dealers’ financial professionals for purposes of promoting sales of the Company’s products, assistance in training and education of the financial professionals, and opportunities for the Company to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer’s actual or expected aggregate sales of our variable contracts (including the Contract) or assets held within those contracts and/or may be a fixed dollar amount. Broker-dealers receiving these additional payments may pass on some or all of the payments to the financial professional. The prospect of receiving, or the receipt of additional compensation as described above may provide Selling Broker- Dealers with an incentive to favor sales of the Contracts over other variable annuity contracts (or other investments) with respect to which the Selling Broker-Dealer does not receive additional compensation, or lower levels of additional compensation. You should take such payment arrangements into account when considering and evaluating any recommendation relating to the Contracts.

In addition to selling our variable contracts (including the Contract), some Selling Broker-Dealers or their affiliates may have other business relationships with the Company. Those other business relationships may include, for example, reinsurance agreements pursuant to which an affiliate of the Selling Broker-Dealer provides reinsurance to the Company relative to some or all of the Contracts or other variable policies issued by the Company or its affiliates. The potential profits for a Selling Broker-Dealer or its affiliates (including its financial professionals) associated with such reinsurance arrangements could be significant in amount and could indirectly provide incentives to the Selling Broker-Dealer and its financial professionals to recommend products for which they provide reinsurance over similar products which do not result in potential reinsurance profits to the Selling Broker-Dealer or its affiliate. The operation of an individual contract is not affected by whether the policy is subject to a reinsurance arrangement between the Company and an affiliate of the Selling Broker-Dealer.

As discussed in the preceding paragraphs, the Selling Broker-Dealer may receive numerous forms of payments that, directly or indirectly, provide incentives to, and otherwise facilitate and encourage the offer and sale of the Contracts by, Selling Broker-Dealers and their financial professionals. Such payments may be greater or less in connection with the Contracts than in connection with other products offered and sold by the Company or by others. Accordingly, the payments described above may create a potential conflict of interest, as they may influence your Selling Broker-Dealer or financial professional to present a Contract to you instead of (or more favorably than) another product or products that might be preferable to you.

You should ask your financial professional for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with your purchase of a Contract.

Commissions may be waived or reduced in connection with certain transactions described in this Prospectus under the heading “Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates.” During 2019, no commissions were paid by Delaware Life Insurance Company on behalf of Clarendon in connection with the distribution of the Contracts.

AVAILABLE INFORMATION

The Company and the Variable Account have filed with the SEC a registration statement under the Securities Act of 1933 relating to the Contracts. For further information regarding the Variable Account, the Company and the Contracts, please refer to the registration statement and its exhibits.

The SEC maintains a website (www.sec.gov) that contains the SAI and other information filed electronically by Delaware Life concerning the Contract, the optional living and death benefit riders, and the Variable Account. You also can inspect and copy this information and our registration statements at the SEC’s public reference facilities at the following location: 100 F Street, N.E., Washington, D.C. 20549-0102, telephone (800) SEC-0330. The SEC’s public reference room will also provide copies by mail for a fee.

STATE REGULATION

The Company is subject to the laws of the State of Delaware governing life insurance companies and to regulation by the Commissioner of Insurance of Delaware. An annual statement is filed with the Commissioner of Insurance on or before March 1st in each year relating to the operations of the Company for the preceding year and its financial condition on December 31st of such year. Its books and records are subject to review or examination by the Commissioner or his/her agents at any time and a full examination of the Company’s operations is conducted at periodic intervals.

The Company is also subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed to operate. The laws of the State of Delaware and the various jurisdictions establish supervisory agencies with broad administrative powers with respect to licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. Each insurance company is required to file detailed annual reports with supervisory agencies in each of the jurisdictions in which it does business and its operations and accounts are subject to examination by such agencies at regular intervals.

In addition, many states regulate affiliated groups of insurers, such as the Company and its affiliates, under insurance holding company laws. Under such laws, inter-company transfers of assets and dividend payments by insurance companies may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial positions of the companies involved. Such insurance holding company laws protect the Company’s ability to pay all guaranteed contract benefits, including any optional living benefits and death benefits. Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments of the Company under these laws cannot be reasonably estimated. However, most of these laws do provide that an assessment may be excused or deferred if it would threaten an insurer’s own financial strength and many permit the deduction of all or a portion of any such assessment from any future premium or similar taxes payable. A state’s assessment on insurers in connection with the state guaranty fund would not affect the Company’s obligation to pay guaranteed contract benefits, including any optional living benefits and death benefits. If an assessment were so large as to affect the Company’s own ability to meet its obligations, then the provisions to excuse, defer, or offset such assessment would allow the Company to pay guaranteed contract benefits.

Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

LEGAL PROCEEDINGS

The Company, like other insurance companies, is involved in lawsuits, including class action lawsuits. Although the outcome of any litigation cannot be predicted with certainty, Delaware Life Insurance Company believes that, at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account, on the ability of Clarendon Insurance Agency, Inc. to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information relating to the Variable Account and Delaware Life, such as:

Delaware Life Insurance Company and Delaware Life Variable Account F	2
Distribution of the Contract	2
Performance Information	3
Annuity Payments	4
Custodian	5
Experts	5
Financial Statements	5

APPENDIX A

STATE LAW VARIATIONS

Right to Examine and Cancel

California, Florida, and North Dakota only

You may return and cancel your Contract within 10 days after receiving it (30 days if replacement or any longer period as may be required by applicable law).

The following states permit a longer period than 10 days after receiving your Contract for you to examine and cancel your Contract.

California-30 days (once approved)

Florida-21 days

North Dakota-20 days

Terminal Illness Withdrawal Charge Waiver (“TIW”)

South Dakota only

Under the TIW endorsement, we reserve the right to require a second opinion concerning the character and the extent of the Terminal Illness for which a claim is made and to have you examined by a Licensed Physician of our choosing and at our expense. However, for Contracts issued in South Dakota, a second opinion is at our expense and the Licensed Physician must be mutually acceptable to you and the Company.

Guarantee Periods

Florida only

For Contracts issued in Florida, the Company will offer a one-year Guarantee Period only for the duration of your Contract.

GLWBs

Florida only

To determine the maximum Withdrawal Benefit Base of $5,000,000 for Contracts issued in Florida, the Company will not aggregate the Withdrawal Benefit Base with the withdrawal benefit bases of other variable annuity contracts owned by you that have been issued by us or our affiliates.

APPENDIX B

EXAMPLES OF WITHDRAWALS, SURRENDERS, AND WITHDRAWAL CHARGES

Example of Full Withdrawal (assumed to occur on the first day of each Contract Year):

	Contract Year	Purchase Payments	Hypothetical Contract Value Beginning of Year	Free Withdrawal Amount	Purchase Payment Subject to Withdrawal Charge	Withdrawal Charge Percentage	Withdrawal Charge Amount
(a)	1	40,000	40,000	4,000	36,000	8%	2,880
	2	-	42,000	4,200	37,800	7%	2,646
	3	-	45,000	4,500	40,000	6%	2,400
(b)	4	-	50,000	5,000	40,000	6%	2,400
	5	-	55,000	5,500	40,000	5%	2,000
	6	-	60,000	6,000	40,000	4%	1,600
	7	-	70,000	7,000	40,000	3%	1,200
(c)	8	-	75,000	7,500	0%	0%	-

(a)

The Free Withdrawal Amount in any Contract Year is equal to 10% of the Contract Value on the last Contract Anniversary prior to the withdrawal. In Contract Year 1, the Free Withdrawal Amount is 10% of the Purchase Payment because this example assumes no Required Minimum Distribution is applicable.

(b)	In Contract Year 4, the Free Withdrawal Amount is $5,000 which equals 10% of $50,000. On a full withdrawal, the amount subject to a Withdrawal Charge is $40,000.

(c)

In Contract Year 8, the Free Withdrawal Amount is $7,500 which is 10% of $75,000. On a full withdrawal, the amount subject to a Withdrawal Charge is $0 since the Purchase Payment amount subject to the Withdrawal Charge equals $0.

Example of Partial Withdrawal:

Contract Year	Purchase Payments	Hypothetical Contract Value Beginning of Year	Hypothetical Contract Value before Withdrawal	Amount of Withdrawal	Remaining Free Withdrawal Amount After Withdrawal	Amount of Withdrawal Subject to Withdrawal Charge	Withdrawal Charge Percentage	Withdrawal Charge Amount	Hypothetical Contract Value after Withdrawal
1	40,000	40,000	41,000	-	4,000	-	8%	-	41,000
2	-	42,000	42,000	-	4,200	-	7%	-	42,000
3	-	45,000	50,000	-	4,500	-	6%	-	50,000
(a) 4	-	50,000	50,000	4,000	1,000	-	6%	-	46,000
(b) 4	-	50,000	46,000	5,000	-	4,000	6%	240	41,000
(c) 4	-	50,000	41,000	6,000	-	6,000	6%	360	35,000
(d) 4	-	50,000	35,000	35,000	-	30,000	6%	1,800	-

(a)	In Contract Year 4, the Free Withdrawal amount is $5,000 which equals 10% of $50,000. The partial withdrawal amount of $4,000 is less than the Free Withdrawal Amount, so there is no Withdrawal Charge.

(b)

Since a partial withdrawal of $4,000 was taken, the remaining Free Withdrawal Amount in Contract Year 4 is $5,000 - $4,000 = $1,000. Therefore $1,000 of the $5,000 withdrawal is not subject to a Withdrawal Charge, and $4,000 is subject to a Withdrawal Charge. Of the $9,000 withdrawn to date, $5,000 was attributable to the Free Withdrawal Amount and $4,000 was subject to a Withdrawal Charge.

(c)

Since partial withdrawals of $9,000 were taken, the remaining Free Withdrawal Amount in Contract Year 4 is $0; therefore all $6,000 is subject to a Withdrawal Charge. Of the $15,000 withdrawn to date, $5,000 has been from the Free Withdrawal Amount and $10,000 was subject to a Withdrawal Charge.

(d)

The remaining $35,000 is withdrawn. The Withdrawal Charge is 6% of $30,000 = $1,800. The amount subject to a Withdrawal Charge is $30,000 which represents total Purchase Payments not already withdrawn. The total Contract Year 4 Withdrawal Charge is $2,400 which is the same amount that was assessed for a full withdrawal in Contract Year 4 in the Full Withdrawal example.

APPENDIX C -

EXAMPLES OF CALCULATION OF FREE WITHDRAWAL AMOUNT

Contract Year	Purchase Payments	Hypothetical Contract Value Beginning of Year	Hypothetical Contract Value before Withdrawal	Free Withdrawal Amount	Amount of Withdrawals	Remaining Free Withdrawal Amount After Withdrawal	Hypothetical Contract Value after Withdrawal
1	100,000	100,000	110,000	10,000	-	-	110,000
2	-	110,000	110,000	11,000	-	11,000	110,000
3	-	110,000	150,000	11,000	-	11,000	150,000
(a) 4	-	150,000	165,000	15,000	15,000	-	150,000
(b) 4	40,000	150,000	190,000	-	-	-	190,000
5	-	190,000	190,000	19,000	-	19,000	190,000
6	-	190,000	190,000	19,000	-	19,000	190,000
7	-	190,000	190,000	19,000	-	19,000	190,000
(c) 8	-	190,000	190,000	19,000	-	19,000	190,000
(d) 8	20,000	190,000	210,000	19,000	-	19,000	210,000
(d) 8	-	190,000	210,000	19,000	18,000	1,000	192,000

(a)

In Contract Year 4, a request for the entire Free Withdrawal Amount is received. The Free Withdrawal Amount of $15,000, equals 10% of $150,000, which was the Contract Value on the last Contract Anniversary prior to the withdrawal.

(b)

Later in Contract Year 4, an additional Purchase Payment of $40,000 is made. However, because the Free Withdrawal Amount is based on the Contract Value as of the last Contract Anniversary and the full Free Withdrawal Amount has already been withdrawn, there is no additional Free Withdrawal Amount available from the additional Purchase Payment.

(c)

In Contract Year 8, a request for a partial withdrawal is received. The Free Withdrawal Amount of $19,000, equals 10% of $190,000, which was the Contract Value on the last Contract Anniversary prior to withdrawal.

(d)

Later in Contract Year 8, an additional Purchase Payment of $20,000 is received. However, because the Free Withdrawal Amount is based on the Contract Value on the last Contract Anniversary, there is no additional Free Withdrawal Amount available from the subsequent Purchase Payment.

APPENDIX D -

CONDENSED FINANCIAL INFORMATION

[To be provided by amendment.]

Fund	Year	Price Level	Accumulation Unit Value Beginning of Year (USD)	Accumulation Unit Value End of Year (USD)	Number of Accumulation Units End of Year

To:	Delaware Life Insurance Company
P.O. Box 80428
Indianapolis, IN 46280

Please send me a Statement of Additional Information for
Delaware Life Accelerator Prime Variable AnnuitySM
Delaware Life Variable Account F.

Name:

Address:

City:	State:	Zip Code:

Telephone:

PART B

DELAWARE LIFE ACCELERATOR PRIME VARIABLE ANNUITYSM

Flexible Payment Deferred Variable Annuity Contracts

DELAWARE LIFE VARIABLE ACCOUNT F (the “Variable Account”)

a separate account of

DELAWARE LIFE INSURANCE COMPANY

P.O. Box 80428, Indianapolis, IN 46280

STATEMENT OF ADDITIONAL INFORMATION

                , 2020

The Statement of Additional Information (“SAI”) is not a prospectus. Terms used in this SAI have the same meanings as are defined in the Delaware Life Accelerator Prime Variable AnnuitySM Prospectus (the “Prospectus”). Much of the information contained in this SAI expands upon subjects discussed in the Prospectus. Therefore, this SAI should be read in conjunction with the Prospectus, dated                 , 2020, which may be obtained without charge by calling (800) 374-3714 or writing to Delaware Life Insurance Company, P.O. Box 80428, Indianapolis, IN 46280.

1

DELAWARE LIFE INSURANCE COMPANY AND

DELAWARE LIFE VARIABLE ACCOUNT F

Group One Thousand One, LLC, is Delaware Life’s immediate corporate parent. Group One Thousand One, LLC, is ultimately controlled by Mark R. Walter. Mr. Walter ultimately controls Delaware Life through the following intervening companies: Group One Thousand One, LLC, Delaware Life Holdings Parent LLC, Delaware Life Holdings Parent II, LLC, and DLICM, LLC. The nature of the business of Mr. Walter and these intervening companies is investing in companies engaged in the business of life, health, and property and casualty insurance.

The assets of the Variable Account are the exclusive property of Delaware Life. Registration of the Variable Account under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies of the Variable Account or of Delaware Life by the Securities and Exchange Commission. Delaware Life may accumulate in the Variable Account proceeds from charges under the Delaware Life Accelerator Prime Variable AnnuitySM (the “Contracts”) and other amounts in excess of the Variable Account assets representing reserves and liabilities under the Contract and other variable annuity contracts issued by Delaware Life. Delaware Life may from time to time transfer to its general account any of such excess amounts. Under certain remote circumstances, the assets of one Subaccount may not be insulated from liability associated with another Subaccount.

DISTRIBUTION OF THE CONTRACT

We offer the Contract on a continuous basis through the general distributor and principal underwriter of the Contracts, Clarendon Insurance Agency, Inc. (“Clarendon”). Clarendon is registered with the Securities and Exchange Commission (“SEC”) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Contract is sold by registered representatives of broker-dealers who have entered into selling agreements with Delaware Life and Clarendon. Clarendon also acts as the general distributor of certain other annuity and variable life insurance contracts issued by Delaware Life and its subsidiary, Delaware Life Insurance Company of New York. Clarendon’s principal business address is 1601 Trapelo Road, Suite 30, Waltham, MA 02451.

Underwriting and distribution costs are borne directly by Delaware Life. Clarendon is not directly compensated for distribution of the Contracts. Delaware Life reimburses Clarendon for the cost of distribution services for the Contract. The reimbursement includes direct and directly allocable expenses for the distribution services and expenses for direct overhead.

The allocable expenses and overhead charges shall include, without limitation: all necessary examination and registration fees and other expenses of any type incurred by Clarendon with respect to the registration with FINRA of individuals employed by or otherwise associated with Delaware Life; all necessary training and continuing education expenses incurred by Clarendon with respect to FINRA-registered individuals who are employed by or otherwise associated with Delaware Life; all filing fees incurred by Clarendon with respect to the filing with FINRA of sales and advertising material for the Contracts; salaries and payroll taxes for personnel performing distribution services; license and registration fees; equipment and supplies; computer charges; consulting, accounting and legal fees; travel expenses; rent and other reasonable and customary business overhead charges; and all other charges, costs, and expenses reasonably incurred in connection with providing the distribution services. In addition to commissions, Delaware Life may, from time to time, pay or allow additional promotional incentives, in the form of cash or other non-cash compensation. Delaware Life reserves the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum numbers of Contracts or other contracts offered by Delaware Life. Promotional incentives may change at any time.

Total commissions paid on behalf of Clarendon by Delaware Life in connection with other contracts issued through the Variable Account during 2017, 2018 and 2019 were approximately $72,466,231, $65,608,771, and                          respectively.

2

Performance Information

From time to time our advertising and other promotional material may quote the performance (yield and total return) of a Subaccount. In addition, our reports or other communications to current or prospective contract owners may also quote the yield on total return of a Subaccount. Quoted results are based on past performance and reflect the performance of all assets held in that Subaccount for the stated time period. QUOTED RESULTS ARE NEITHER AN ESTIMATE NOR A GUARANTEE OF FUTURE INVESTMENT PERFORMANCE, AND DO NOT REPRESENT THE ACTUAL EXPERIENCE OF AMOUNTS INVESTED BY ANY PARTICULAR CONTRACT OWNER.

Total Returns

A Subaccount may advertise its “average annual total return” over various periods of time. “Total return” represents the percentage change in value of an investment in the Subaccount from the beginning of a measuring period to the end of that measuring period. “Annualized” total return assumes that the total return achieved for the measuring period is achieved for each such period for a full year. “Average annual” total return is computed in accordance with a standard method prescribed by the SEC.

Currently, we intend to advertise Subaccount historical total return performance beginning from the Variable Account’s inception on July 13, 1989, as follows: Total return performance is the percentage change in the Accumulation Unit Value based on the performance of a Subaccount over a period, usually 1, 5 and 10 years and since the Fund inception date, by dividing the increase or decrease in value for that unit at the end of the period by the Accumulation Unit Value at the beginning of the period. We may also show total return performance for shorter or longer periods than 1, 5 and 10 years. Total return performance will reflect the Variable Account charges, the underlying Fund expenses, the Annual Contract charge, and any Withdrawal Charge. Total return performance will not include any optional death benefit and living benefit charges. The deduction of the optional death benefit and living benefit charges will reduce any performance increase or make greater any performance decrease.

Non-Standardized Performance

We also advertise hypothetical total return performance for the Subaccounts before the inception of the Variable Account and may advertise other non-standardized performance total return. Non-standardized performance total return will be accompanied by standardized performance total return.

Calculation of Total Return and Yield

We will calculate the total return and yield performance of each Subaccount in accordance with the Securities Act of 1933, the Investment Company Act of 1940, and FINRA requirements.

Calculation of Total Return

For certain year periods, we calculate the average annual total return according to the following formula:

P(1+T)n = ERV

Where:

	P	=	a hypothetical initial payment of $1,000

	T	=	average annual total return

	n	=	number of years

ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the year period(s) at the end of the year period(s) (or fractional portion thereof).

3

Calculation of Yield for Non-Money Market Fund Subaccounts

We calculate yield on a thirty-day period by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

YIELD	=	2	[	(a - b + 1)[6] - 1	]
cd

Where:

	a	=	net investment income earned during the period by the Fund attributable to Subaccount shares.

	b	=	expenses accrued for the period (net of reimbursements).

	c	=	the average daily number of units outstanding during the period.

	d	=	the maximum Accumulation Unit Value on the last day of the period.

Any performance advertising of yield for the non-Money Market Fund Subaccounts will be accompanied by the standardized total return for the Subaccount.

Calculation of Yield and Effective Yield for the MFS® U.S. Government Money Market Portfolio, Service Class Subaccount (Money Market Fund Subaccount)

We calculate the yield of the Money Market Fund Subaccount for a 7-day period by determining the net change in value of a hypothetical investment in the Money Market Fund Subaccount. We assume the following. There is an investment equal to one share on Day 1. We then determine the value of the hypothetical investment in the Money Market Fund Subaccount on Day 7. The Day 7 value minus the Day 1 value is the net change in value for the hypothetical investment in the Money Market Fund Subaccount. The net change in value divided by Day 1 value give us the 7-day return for the hypothetical investment in the Money Market Fund Subaccount. We multiply the 7-day return by 365/7 to determine the annual return. The effective yield calculation is similar, except we assume all returns or interest are reinvested for the period in the Money Market Fund Subaccount. For yield and effective yield, we carry the results to the nearest one hundredth of one percent.

Any performance advertising of yield and effective yield for the Money Market Fund Subaccount will be accompanied by the standardized total return for the Subaccount.

Other Performance Information

Delaware Life may also distribute sales material which compares the performance of the Contract’s Accumulation Unit Values with the unit values of other variable annuities not issued by us. Such information will be derived from Morningstar. The rankings of these third-party issuers may not reflect the deduction of the same Contract fees and charges. In addition, we may advertise Delaware Life’s credit rating by nationally recognized statistical rating organizations such as AM Best and Standard and Poor’s. From time to time, we may also advertise comparisons such as tax-deferred compounding charts and other hypothetical illustrations, which may include comparisons of taxable and tax-deferred investments. We may also use illustrations showing how the GLWBs, the GMAB Benefit, HAV Death Benefit and ROP Death Benefit work with historical performance of the Subaccounts or a hypothetical rate of return.

ANNUITY PROVISIONS

During the Accumulation Phase, you may at any time elect an Annuity Income Date to begin receiving payments under any available Annuity Option. On the Annuity Income Date, the Company will apply the Contract Value, less any applicable premium tax or similar tax, to an Annuity Option.

The Income Phase of your Contract begins on the Annuity Income Date when we make the first annuity payment.

4

Currently, only Fixed Annuity Options are available under the Contract.

See “Income Phase - Annuitization Provisions” in the Prospectus.

CUSTODIAN

Delaware Life is the Custodian of the assets of the Variable Account. Its custodial services are at located at 1601 Trapelo Road, Suite 30, Waltham, MA 02451 and 301 Pennsylvania Pkwy, Suite 100, Indianapolis, IN 46280. The assets of the Variable Account are kept physically segregated and held separate and apart from the general account of Delaware Life. We will purchase Fund shares at net asset value in connection with amounts allocated to the Subaccounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for annuity reserves held in the Variable Account, if any.

EXPERTS

[To be filed by amendment]

FINANCIAL STATEMENTS

[To be filed by amendment]

5

PART C

OTHER INFORMATION

Item 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)	The following Financial Statements are included in the Registration Statement:

A.	Condensed Financial Information[1]

B.	Financial Statements of the Depositor[1]

C.	Financial Statements of the Registrant[1]

(b)	The following Exhibits are incorporated in the Registration Statement by reference unless otherwise indicated:

(1)	Resolution of Board of Directors of the Depositor dated December 3, 1985 authorizing the establishment of the Registrant (Incorporated herein by reference to the Registration Statement on Form N-4, File No. 333-37907, filed on October 14, 1997); Exhibit (1)

(2)	Not Applicable.

(3)(b)(i)	Principal Underwriter’s Agreement by and between Sun Life Assurance Company of Canada (U.S.) and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 16 to the Registration Statement on Form N-4, File No. 333-83364, filed on or about April 28, 2009); Exhibit (3)(b)(i)

(3)(b)(ii)	Amendment No. 1 to Principal Underwriter’s Agreement by and between Sun Life Assurance Company of Canada (U.S.) and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 16 to the Registration Statement on Form N-4, File No. 333-83364, filed on or about April 28, 2009); Exhibit (3)(b)(ii)

(3)(b)(iii)	Amendment No. 2 to Principal Underwriter’s Agreement by and between Sun Life Assurance Company of Canada (U.S.) and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Registration Statement of Delaware Life Variable Account I on Form N-6, File No. 333-100829, filed on April 27, 2010); Exhibit (3)(b)(iii)

(3)(b)(iv)	Amendment No. 3 to Principal Underwriter’s Agreement by and between Sun Life Assurance Company of Canada (U.S.) and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Registration Statement of Delaware Life Variable Account I on Form N-6, File No. 333-100829, filed on April 27, 2010); Exhibit (3)(b)(iv)

(3)(c)(i)	Form of Sales Operations and General Agent Agreement (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No., 333-225901 filed on April 26, 2019); Exhibit (3)(c)(i)

(4)(a)	Form of Flexible Payment Individual Deferred Variable Annuity Contract (Incorporated herein by reference to the Registration Statement on Form N-4, File No., 333-225901 filed on June 27, 2018); Exhibit (4)(a)

(4) (a)(i)	Form of Contract Specifications (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No., 333-225901 filed on October 1, 2018); Exhibit (4)(a)(i)

(4)(b)	Form of Guaranteed Lifetime Withdrawal Benefit Rider (Income Boost GLWB Rider) to Flexible Payment Individual Deferred Variable Annuity Contract[1]

(4)(b)(i)	Form of Additional Benefit Specifications for Income Boost GLWB Rider[1]

(4)(c)	Form of Guaranteed Lifetime Withdrawal Benefit Rider (Income Control GLWB Rider) to Flexible Payment Individual Deferred Variable Annuity Contract[1]

(4)(c)(1)	Form of Additional Benefit Specifications for Income Control GLWB Rider[1]

4(d)	Form of Guaranteed Minimum Accumulation Benefit Rider to Flexible Payment Individual Deferred Variable Annuity Contract[1]

(4)(d)(i)	Form of Additional Specifications for Guaranteed Minimum Accumulation Benefit Rider[1]

(4)(e)	HAV Death Benefit Rider to Flexible Payment Individual Deferred Variable Annuity Contract[1]

(4)(e)(i)	Form of Additional Benefit Specifications HAV Death Benefit Rider[1]

(4)(f)	ROP Death Benefit Rider to Flexible Payment Individual Deferred Variable Annuity Contract[1]

(4)(f)(i)	Form of Additional Benefit Specifications for ROP Death Benefit Rider[1]

(4)(g)	Nursing Home Waiver Endorsement to Flexible Payment Individual Deferred Variable Annuity Contract (Incorporated herein by reference to the Registration Statement on Form N-4, File No., 333-225901 filed on June 27, 2018); Exhibit (4)(g)

(4)(h)	Terminal Illness Waiver Endorsement to Flexible Payment Individual Deferred Variable Annuity Contract (Incorporated herein by reference to the Registration Statement on Form N-4, File No., 333-225901 filed on June 27, 2018); Exhibit (4)(h)

(5)	Form of Application to be used with to Flexible Payment Individual Deferred Variable Annuity Contract[1]

(6)(a)	Certificate of Incorporation of the Depositor (Incorporated herein by reference to Post-Effective Amendment No. 51 to the Registration Statement on Form N-4, File No. 333-83516, filed on August 11, 2014); Exhibit (6)(a)

(6)(b)	By-Laws of the Depositor (Incorporated herein by reference to Post-Effective Amendment No. 51 to the Registration Statement on Form N-4, File No. 333-83516, filed on August 11, 2014); Exhibit (6)(b)

(7)	Not Applicable.

(8)	Participation Agreements

(8)(a)	Participation Agreement, dated May 1, 2001, as amended through March 26, 2018, by and among Delaware Life Insurance Company, Clarendon Insurance Agency, Inc., AllianceBernstein L.P. and AllianceBernstein Investments, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-225901 filed on October 1, 2018); Exhibit (8)(a)

(8)(b)	Participation Agreement, dated February 17, 1998, as amended through September 18, 2014, by and among Delaware Life Insurance Company, Clarendon Insurance Agency, Inc., AIM Variable Insurance Funds (Invesco Variable Insurance Funds) and Invesco Distributors, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-225901 filed on October 1, 2018): Exhibit (8)(b)

(8)(c)	Participation Agreement, dated October 1, 2008, as amended through May 7, 2018, by and among Delaware Life Insurance Company and Delaware Life Insurance Company of New York, American Funds Insurance Series, and Capital Research and Management Company (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-225901 filed on October 1, 2018): Exhibit (8)(c)

(8)(d)	Participation Agreement, dated May 13, 2004 as amended through June 19, 2018, by and among Delaware Life Insurance Company and Delaware Life Insurance Company of New York, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC, and BlackRock Investments, LLC (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-225901 filed on October 1, 2018); Exhibit (8)(d)

(8)(e)	Participation Agreement, dated April 26, 2013, as amended through July 1, 2018, by and among Delaware Life Insurance Company, Delaware Life Insurance Company of New York, Delaware Life Insurance and Annuity Company (Bermuda) Ltd., Columbia Funds Variable Insurance Trust, Columbia Management Investment Advisers, LLC, and Columbia Management Investment Distributors, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-225901 filed on October 1, 2018); Exhibit (8)(e)

(8)(f)	Participation Agreement, dated September 27, 2018, by and among Goldman Sachs Variable Insurance Trust and Goldman Sachs & Co. LLC, dated September 27, 2018 (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-225901 filed on October 1, 2018); Exhibit (8)(f)

(8)(g)	Participation Agreement, dated April 24, 2009, as amended through May 29, 2018, by and among Delaware Life Insurance Company of New York and Delaware Life Insurance Company, JPMorgan Insurance Trust and J. P. Morgan Investment Management Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-225901 filed on October 1, 2018); Exhibit (8)(g)

(8)(h)	Participation Agreement, dated December 3, 2007, as amended through May 1, 2018, by and among Delaware Life Insurance Company, Delaware Life Insurance Company of New York, Lazard Asset Management Securities LLC, and Lazard Retirement Series, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-225901 filed on October 1, 2018); Exhibit (8)(h)

(8)(i)	Participation Agreement, dated February 17, 1998, as amended through August 2, 2018, by and among Delaware Life Insurance Company and Delaware Life Insurance Company of New York, Legg Mason Partners Fund Advisor, LLC, Legg Mason Partners Variable Equity Trust and Legg Mason Partners Variable Income Trust (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-225901 filed on October 1, 2018); Exhibit (8)(i)

(8)(j)	Participation Agreement, dated February 17, 1998, as amended through July 23, 2018, by and among Delaware Life Insurance Company, Delaware Life Insurance Company of New York, Lord Abbett Series Fund, Inc. and Lord, Abbett & Co. LLC (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No., 333-225901 filed on October 1, 2018); Exhibit (8)(j)

(8)(k)	Participation Agreement, dated December 1, 2012, as amended through September 8, 2014, by and among Delaware Life Insurance Company of New York and Delaware Life Insurance Company, MFS Variable Insurance Trusts I, II and III, and MFS Fund Distributors, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No., 333-225901 filed on October 1, 2018); Exhibit (8)(k)

(8)(l)	Participation Agreement, dated May 1, 2004, as amended through June 5, 2018, by and among Delaware Life Insurance Company, The Morgan Stanley Variable Insurance Fund, Inc., Morgan Stanley Investment Management Inc. and Morgan Stanley Distribution, Inc (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No., 333-225901 filed on October 1, 2018); Exhibit (8)(l)

(8)(m)	Participation Agreement, dated September 16, 2002, as amended through September 17, 2014, by and among Delaware Life Insurance Company, Delaware Life Insurance Company of New York, PIMCO Variable Insurance Trust and PIMCO Investments (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No., 333-225901 filed on October 1, 2018); Exhibit (8)(m)

(8)(n)	Participation Agreement, dated August 1, 2011, as amended through May 16, 2018, by and among Delaware Life Insurance Company of New York and Delaware Life Insurance Company, Putnam Variable Trust and Putnam Retail Management Limited Partnership (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-225901 filed on October 1, 2018); Exhibit (8)(n)

(8)(o)	Participation Agreement, dated March 3, 2020, by and among Delaware Life Insurance Company, First Trust Variable Insurance Trust, and First Trust Portfolios, L.P. (Incorporated herein by reference to the Post-Effective Amendment No3 to the Registration Statement on Form N-4, File No. 333-225901 filed on April 27, 2020); Exhibit (8)(o)

(9)	Opinion of Counsel as to the legality of the securities being registered and Consent to its use;*

(10)	Consent of Independent Registered Public Accounting Firm;[1]

(11)	Not Applicable;

(12)	Not Applicable;

(14)(a)	Powers of Attorney;*

(14)(b)	Resolution of the Board of Directors of the Depositor dated April 23, 2020, authorizing the use of powers of attorney for Officer signatures (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-225901 filed on April 27, 2020); and Exhibit (14)(b)

(15)	Organization Chart for Group One Thousand One, LLC, the Depositor and Registrant (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-225901 filed on April 27, 2020). Exhibit 15

[1]	To be filed by amendment
*	Filed herewith

Item 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal Business Address	Positions and Offices With Depositor

Dennis A. Cullen 811 Turnberry Lane Northbrook, IL 60062	Director

David E. Sams, Jr. Delaware Life Insurance Company 1601 Trapelo Road, Suite 30 Waltham, MA 02451	Chairman and Director

Daniel J. Towriss Delaware Life Insurance Company 1601 Trapelo Road, Suite 30 Waltham, MA 02451	Chief Executive Officer and President and Director

Michael S. Bloom Delaware Life Insurance Company 1601 Trapelo Road, Suite 30 Waltham, MA 02451	Senior Vice President and General Counsel and Secretary

Andrew F. Kenney Delaware Life Insurance Company 1601 Trapelo Road, Suite 30 Waltham, MA 02451	Chief Investment Officer

Michael K. Moran Delaware Life Insurance Company 1601 Trapelo Road, Suite 30 Waltham, MA 02451	Senior Vice President and Chief Accounting Officer and Treasurer

James D. Purvis Delaware Life Insurance Company 1601 Trapelo Road, Suite 30 Waltham, MA 02451	Chief Operating Officer

Robert S. Sabatino Delaware Life Insurance Company 1601 Trapelo Road, Suite 30 Waltham, MA 02451	Senior Vice President, Information Technology and Operations

Fang L.Wang Delaware Life Insurance Company 1601 Trapelo Road, Suite 30 Waltham, MA 02451	Chief Financial Officer

Michelle B. Wilcon Delaware Life Insurance Company 1601 Trapelo Road, Suite 30 Waltham, MA 02451	Senior Vice President, Human Resources

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of the Depositor, Delaware Life Insurance Company, which is a wholly-owned subsidiary of Group One Thousand One, LLC.

The organization chart of Group One Thousand One, LLC, the Depositor and Registrant was filed as Exhibit 15 to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-225901, filed on April 27, 2020 and incorporated by reference into this Registration Statement. None of the companies listed in such organization chart is a subsidiary of the Registrant; therefore, the only financial statements being filed are those of Delaware Life Insurance Company.

Item 27. NUMBER OF CONTRACT OWNERS

As of June 1, 2020, there are no contract owners. The Depositor, through the Registrant, issues other contracts by means of other prospectuses.

Item 28. INDEMNIFICATION

Pursuant to Section 145 of the Delaware Corporation Law, Article 8 of the By-laws of Delaware Life Insurance Company (a copy of which was filed as Exhibit (6)(b) to Post-Effective Amendment No. 51 to the Registration Statement on Form N-4, File No. 333-83516, on August 11, 2014), provides for the indemnification of directors, officers and employees of Delaware Life Insurance Company.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Delaware Life Insurance Company pursuant to the certificate of incorporation, by-laws, or otherwise, Delaware Life Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Delaware Life Insurance Company of expenses incurred or paid by a director, officer, controlling person of Delaware Life Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Delaware Life Insurance Company will submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act, unless in the opinion of their counsel the matter has been settled by controlling precedent, and will be governed by the final adjudication of such issue.

Item 29. PRINCIPAL UNDERWRITERS

(a) Clarendon Insurance Agency, Inc., a wholly-owned subsidiary of Delaware Life Insurance Company, acts as general distributor for the Registrant, Delaware Life Variable Accounts C, D, E, G, I, K and L, Keyport Variable Account A, KMA Variable Account, Keyport Variable Account I, KBL Variable Account A, KBL Variable Annuity Account, Delaware Life NY Variable Accounts A, B, C, D, J and N.

(b)	Name and Principal Business Address*	Position and Offices with Underwriter
	Thomas G. Seitz	President and Director
	Michael K. Moran	Financial/Operations Principal and Treasurer and Director
	Michael S. Bloom	Secretary and Director
	Christopher J. Vellante	Chief Compliance Officer

*	The principal business address of all directors and officers of the principal underwriter, is 1601 Trapelo Road, Suite 30, Waltham, Massachusetts 02451

(c) Inapplicable.

Item 30. LOCATION OF ACCOUNTS AND RECORDS

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained, in whole or in part, by Delaware Life Insurance Company at its offices at 1601 Trapelo Road, Suite 30, Waltham, Massachusetts 02451 and at the offices of Clarendon Insurance Agency, Inc., at 1601 Trapelo Road, Suite 30, Waltham, Massachusetts 02451.

Item 31. MANAGEMENT SERVICES

Not Applicable.

Item 32. UNDERTAKINGS

The Registrant hereby undertakes:

(a)

To file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted;

(b)

To include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an Applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information;

(c)	To deliver any Statement of Additional Information and any financial statements required to be made available under SEC Form N-4 promptly upon written or oral request.

(d)

Representation with respect to Section 26(f)(2)(A) of the Investment Company Act of 1940: Delaware Life Insurance Company represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Waltham, and Commonwealth of Massachusetts on this 1st day of June, 2020.

DELAWARE LIFE VARIABLE ACCOUNT F
(Registrant)

By:	/s/ Daniel J. Towriss*
Daniel J. Towriss
President of Delaware Life Insurance Company

DELAWARE LIFE INSURANCE COMPANY
(Depositor)

By:	/s/ Daniel J. Towriss*
Daniel J. Towriss
Chief Executive Officer and President

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with the Depositor, Delaware Life Insurance Company, and on the dates indicated.

	SIGNATURE	TITLE	DATE

	/s/ David E. Sams, Jr.*	Chairman and Director	June 1, 2020
David E. Sams, Jr.

	/s/ Daniel J. Towriss*	Chief Executive Officer and President and Director	June 1, 2020
	Daniel J. Towriss	(Principal Executive Officer)

	/s/ Michael K. Moran*	Senior Vice President and Chief Accounting	June 1, 2020
	Michael K. Moran	Officer and Treasurer
(Principal Accounting Officer)

	/s/ Fang L. Wang	Chief Financial Officer	June 1. 2020
	Fang L. Wang	(Principal Financial Officer)

	/s/ Dennis A. Cullen*	Director	June 1, 2020
Dennis A. Cullen

*By:	/s/Kathleen A. McGah	Attorney-in-Fact for:	June 1, 2020
	Kathleen A. McGah	(1) Dennis A. Cullen, Director
(2) David E. Sams, Jr., Chairman and Director
(3) Daniel J. Towriss, Chief Executive Officer, President, and Director;
(4) Michael K. Moran, Senior Vice President, Chief Accounting Officer, and Treasurer
(5) Fang. L Wang, Chief Financial Officer

*

Kathleen A. McGah has signed this document on the indicated date on behalf of the above Directors for the Depositor pursuant to powers of attorney duly executed by such persons and a resolution of the Board of Directors authorizing use of powers of attorney for Officer signatures. The Resolution is incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-225901, filed on April 27, 2020. Powers of attorney are included herein as Exhibit 14(a).

Exhibit Index

(9)	Opinion of Counsel as to the legality of the securities being registered and Consent to its use

(14)(a)	Powers of Attorney for Dennis A. Cullen, Director; David E. Sams, Jr., Chairman and Director; Daniel J. Towriss, Chief Executive Officer, President, and Director; Michael K. Moran, Senior Vice President, Chief Accounting Officer, and Treasurer; Fang L. Wang, Executive Vice President and Chief Financial Officer